Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131784

PROSPECTUS

Crown Americas LLC

Crown Americas Capital Corp.

OFFER TO EXCHANGE

$500,000,000 7 5/8% Senior Notes due 2013 and related Guarantees for all outstanding

7 5/8% Senior Notes due 2013

$600,000,000 7 3/4% Senior Notes due 2015 and related Guarantees for all outstanding

7 3/4% Senior Notes due 2015

The exchange offer expires at 5:00 p.m., New York City time, on August 14, 2006, unless extended. Crown Americas and Crown Americas Capital, or the issuers, will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that the new notes:

•	will have been registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the old notes; and

•	will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer.

The new notes will be senior obligations of the issuers and initially will be guaranteed on a senior basis by their indirect parent, Crown Holdings, Inc., or Crown, and each of Crown’s U.S. subsidiaries (other than Crown Americas and Crown Americas Capital) that guarantees obligations under Crown’s senior secured credit facilities. The entities providing such guarantees are referred to collectively as the guarantors. The notes will not be guaranteed by Crown’s foreign subsidiaries. The new notes and new note guarantees will be effectively junior in right of payment to all existing and future secured indebtedness of the issuers and the guarantors to the extent of the value of the assets securing such indebtedness and will be junior in right of payment to all indebtedness of Crown’s non-guarantor subsidiaries.

See “ Risk Factors” beginning on page 16 for a discussion of risks that should be considered by holders prior to tendering their old notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 10, 2006.

This prospectus incorporates important business and financial information that is not included in or delivered with this document. This information is available without charge upon written or oral request. To obtain timely delivery, note holders must request the information no later than five business days before the expiration date. The expiration date is August 14, 2006. See “Incorporation of Documents by Reference.”

You should rely only on the information contained in this document and any supplement, including the periodic reports and other information we file with the Securities and Exchange Commission or to which we have referred you. See “Where You Can Find Additional Information.” Neither Crown Americas, Crown Americas Capital nor Crown has authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Crown Americas, Crown Americas Capital nor Crown is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with re-sales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Crown has agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The distribution of this prospectus and the offer or sale of the new notes may be restricted by law in certain jurisdictions. Persons who possess this prospectus must inform themselves about, and observe, any such restrictions. See “Plan of Distribution.” None of Crown Americas, Crown Americas Capital, Crown or any of their respective representatives is making any representation to any offeree or purchaser under applicable legal

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investment or similar laws or regulations. Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of Crown Americas, Crown Americas Capital, Crown or any of their respective representatives shall have any responsibility therefor.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

MARKET, RANKING AND OTHER DATA

The data included in this prospectus regarding markets and ranking, including the position of Crown and its competitors within these markets, are based on independent industry publications, reports of government agencies or other published industry sources and the estimates of Crown based on its management’s knowledge and experience in the markets in which it operates. Crown’s estimates have been based on information obtained from customers, suppliers, trade and business organizations and other contacts in the markets in which it operates. This information may prove to be inaccurate because of the method by which Crown obtained some of the data for these estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties.

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SUMMARY

The following summary should be read in connection with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) included elsewhere or incorporated by reference in this prospectus. See “Risk Factors” for a discussion of certain factors that should be considered in connection with this offering. Unless the context otherwise requires:

•	“Crown” refers to Crown Holdings, Inc. and its subsidiaries on a consolidated basis;

•	“Crown Cork” refers to Crown Cork & Seal Company, Inc. and not its subsidiaries;

•	“Crown European Holdings” refers to Crown European Holdings SA and not its subsidiaries;

•	“Crown Americas “ refers to Crown Americas LLC and not its subsidiaries;

•	“Crown Americas Capital” refers to Crown Americas Capital Corp.;

•	“we,” “us,” “our” and the “issuers” refers to Crown Americas and Crown Americas Capital, collectively;

•	“old 2013 notes” refers to the $500 million aggregate principal amount of 7 5/8% Senior Notes due 2013 issued on November 18, 2005 prior to the exchange, “old 2015 notes” refers to the $600 million aggregate principal amount of 7 3/4% Senior Notes due 2015 issued on November 18, 2005 prior to the exchange, and “old notes” refers to the old 2013 notes and the old 2015 notes, collectively;

•	“new 2013 notes” refers to the $500 million aggregate principal amount of 7 5/8% Senior Notes due 2013 offered in exchange for the old 2013 notes pursuant to this prospectus, “new 2015 notes” refers to the $600 million aggregate principal amount of 7 3/4% Senior Notes due 2015 offered in exchange for the old 2015 notes pursuant to this prospectus, and “new notes” refers to the new 2013 notes and the new 2015 notes, collectively;

•	“notes” refers collectively to the old notes and the new notes.

Crown Holdings, Inc.

Crown is a worldwide leader in the design, manufacture and sale of packaging products for consumer goods with 155 plants throughout 42 countries and approximately 24,000 employees. Crown’s primary products include steel and aluminum cans for food, beverage, household and other consumer products and a wide variety of metal caps and closures. Crown believes that, based on the number of units sold, it is the largest global supplier of food cans and metal vacuum closures and the third largest global supplier of beverage cans. In addition, Crown believes that it is the second largest producer of aerosol cans in the world and the largest rigid packaging company in Europe and Asia, excluding Japan.

2005 Refinancing Plan

On November 18, 2005, Crown Americas and Crown Americas Capital issued the old notes as part of a plan to repurchase or retire all of Crown European Holdings’ approximately $2.1 billion of outstanding second and third priority notes and to refinance Crown’s existing $400 million revolving credit facilities and $100 million revolving letter of credit facility. The purpose of the refinancing was to extend the average maturity of Crown’s indebtedness, increase operating and financial flexibility and reduce interest expense.

In connection with the offering of the old notes, Crown entered into new approximately $1.3 billion senior secured credit facilities consisting of (a) an $800 million revolving credit facility due in 2011, of which up to $410 million is available to Crown Americas in U.S. dollars, up to $350 million is available to Crown European Holdings and the subsidiary borrowers in dollars, euros or pound sterling in amounts to be agreed and up to

$40 million is available to CROWN Metal Packaging Canada LP in Canadian dollars, and (b) a term loan facility due in 2012 consisting of $165 million and €286.5 million term loans.

As part of the refinancing plan, Crown and Crown European Holdings consummated tender offers for any and all of Crown European Holdings’ 9 1/2% dollar denominated Second Priority Senior Secured Notes due 2011, 10 1/4% euro denominated Second Priority Senior Secured Notes due 2011 and 10 7/8% Third Priority Senior Secured Notes due 2013. Crown made payment for approximately $1,076 million aggregate principal amount of the $1,085 million dollar denominated second priority notes, €267 million aggregate principal amount of the €285 million euro denominated second priority notes and $722 million aggregate principal amount of the $725 million third priority notes and paid $275 million of premium above principal on the second and third priority notes. As a result of the receipt of the requisite consents in connection with the tender offers, Crown entered into supplemental indentures, dated as of November 18, 2005, that give effect to the release of the collateral securing the second and third priority notes and the elimination of substantially all of the restrictive covenants from the indentures governing the second and third priority notes. Giving effect to the tender offers, there are outstanding $8.7 million aggregate principal amount of the dollar denominated second priority notes, €18.2 million aggregate principal amount of the euro denominated second priority notes and $3.0 million aggregate principal amount of the third priority notes. In connection with the refinancing, Crown recorded a loss of $379 million in the fourth quarter of 2005 on the early extinguishment of debt to reflect tender offer premiums paid and prior unamortized debt issuance fees.

See “Use of Proceeds” and “Description of Certain Indebtedness.”

Organizational Structure

The following chart shows a summary of Crown’s current organizational structure, as well as the applicable obligors under the notes, other outstanding secured and unsecured notes, and Crown’s senior secured credit facilities as of the date of this prospectus. The new notes offered hereby in exchange for the old notes are unsecured and guaranteed by each of Crown’s U.S. subsidiaries that guarantees obligations under Crown’s senior secured credit facilities. See “Capitalization.”

*	Guarantor of Crown Cork’s obligations under the outstanding unsecured notes. See “Description of Certain Indebtedness.”
**	Guarantors of outstanding secured first priority notes, unsecured Crown European Holdings notes and new secured credit facilities to Crown European Holdings and its subsidiaries.
***	Guarantors of outstanding secured first priority notes and all new secured credit facilities.

Crown is a Pennsylvania corporation. Crown’s principal executive offices are located at One Crown Way, Philadelphia, Pennsylvania 19154, and its telephone number is (215) 698-5100. Crown Cork is a Pennsylvania corporation. Crown Americas (formerly known as Crown Americas, Inc.) is a Pennsylvania limited liability company. Crown Americas Capital is a Delaware corporation. Crown European Holdings (formerly known as CarnaudMetalbox SA) is a société anonyme organized under the laws of France. Each of Crown Cork, Crown Americas, Crown Americas Capital and Crown European Holdings is an indirect, wholly-owned subsidiary of Crown.

The Exchange Offer

On November 18, 2005, we issued and sold $500,000,000 7 5/8% Senior Notes due 2013 and $600,000,000 7 3/4% Senior Notes due 2015.

In connection with this sale, we entered into registration rights agreements with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes.

Notes Offered	$500,000,000 7 5/8% Senior Notes due 2013 and $600,000,000 7 3/4% Senior Notes due 2015.

The issuance of the new notes will be registered under the Securities Act. The terms of the new notes and old notes are identical in all material respects, except for transfer restrictions, registration rights relating to the old notes and certain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer. You are urged to read the discussions under the heading “The New Notes” in this Summary for further information regarding the new notes.

The Exchange Offer

We are offering to exchange the new 2013 notes for up to $500 million aggregate principal amount of the old 2013 notes and the new 2015 notes for up to $600 million aggregate principal amount of the old 2015 notes.

Old notes may be exchanged only in integral multiples of $1,000, as the case may be. In this prospectus, the term “exchange offer” means this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal. You are entitled to exchange your old notes for new notes.

Expiration Date; Withdrawal of Tender

The exchange offer will expire at 5:00 p.m., New York City time, on August 14, 2006, or such later date and time to which it may be extended by us. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair Crown Americas’ or

Crown Americas Capital’s ability to consummate the exchange offer. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer and tender your old notes, you must either:

•	complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein; or

•	if old notes are tendered pursuant to book-entry procedures, the tendering holder must arrange with the Depository Trust Company, or DTC, to cause an agent’s message to be transmitted through DTC’s Automated Tender Offer Program System with the required information (including a book-entry confirmation) to the exchange agent.

Broker-Dealers

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”

Exchange Agent	Citibank, N.A. is serving as the exchange agent in connection with the exchange offer.

Federal Income Tax Consequences	The exchange of old notes for new notes pursuant to the exchange offer should not be a taxable event for federal income tax purposes. See “Material Tax Considerations.”

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, Crown Americas and Crown Americas Capital are of the view that holders of old notes (other than any holder who is an “affiliate” of the issuers within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in a distribution of the new notes; and

•	neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or in compliance with an available exemption from registration or qualification. Crown Americas and Crown Americas Capital have agreed, under the registration rights agreements and subject to limitations specified in the registration rights agreements, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange the old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. See “The Exchange Offer—Resales of New Notes.”

The old notes are presently eligible for trading in the Portal Market.

The New Notes

For a more complete description of the terms of the new notes, see “Description of the New Notes.”

Issuers	Crown Americas, LLC, a Pennsylvania limited liability company, and Crown Americas Capital Corp., a Delaware corporation.

Notes Offered	$500,000,000 principal amount of 7 5/8% Senior Notes due 2013 and $600,000,000 principal amount of 7 3/4% Senior Notes due 2015.

Maturity

2013 Notes	November 15, 2013.

2015 Notes	November 15, 2015.

Interest	Interest on the new notes will accrue from the most recent date to which interest has been paid on the old notes and will be payable on May 15 and November 15 of each year beginning on May 15, 2006.

Ranking and Guarantees

The new notes will be senior obligations of Crown Americas and Crown Americas Capital, ranking senior in right of payment to all subordinated indebtedness of Crown Americas and Crown Americas Capital, and will be guaranteed on a senior basis by Crown and each of Crown’s present and future U.S. subsidiaries (other than Crown Americas and Crown Americas Capital) that from time to time are obligors under or guarantee Crown’s credit facilities.

The new notes and new note guarantees will be senior unsecured obligations of the issuers and the guarantors,

•	effectively ranking junior in right of payment to all existing and future secured indebtedness of the issuers and the guarantors to the extent of the value of the assets securing such indebtedness, including any borrowings under the new credit facilities;

•	structurally subordinated to all indebtedness of Crown’s non-guarantor subsidiaries which include all of Crown’s foreign subsidiaries;

•	ranking equal in right of payment to any existing or future senior unsecured indebtedness of the issuers and the guarantors; and

•	ranking senior in right of payment to all existing and future subordinated indebtedness of the issuers and the guarantors.

Upon the release of any new note guarantor from its obligations under the new credit facilities, unless there is existing a default or event of default under the indentures governing the new notes, the guarantee of such new notes by such new note guarantor will also be released.

Additional Indebtedness

As of March 31, 2006, Crown and its subsidiaries had approximately $3.6 billion of indebtedness, including $1.6 billion of secured indebtedness and $240 million of additional indebtedness of non-guarantor subsidiaries.

Crown may be able to incur additional debt in the future. Although Crown’s new credit facilities, the indenture governing Crown’s outstanding first priority notes and the indentures governing the new notes offered hereby contain, restrictions on Crown’s ability to incur indebtedness, those restrictions are subject to a number of exceptions. Crown is able to borrow up to an aggregate of approximately $800 million of secured indebtedness under its new revolving credit facilities of which $457 million was outstanding as of March 31, 2006.

Net Sales and Gross Profit from Non-Guarantors

For the fiscal years ended December 31, 2004 and 2005 and the fiscal quarter ended March 31, 2006, the non-guarantor subsidiaries of Crown represented in the aggregate approximately 71%, 71% and 68%, respectively, of consolidated net sales (calculated using $4,627 million of net sales by non-guarantor subsidiaries for the fiscal year ended December 31, 2004, $4,919 million for the fiscal year ended December 31, 2005 and $1,081 million for the fiscal quarter ended March 31, 2006, divided by Crown’s total consolidated net sales of $6,531 million for the fiscal year ended December 31, 2004, $6,908 million for the fiscal year ended December 31, 2005 and $1,579 million for the fiscal quarter ended March 31, 2006).

For the fiscal years ended December 31, 2004 and 2005 and the fiscal quarter ended March 31, 2006, the non-guarantor subsidiaries of Crown represented in the aggregate approximately 82%, 78% and 82%, respectively, of consolidated gross profit (calculated using $657 million of gross profit from non-guarantor subsidiaries for the fiscal year ended December 31, 2004, $702 million for the fiscal year ended December 31, 2005 and $150 million for the fiscal quarter ended March 31, 2006, divided by Crown’s total consolidated gross profit of $805 million for the fiscal year ended December 31, 2004, $900 million for the fiscal year ended December 31, 2005 and $184 million for the fiscal quarter ended March 31, 2006).

Optional Redemption

The issuers may redeem some or all of the new 2013 notes at any time prior to November 15, 2009 and the new 2015 notes at any time prior to November 15, 2010, in each case by paying a “make-whole” premium as set forth under “Description of the New Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date. Thereafter, the issuers may redeem some or all of the new notes at the redemption prices set forth under “Description of the New Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date.

Optional Redemption After Certain Equity Offerings	On or prior to November 15, 2008, the issuers may use the net cash proceeds from certain equity offerings of capital stock of Crown that are contributed to the common equity capital or are used to subscribe for qualified capital stock of Crown Americas to redeem up to 35% of the principal amount of the new 2013 notes at a redemption price equal to 107.625% of their principal amount and of the new 2015 notes at a redemption price equal to 107.750% of their principal amount, in each case plus accrued and unpaid interest, if any, to the redemption date; provided that at least 65% of the aggregate principal amount of such series of new notes originally issued remain outstanding immediately after such redemption. See “Description of the New Notes—Optional Redemption.”

Change of Control

Upon a change of control of Crown, as defined under the caption “Description of the New Notes—Repurchase at the Option of Holders,” you will have the right, as a holder of new notes, to require the issuers to repurchase all or part of your new notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Asset Sales

The issuers may have to use a portion of the net cash proceeds from selling assets to offer to purchase your new notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the New Notes—Repurchase at the Option of Holders.”

Restrictive Covenants	The indentures governing the new notes limit, among other things, Crown’s ability and the ability of its restricted subsidiaries (including the issuers) to:

•	incur additional debt;

•	pay dividends or make other distributions, repurchase capital stock, repurchase subordinated debt and make certain investments;

•	create liens and engage in sale and leaseback transactions;

•	create restrictions on the payment of dividends and other amounts to Crown or the issuers from restricted subsidiaries;

•	sell assets or merge or consolidate with or into other companies; and

•	engage in transactions with affiliates.

These covenants are subject to a number of important exceptions and limitations that are described under the caption “Description of the New Notes—Certain Covenants.”

Covenant Termination

If at any time the new notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no default or event of default has occurred and is continuing under the indentures governing such new notes, Crown and its subsidiaries will no longer be subject to most of the covenants described under the captions “Restrictive Covenants” and “Change of

Control” above with respect to such new notes and will not be required to offer to purchase such new notes from the net cash proceeds from asset sales as described under the caption “Asset Sales” above. Crown and its subsidiaries will not subsequently become subject to such covenants notwithstanding that one or both of such rating agencies may subsequently decrease their ratings of such new notes to below investment grade status. See “Description of the New Notes—Certain Covenants.”

Risk Factors

An investment in the new notes involves risks. You should carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under the caption “Risk Factors” in this prospectus.

Summary Historical Consolidated Condensed Financial Data

The following table sets forth summary historical consolidated condensed financial data for Crown. The summary of operations, balance sheet data and other data for each of the years in the five-year period ended December 31, 2005 have been derived from Crown’s audited consolidated financial statements and the notes thereto. The summary of operations, balance sheet data and other data for each of the three-month periods ended March 31, 2005 and 2006, respectively, have been derived from Crown’s unaudited consolidated financial statements and the notes thereto. The results of operations reflect the reclassification to discontinued operations of amounts related to Crown’s plastic closures business that was sold in October 2005. You should read the following financial information in conjunction with, and it is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Crown’s consolidated financial statements, the related notes and the other financial information incorporated by reference in this prospectus.

	(dollars in millions)
	Historical
	Year Ended December 31,					Three Months Ended March 31,
	2001(1)	2002(1)	2003	2004	2005	2005	2006
Summary of Operations Data:
Net sales	$6,669	$6,246	$6,007	$6,531	$6,908	$1,529	$1,579
Cost of products sold (excluding depreciation and amortization)	5,681	5,220	5,073	5,463	5,759	1,286	1,340
Depreciation and amortization	448	332	281	263	249	61	55

Gross profit	540	694	653	805	900	182	184
Selling and administrative expense	275	277	292	318	349	84	83
Provision for asbestos	51	30	44	35	10
Provision for restructuring	47	18	15	7	16		9
Provision for asset impairments and loss/(gain) on sale of assets	215	247	76	47	10	(5)
Loss/(gain) from early extinguishments of debt		(28)	12	39	383
Interest expense	455	342	379	361	361	94	67
Interest income	(18)	(11)	(11)	(8)	(9)	(2)	(3)
Translation and exchange adjustments	10	26	(207)	(98)	94	30

Income/(loss) from continuing operations before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting (2)	(495)	(207)	53	104	(314)	(19)	28
Provision/(benefit) for income taxes	507	9	71	61	(2)	(5)	7
Minority interests	(10)	(24)	(39)	(41)	(51)	(7)	(14)
Equity earnings/(loss)	6	9	(17)	14	12	3

Income/(loss) from continuing operations before cumulative effect of a change in accounting (2)	(1,006)	(231)	(74)	16	(351)	(18)	7

Discontinued Operations (3)
Income before income taxes	51	61	66	56	50	13
Provision for income taxes	21	21	24	21	17	5
Gain/(loss) on disposal					(27)		2
Income tax on disposal					17		2

Income/(loss) from discontinued operations	30	40	42	35	(11)	8	0

	(dollars in millions)
	Historical
	Year Ended December 31,					Three Months Ended March 31,
	2001(1)	2002(1)	2003	2004	2005	2005	2006
Income/(loss) before cumulative effect of a change in accounting	(976)	(191)	(32)	51	(362)	(10)	7
Cumulative effect of a change in accounting, net of tax	4	(1,014)

Net income/(loss)	$(972)	$(1,205)	$(32)	$51	$(362)	$(10)	$7

Other Financial Data:
Cash flows provided by/(used in):
Operating activities	$310	$415	$434	$404	$(122)	$(281)	$(178)
Investing activities	(163)	591	(100)	(107)	464	(41)	(40)
Financing activities	(63)	(1,128)	(328)	(246)	(497)	198	211
Capital expenditures	168	115	120	138	192	36	54
Ratio of earnings to fixed charges (4)(5)	—	—	1.2x	1.3x	—	—	1.4x

Balance Sheet Data (at end of period):
Cash and cash equivalents	$456	$363	$401	$471	$294	$340	$293
Working capital (6)	(84)	(246)	86	263	(98)	464	171
Total assets	9,620	7,505	7,773	8,125	6,545	8,079	6,885
Total debt	5,320	4,054	3,939	3,872	3,403	4,023	3,643
Shareholders’ equity/(deficit)	804	(87)	140	277	(236)	228	(213)

(1)	The summary of operations and other data for the years ended December 31, 2001 and 2002 includes the historical financial results of the following operations divested in 2002:

•	U.S. fragrance pumps business;

•	European pharmaceutical packaging business;

•	15% shareholding in Crown Nampak (Pty) Limited;

•	Central and East African packaging interests; and

•	89.5% of the equity interests of Constar International Inc.

Excluding the historical financial results of these divested operations, Net Sales for 2001 and 2002 would have been $5,765 million and $5,572 million, respectively, and Gross Profit for 2001 and 2002 would have been $470 million and $627 million, respectively. The following tables show a reconciliation of historical Net Sales and Gross Profit to Net Sales and Gross Profit excluding these divested operations (which is a non-GAAP measurement):

	(dollars in millions)
	Year Ended December 31, 2001
	Historical Amounts	Disposition Adjustments	Adjusted for Dispositions
Summary of Operations Data:
Net sales	$6,669	$(904)	$5,765
Cost of products sold (excluding depreciation and amortization)	5,681	(758)	4,923
Depreciation and amortization	448	(76)	372

Gross profit	540	(70)	470
Selling and administrative expense	275	(28)	247
Provision for asbestos	51	—	51
Provision for restructuring	47	(2)	45
Provision for asset impairments and loss/(gain) on sale of assets	215	(204)	11
Interest expense	455	(44)	411
Interest income	(18)	—	(18)
Translation and exchange adjustments	10	(1)	9

Loss before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting	(495)	209	(286)
Provision for income taxes	507	(6)	501
Minority interests and equity earnings	(4)	(1)	(5)

Loss before cumulative effect of a change in accounting	$(1,006)	$214	$(792)

	(dollars in millions)
	Year Ended December 31, 2002
	Historical Amounts	Disposition Adjustments	Adjusted for Dispositions
Summary of Operations Data:
Net sales	$6,246	$(674)	$5,572
Cost of products sold (excluding depreciation and amortization)	5,220	(558)	4,662
Depreciation and amortization	332	(49)	283

Gross profit	694	(67)	627
Selling and administrative expense	277	(22)	255
Provision for asbestos	30	—	30
Provision for restructuring	18	—	18
Provision for asset impairments and loss/(gain) on sale of assets	247	(243)	4
Gain from early extinguishments of debt	(28)	—	(28)
Interest expense	342	(15)	327
Interest income	(11)	—	(11)
Translation and exchange adjustments	26	(1)	25

Income/(loss) before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting	(207)	214	7
Provision/(benefit) for income taxes	9	(15)	(6)
Minority interests and equity earnings	(15)	1	(14)

Loss before cumulative effect of a change in accounting	$(231)	$230	$(1)

(2)	Excludes a credit of $4 million in 2001 and a charge of $1.014 billion in the first quarter of 2002 for the cumulative effect of a change in accounting for the adoption of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” in 2001 and SFAS 142, “Goodwill and Other Intangible Assets” in 2002.
(3)	On October 11, 2005, Crown completed the sale of its plastic closures business. The results of operations for the plastic closures business have been reported as discontinued operations for all periods presented.
(4)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, equity in earnings of affiliates, minority interests and cumulative effect of accounting changes plus fixed charges (exclusive of interest capitalized during the period), amortization of interest previously capitalized and distributed income from less-than-50%-owned companies. Fixed charges include interest incurred, expensed and capitalized, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor. For purposes of the covenants in the indentures governing the notes, the ratio of earnings to fixed charges is defined differently.
(5)	Earnings did not cover fixed charges by $493 million, $202 million and $306 million for the years ended December 31, 2001, 2002 and 2005, respectively, and by $18 million for the three months ended March 31, 2005.
(6)	Working capital consists of current assets less current liabilities.

RISK FACTORS

An investment in the new notes involves a high degree of risk. You should consider carefully the following risks involved in investing in the new notes, as well as the other information contained in this prospectus, before deciding whether to exchange your old notes in the exchange offer. The risk factors related to the new notes and Crown’s business are also generally applicable to the old notes.

Risks Related to the Exchange Offer

If you fail to exchange your old notes for new notes your old notes will continue to be subject to restrictions on transfer and may become less liquid.

We did not register the old notes under the Securities Act or any state securities laws, nor do we intend to after the exchange offer. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. If you do not exchange your old notes in the exchange offer, you will lose your right to have the old notes registered under the Securities Act, subject to certain limitations. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer will be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you do not tender your old notes you generally will not have any further registration rights, and your old notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the old notes could be adversely affected.

If an active trading market for the new notes does not develop, the liquidity and value of the new notes could be harmed.

While the old notes are presently eligible for trading in the Portal Market, there is no existing market for the new notes. An active public market for the new notes may not develop or, if developed, may not continue. If an active public market does not develop or is not maintained, you may not be able to sell your new notes at their fair market value or at all.

Even if a public market for the new notes develops, trading prices will depend on many factors, including prevailing interest rates, Crown’s operating results and the market for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. Declines in the market for debt securities generally may also materially and adversely affect the liquidity of the new notes, independent of Crown’s financial performance.

You must comply with the exchange offer procedures in order to receive new notes.

The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. None of us, Crown nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the old notes in the exchange offer to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

Risks Related to the New Notes

The substantial indebtedness of Crown could prevent it from fulfilling its obligations under the new notes and the new note guarantees.

Crown is highly leveraged. As a result of Crown’s substantial indebtedness, a significant portion of Crown’s cash flow will be required to pay interest and principal on its outstanding indebtedness, and Crown may not generate sufficient cash flow from operations, or have future borrowings available under its credit facilities, to enable it to pay its indebtedness, including the new notes, or to fund other liquidity needs. As of March 31, 2006, Crown had approximately $3.6 billion of total indebtedness, including $1.6 billion of secured indebtedness and $240 million of additional indebtedness of non-guarantor subsidiaries that ranked effectively senior to the new notes, $107 million of unsecured notes due in December 2006, and shareholders’ deficit of $213 million. Crown’s earnings did not cover fixed charges by $306 million for fiscal year 2005. Crown’s $558 million of first priority senior secured notes mature on September 1, 2011 and Crown’s new $800 million senior secured revolving credit facilities mature on May 15, 2011. Crown’s new $165 million and €286.5 million senior secured term loan facilities mature on November 15, 2012.

The substantial indebtedness of Crown could have important consequences to you. For example, it could:

•	make it more difficult for Crown and its subsidiaries to satisfy their obligations with respect to the new notes, such as the issuers’ obligation to purchase new notes tendered as a result of a change in control of Crown;

•	increase Crown’s vulnerability to general adverse economic and industry conditions, including rising interest rates;

•	limit Crown’s ability to obtain additional financing;

•	require Crown to dedicate a substantial portion of its cash flow from operations to service its indebtedness, thereby reducing the availability of its cash flow to fund future working capital, capital expenditures and other general corporate requirements;

•	require Crown to sell assets used in its business;

•	limit Crown’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place Crown at a competitive disadvantage compared to its competitors that have less debt.

If its financial condition, operating results and liquidity deteriorate, Crown’s creditors may restrict its ability to obtain future financing and its suppliers could require prepayment or cash on delivery rather than extend credit to it. If Crown’s creditors restrict advances, Crown’s ability to generate cash flows from operations sufficient to service its short and long-term debt obligations will be further diminished. In addition, Crown’s ability to make payments on and refinance its debt and to fund its operations will depend on Crown’s ability to generate cash in the future.

Crown and Crown Americas are holding companies with no direct operations and the new notes will be effectively subordinated to all indebtedness of Crown’s subsidiaries that are not guarantors of the new notes.

Crown and Crown Americas are holding companies with no direct operations. Their principal assets are the equity interests and investments they hold in their subsidiaries. As a result, they depend on dividends and other payments from their subsidiaries to generate the funds necessary to meet their financial obligations, including the payment of principal of and interest on their outstanding debt. Their subsidiaries are legally distinct from them and have no obligation to pay amounts due on their debt or to make funds available to them for such payment except as provided in the new note guarantees or pursuant to intercompany notes. Not all of Crown’s or Crown Americas’ subsidiaries will guarantee the new notes. Specifically, none of Crown’s or Crown Americas’ foreign subsidiaries guarantee the new notes. A holder of new notes will not have any claim as a creditor against subsidiaries of Crown or Crown Americas that are not guarantors of the new notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those non-guarantor subsidiaries will be effectively senior to your claims. For the fiscal years ended December 31, 2005 and 2004 and the fiscal quarter ended March 31, 2006, the non-guarantor subsidiaries of Crown would have represented in the aggregate approximately 71%, 71% and 68% of consolidated net sales and 78%, 82% and 82% of consolidated gross profit, respectively.

The new notes will be the joint and several obligations of Crown Americas and Crown Americas Capital. Crown Americas Capital was formed in connection with the offering of the new notes and has no assets or operations and is prohibited from engaging in any business activities except in connection with the issuance of the new notes and guaranteeing obligations of Crown and its subsidiaries, including the new senior secured credit facilities and the outstanding secured first priority notes.

Your right to receive payments on the new notes is effectively junior to Crown’s existing secured indebtedness, including the new credit facilities and the first priority notes, and possible future secured borrowings.

The new notes and the new note guarantees will be effectively subordinated to the prior payment in full of Crown’s, Crown Americas’ and the guarantors’ current and future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of March 31, 2006, Crown had approximately $1.6 billion of secured indebtedness, primarily consisting of borrowings under the new term loan and revolving credit facilities and the outstanding first priority notes. In addition, future borrowings under the new credit facilities will constitute secured indebtedness and Crown may incur substantial additional secured debt in the future. Because of the liens on the assets securing the new credit facilities and the secured notes, in the event of the bankruptcy, liquidation or dissolution of the issuers or any guarantor of such indebtedness, the assets of the issuers or guarantors would be available to pay obligations under the new notes offered hereby and other unsecured obligations only after payments had been made on the issuers’ or the guarantors’ secured indebtedness. Sufficient assets may not remain after these payments have been made to make any payments on the new notes offered hereby and Crown’s other unsecured obligations, including payments of interest when due. In addition, all payments on the new notes and the new note guarantees will be prohibited in the event of a payment default on Crown’s secured indebtedness (including borrowings under the new credit facilities) and, for limited periods, upon the occurrence of other defaults under the new credit facilities.

Some of Crown’s indebtedness is subject to floating interest rates, which would result in Crown’s interest expense increasing if interest rates rise.

As of March 31, 2006, approximately $1.1 billion of Crown’s $3.6 billion of total indebtedness was subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing Crown’s interest expense and reducing funds available for operations or other purposes. Crown’s annual interest expense net of interest income was $352 million, $353 million and $368 million for 2005, 2004 and 2003, respectively. Based on the amount of variable rate debt outstanding as of March 31, 2006, a 1% increase in variable interest rates would increase its annual interest expense by $11 million. Accordingly, Crown may experience economic losses and a negative impact on earnings as a result of interest rate fluctuations. Although Crown may use interest rate protection agreements from time to time to reduce its exposure to interest rate fluctuations in some cases, it may not elect or have the ability to implement hedges or, if it does implement them, they may not achieve the desired effect. See “Capitalization” and “Description of Certain Indebtedness” included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Position—Market Risk” in each of Crown’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which is incorporated by reference in this prospectus.

Notwithstanding Crown’s current indebtedness levels and restrictive covenants, Crown may still be able to incur substantial additional debt, which could exacerbate the risks described above.

Crown may be able to incur additional debt in the future. Although Crown’s new credit facilities, the indenture governing the first priority notes and the indentures governing the new notes will contain restrictions on Crown’s ability to incur indebtedness, those restrictions are subject to a number of exceptions and may be amended pursuant to the terms of the new credit facilities and indentures. In addition, if Crown is able to designate some of its restricted subsidiaries under the indentures governing the new notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indentures and engage in other activities in which restricted subsidiaries may not engage. Additionally, Crown may consider investments in joint ventures or acquisitions, which may increase Crown’s indebtedness. Adding new debt to current debt levels could intensify the related risks that Crown and its subsidiaries now face. See “Capitalization” and “Description of Certain Indebtedness.”

Restrictive covenants in the indentures governing the new notes, the new credit facilities and indentures and agreements governing Crown’s other current or future indebtedness could restrict Crown’s operating flexibility.

The indentures governing the new notes, the new credit facilities and the indentures and agreements governing Crown’s outstanding secured and unsecured notes contain affirmative and negative covenants that limit the ability of Crown and its subsidiaries to take certain actions. These restrictions may limit Crown’s ability to operate its businesses and may prohibit or limit its ability to enhance its operations or take advantage of potential business opportunities as they arise. The new credit facilities require Crown to maintain specified financial ratios and satisfy other financial conditions. The new credit facilities, the indentures governing the new notes and the agreements or indentures governing Crown’s outstanding secured notes restrict, among other things and subject to certain exceptions, the ability of Crown and the ability of all or substantially all of its subsidiaries to:

•	incur additional debt;

•	pay dividends or make other distributions, repurchase capital stock, repurchase subordinated debt and make certain investments or loans;

•	create liens and engage in sale and leaseback transactions;

•	create restrictions on the payment of dividends and other amounts to Crown from subsidiaries;

•	change accounting treatment and reporting practices;

•	enter into agreements restricting the ability of a subsidiary to pay dividends to, make or repay loans to, transfer property to, or guarantee indebtedness of, Crown or any of its subsidiaries;

•	sell or acquire assets and merge or consolidate with or into other companies; and

•	engage in transactions with affiliates.

In addition, the indentures and agreements governing Crown’s outstanding unsecured notes limit, among other things, the ability of Crown to enter into certain transactions, such as mergers, consolidations, asset sales, sale and leaseback transactions and the pledging of assets. Additionally, if Crown or certain of its subsidiaries experience specific kinds of changes of control, Crown’s credit facilities are due and payable and Crown must offer to repurchase outstanding notes.

The breach of any of these covenants by Crown or the failure by Crown to meet any of these ratios or conditions could result in a default under any or all of such indebtedness. If a default occurs under any such indebtedness, all of the outstanding obligations thereunder could become immediately due and payable, which could result in a default under Crown’s other outstanding debt and could lead to an acceleration of obligations related to the new notes and other outstanding debt. The ability of Crown to comply with the provisions of the credit facilities, the indentures governing the new notes, the agreements or indentures governing other indebtedness it may incur in the future and its outstanding secured and unsecured notes can be affected by events beyond its control and, therefore, it may be unable to meet those ratios and conditions.

The indentures governing the new notes and the new credit facilities permit Crown to repurchase Crown’s existing secured and unsecured notes and, subject to limitations, Crown’s outstanding common stock, thereby reducing the amounts available to satisfy Crown’s obligations under the notes.

The indentures governing the new notes and the new credit facilities permit the repurchase by Crown of outstanding indebtedness that is not expressly subordinated in right of payment to the new notes and any such repurchases would reduce the amounts available to satisfy Crown’s obligations under the new notes. Crown’s outstanding secured and unsecured notes will not be expressly subordinated to the new notes. Crown may from time to time repurchase existing notes, including outstanding unsecured notes that are scheduled to mature after the maturity date of the new notes, and outstanding common stock.

Crown is subject to certain restrictions that may limit its ability to make payments on the new notes and the new note guarantees out of the cash reserves shown on Crown’s consolidated financial statements.

The ability of Crown’s subsidiaries and joint ventures to pay dividends, make distributions, provide loans or make other payments to Crown may be restricted by applicable state and foreign laws, potentially adverse tax consequences and their agreements, including agreements governing their debt. In addition, the equity interests of Crown’s joint venture partners or other shareholders in Crown’s non-wholly owned subsidiaries in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with Crown. As a result, Crown may not be able to access their cash flow to service Crown’s debt, including the new notes, and Crown cannot assure you that the amount of cash and cash flow reflected on Crown’s financial statements will be fully available to Crown.

The new note guarantee of a subsidiary guarantor will be released if such subsidiary guarantor no longer guarantees or is otherwise an obligor of indebtedness under any Crown credit facility.

Any subsidiary guarantee of the new notes may be released without action by, or consent of, any holder of the new notes or the trustees under the indentures if the subsidiary guarantor is no longer a guarantor or an obligor of any Crown credit facility. The lenders under the new credit facilities will have the discretion to release the subsidiary guarantees under the new credit facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a subsidiary guarantor of the new notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims.

The new notes and the new note guarantees may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency.

Fraudulent transfer and insolvency laws may void, subordinate or limit the new notes and the new note guarantees. See “Description of the New Notes—Certain Bankruptcy and Fraudulent Transfer Limitations.”

Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, the issuance of the new note guarantees by Crown and the subsidiary guarantors could be voided, or claims in respect of such obligations could be subordinated to all of their other debts and other liabilities, if, among other things, at the time Crown and/or the subsidiary guarantors issued the related new note guarantees, or potentially the related old note guarantees, Crown or the applicable subsidiary guarantor intended to hinder, delay or defraud any present or future creditor; or received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which Crown’s or such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

By its terms, the new note guarantee of each U.S. subsidiary guarantor will limit the liability of each such guarantor to the maximum amount it can pay without the new note guarantee being deemed a fraudulent transfer.

The new credit facilities provide that certain change of control events constitute an event of default. In the event of a change of control, Crown, Crown Americas and the guarantors may not be able to satisfy all of their obligations under the credit facilities, the new notes or other indebtedness.

Crown, Crown Americas and the guarantors may not have sufficient assets or be able to obtain sufficient third party financing on favorable terms to satisfy all of their obligations under the new credit facilities, the new notes or other indebtedness in the event of a change of control. If Crown or the issuers experience specific kinds of changes of control, the issuers will be required to offer to repurchase all outstanding new notes. However, the credit facilities provide that certain change of control events will constitute an event of default under such facilities. Such an event of default would entitle the lenders thereunder to, among other things, cause all outstanding debt obligations under the credit facilities to become due and payable and to proceed against the collateral securing such credit facilities. Any event of default or acceleration of the credit facilities will likely also cause a default under the terms of other indebtedness of Crown.

In addition, the new credit facilities contain, and any future credit facilities or other agreements to which Crown becomes a party may contain, restrictions on its ability to offer to repurchase the new notes in connection with a change of control. In the event a change of control occurs at a time when it is prohibited from offering to purchase the new notes, the issuers could seek consent to offer to purchase the new notes or attempt to refinance the borrowings that contain such a prohibition. If it does not obtain the consent or refinance the borrowings, the issuers would remain prohibited from offering to purchase the new notes. In such case, the failure by the issuers to offer to purchase the new notes would constitute a default under the indentures governing the new notes, which, in turn, could result in amounts outstanding under any future credit facility or other agreement relating to indebtedness being declared due and payable. Any such declaration could have adverse consequences to Crown, the issuers and the holders of the new notes.

Crown may enter into transactions that would not constitute a change of control that could affect Crown’s ability to satisfy its obligations under the new notes.

Legal uncertainty regarding what constitutes a change of control and the provisions of the indentures may allow Crown to enter into transactions, such as acquisitions, refinancings or recapitalizations, that would not constitute a change of control but may increase Crown’s outstanding indebtedness or otherwise affect Crown’s ability to satisfy its obligations under the new notes. The definition of change of control includes a phrase relating to the transfer of “all or substantially all” of the assets of Crown and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require the issuers to repurchase new notes as a result of a transfer of less than all of the assets of Crown to another person may be uncertain.

The trading prices for the new notes may be affected by Crown’s credit rating.

Credit rating agencies continually revise their ratings for companies that they follow, including Crown. Any ratings downgrade could adversely affect the trading price of the new notes or the trading market for the new notes to the extent a trading market for the notes develops.

From and after the time when the new notes are rated investment grade, Crown will not be subject to most of the covenants in the indentures governing the new notes.

At any time when a series of new notes is rated “investment grade” by both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., Crown and its restricted subsidiaries will not be subject to most of the covenants contained in the indentures governing such new notes. This may permit the taking of actions that would be detrimental to the interests of the holders of such new notes and that would otherwise have been prohibited by the covenants. Crown and its restricted subsidiaries will not subsequently become subject to such covenants notwithstanding that one or both of such rating agencies may subsequently reduce the ratings of such new notes to below investment grade status.

Risks Related to Crown’s Business

Pending and future asbestos litigation and payments to settle asbestos-related claims could reduce Crown Cork’s cash flow and negatively impact Crown Cork’s financial condition.

Crown Cork is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. In 1963, Crown Cork acquired a subsidiary that had two operating businesses, one of which is alleged to have manufactured asbestos-containing insulation products. Crown Cork believes that the business ceased manufacturing such products in 1963.

Crown Cork recorded pre-tax charges of $10 million, $35 million, $44 million, $30 million and $50 million to increase its accrual for asbestos-related liabilities in 2005, 2004, 2003, 2002 and 2001, respectively. As of March 31, 2006, Crown Cork’s accrual for pending and future asbestos-related claims was $211 million and Crown Cork estimates that its range of potential liability for pending and future asbestos claims that are probable and estimable is between $211 million and $269 million. Crown Cork’s accrual includes estimates for probable costs for claims through the year 2015. The upper end of Crown Cork’s estimated range of possible asbestos costs of $269 million includes claims beyond that date. Assumptions underlying the accrual and the range of potential liability include that claims for exposure to asbestos that occurred after the sale of the subsidiary’s insulation business in 1964 would not be entitled to settlement payouts and that the Texas, Florida, Pennsylvania, Mississippi and Ohio asbestos legislation described in Note M to Crown’s consolidated financial statements in Crown’s Annual Report on Form 10-K for the year ended December 31, 2005 and Note K to Crown’s consolidated financial statements in Crown’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference in this prospectus, are expected to have a highly favorable impact on Crown Cork’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply.

Crown Cork made cash payments of $1 million, $29 million, $41 million, $68 million, $114 million and $118 million in the first three months of 2006 and the fiscal years 2005, 2004, 2003, 2002 and 2001, respectively, for asbestos-related claims. These payments have reduced and any such future payments will reduce the cash flow available to Crown Cork for its business operations and debt payments.

Asbestos-related pay-outs and defense costs may be significantly higher than those estimated by Crown Cork because the outcome of this type of litigation (and, therefore, Crown Cork’s reserve and range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the number or size of asbestos-related claims or settlements, the number of financially viable responsible parties, the extent to which Pennsylvania, Texas, Florida, Ohio and Mississippi statutes relating to asbestos liability are upheld and/or applied by Pennsylvania, Texas, Florida, Ohio and Mississippi courts, respectively, the extent to which a Pennsylvania statute relating to asbestos liability is upheld and/or applied by courts in states other than Pennsylvania, Crown Cork’s ability to obtain resolution without payment of asbestos-related claims by persons alleging first exposure to asbestos after 1964, and the potential impact of any pending or future asbestos-related legislation, including potential U.S. federal legislation described in Crown’s consolidated financial statements. Accordingly, Crown Cork may be required to make payments for claims substantially in excess of its accrual and range of potential liability, which could reduce Crown’s cash flow and impair Crown’s ability to satisfy its obligations under the new notes. As a result of the uncertainties regarding its asbestos-related liabilities and its reduced cash flow, the ability of Crown to raise new money in the capital markets is more difficult and more costly, and Crown may not be able to access the capital markets in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Provision for Asbestos,” “—Liquidity and Capital Resources” and “Note M—Provision for Asbestos” to the 2005 Consolidated Financial Statements of Crown Holdings, Inc. contained in Crown’s Annual Report on Form 10-K for the year ended December 31, 2005 and “Note K—Asbestos-Related Liabilities” to the Unaudited Consolidated Financial Statements of Crown Holdings, Inc. as of and for the three months ended March 31, 2006 contained in Crown’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference in this prospectus.

Crown has significant pension plan obligations worldwide and significant underfunded U.S. post-retirement obligations, which could decrease cash available to satisfy obligations under the new notes.

Pension contributions and payments under Crown’s retiree medical plans may decrease cash available to pay Crown’s obligations under the new notes. Crown sponsors various pension plans worldwide, with the largest funded plans in the UK, U.S. and Canada. In 2005, 2004, 2003, 2002 and 2001, Crown contributed $401 million, $171 million, $122 million, $144 million and $118 million, respectively, to these plans and currently anticipates its 2006 funding to be approximately $80 million. Pension expense in 2006 is expected to decrease to approximately $43 million from $85 million in 2005, primarily due to higher plan assets. A 0.25% change in the expected rate of return would change 2006 pension expense by approximately $10 million. A 0.25% change in the discount rates would change 2006 pension expense by approximately $7 million.

Crown has significant funding obligations for pension benefits. Crown contributed $323 million to its U.S. pension plan in 2005. Based on current assumptions, Crown has no minimum U.S. pension funding requirement in calendar year 2006.

Crown’s U.S. pension plan is significantly underfunded, and its U.S. retiree medical plans are unfunded. As of December 31, 2005, Crown’s U.S. pension plan was underfunded on a termination basis by approximately $352 million. The Crown pension plan assets consist primarily of common stocks and fixed income securities. If the performance of investments in the plan does not meet Crown’s assumptions, the underfunding of the pension plan may increase and Crown may have to contribute additional funds to the pension plan. In addition, federal legislative proposals have been made that could, if enacted, require Crown to significantly increase its funding obligations to the plan and recently enacted legislation is expected to increase the premiums paid by Crown to the Pension Benefit Guaranty Corporation. The actual impact of legislation regarding funding obligations would depend upon the requirements of the legislation, if enacted, contributions to and distributions from the pension plan and the investment performance of the assets contributed to the pension plans. An increase in pension contributions and expenses could decrease Crown’s cash available to pay its outstanding obligations, including the new notes, and its net income. While its U.S. pension plan continues in effect, Crown continues to incur additional pension obligations.

The Crown pension plan is subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded plan under certain circumstances. In the event its U.S. pension plan is terminated for any reason while the plan is underfunded, Crown will incur a liability to the PBGC that may be equal to the entire amount of the underfunding, and, under certain circumstances, the liability could be senior to the new notes.

In addition, as of December 31, 2005, the unfunded “accumulated postretirement benefit obligation,” calculated in accordance with generally accepted accounting principles, for retiree medical benefits was approximately $639 million, based on assumptions set forth in Crown’s consolidated financial statements.

Crown could be liable for Constar’s pension obligations, which could decrease cash available to satisfy obligations under the new notes.

Under certain circumstances, Crown may be liable for the pension obligations of Constar International Inc., Crown’s former subsidiary that engaged in an initial public offering in 2002, which could decrease Crown’s cash available to pay its outstanding obligations, including the new notes. At the time of the Constar initial public offering, Constar assumed sponsorship of the Crown pension plan which covered all active and former hourly employees and certain former salaried employees of Constar. Such plan was underfunded by approximately $24 million when it was assumed by Constar. The Constar pension plan is subject to ERISA. Under ERISA, the PBGC has the authority to terminate an underfunded plan under certain circumstances. If the Constar pension plan is terminated within five years of the completion of the Constar initial public offering, the PBGC may bring a claim under ERISA to hold Crown liable for the Constar pension plan underfunding if it is determined that a principal purpose of the Constar initial public offering was to evade pension liability. Crown does not believe that is the case. The actual amount for which Crown may become liable in the future depends on the future funding status of the Constar pension plan. In any case, if this claim is brought against Crown in the future, it may be costly to defend and the claim may reduce Crown’s liquidity.

Crown has had net operating losses in the past and may not generate profits in the future.

Operating losses could limit Crown’s ability to service its debt and fund its operations. For the fiscal years ended December 31, 2005, 2003, 2002 and 2001, Crown had consolidated losses from continuing operations before cumulative effect of a change in accounting of approximately $351 million, $74 million, $231 million and $1.0 billion, respectively. Crown had net income of $51 million for the fiscal year ended December 31, 2004. Crown may not generate net income in the future.

Crown’s principal markets are subject to overcapacity and intense competition, which could reduce Crown’s net sales and net income.

The worldwide food and beverage can markets have experienced limited growth in demand in recent years. Food and beverage cans are standardized products, allowing for relatively little differentiation among competitors. This has led to overcapacity and price competition among food and beverage producers, as capacity growth outpaced the growth in demand for food and beverage cans and overall manufacturing capacity exceeded demand. These market conditions reduced product prices, which contributed to declining revenue and net income and increasing debt balances that Crown experienced in the past. As a result of industry overcapacity and price competition, Crown may not be able to increase prices sufficiently to offset higher costs or to generate sufficient cash flow. The North American food and beverage can market, in particular, is considered to be a mature market, characterized by slow growth and a sophisticated distribution system. Price-driven competition has increased as producers seek to capture more sales volumes in order to keep their plants operating at optimal levels and reduce unit costs.

Competitive pricing pressures, overcapacity, the failure to develop new product designs and technologies for products, as well as other factors could cause Crown to lose existing business or opportunities to generate new business and could result in decreased cash flow and net income.

Crown is subject to competition from substitute products, which could result in lower profits and reduced cash flows.

Crown is subject to substantial competition from producers of alternative packaging made from glass, cardboard and plastic, particularly from producers of plastic food and beverage containers, whose market has grown substantially over the past several years. Crown’s sales depend heavily on the volumes of sales by Crown’s customers in the food and beverage markets. Changes in preferences for products and packaging by consumers of prepackaged food and beverage cans significantly influence Crown’s sales. Changes in packaging by Crown’s customers may require Crown to re-tool manufacturing operations, which could require material expenditures. In addition, a decrease in the costs of, or a further increase in consumer demand for, alternative packaging could result in lower profits and reduced cash flows for Crown.

Crown is subject to the effects of fluctuations in foreign exchange rates, which may reduce its net sales and cash flow.

Crown is exposed to fluctuations in foreign currencies as a significant portion of its consolidated net sales, and some of its costs, assets and liabilities, are denominated in currencies other than the U.S. dollar. For the fiscal years ended December 31, 2005, 2004 and 2003 and the three months ended March 31, 2006, Crown derived approximately 70%, 69%, 68% and 71%, respectively, of its consolidated net sales from sales in foreign currencies. In its consolidated financial statements, Crown translates local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, its reported international revenue and earnings will be reduced because the local currency will translate into fewer U.S. dollars. Conversely, a weakening U.S. dollar will effectively increase the dollar-equivalent of Crown’s expenses and liabilities denominated in foreign currencies. Crown’s translation and exchange adjustments reduced reported income before tax by $94 million in 2005, and increased reported income before tax by $98 million in 2004 and by $207 million in 2003. See “Management’s Discussion and Analysis of Financial Condition and

Results of Operations—Financial Position—Market Risk” in Crown’s Annual Report on Form 10-K for the year ended December 31, 2005 and “Quantitative and Qualitative Disclosures About Market Risk” in Crown’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference in this prospectus.

Although Crown may use financial instruments such as foreign currency forwards from time to time to reduce its exposure to currency exchange rate fluctuations in some cases, it may not elect or have the ability to implement hedges or, if it does implement them, they may not achieve the desired effect. In connection with the 2005 refinancing plan, Crown European Holdings entered into currency swaps to convert an aggregate of approximately $700 million of dollar denominated debt into euros.

Crown’s international operations are subject to various risks that may lead to decreases in its financial results.

The risks associated with operating in foreign countries may have a negative impact on Crown’s liquidity and net income. Crown’s international operations generated approximately 71%, 70%, 69% and 68% of its consolidated net sales in the first three months of 2006 and the fiscal years 2005, 2004 and 2003, respectively. The business strategy of Crown includes continued expansion of international activities. However, Crown’s international operations are subject to various risks associated with operating in foreign countries, including:

•	restrictive trade policies;

•	inconsistent product regulation or policy changes by foreign agencies or governments;

•	duties, taxes or government royalties, including the imposition or increase of withholding and other taxes on remittances and other payments by non-U.S. subsidiaries;

•	customs, import/export and other trade compliance regulations;

•	foreign exchange rate risks;

•	difficulty in collecting international accounts receivable and potentially longer payment cycles;

•	increased costs in maintaining international manufacturing and marketing efforts;

•	non-tariff barriers and higher duty rates;

•	difficulties in enforcement of contractual obligations and intellectual property rights;

•	exchange controls, such as those found in Thailand;

•	national and regional labor strikes;

•	language and cultural barriers;

•	high social benefit costs for labor, including costs associated with restructurings;

•	political, social, legal and economic instability;

•	taking of property by nationalization or expropriation without fair compensation;

•	imposition of limitations on conversions of foreign currencies into dollars or payment of dividends and other payments by non-U.S. subsidiaries;

•	hyperinflation and currency devaluation in certain foreign countries, including the countries of Eastern Europe and Turkey, where such currency devaluation could affect the amount of cash generated by operations in those countries and thereby affect Crown’s ability to service the new notes; and

•	war, civil disturbance and acts of terrorism.

There can be no guarantee that a deterioration of economic conditions in countries in which Crown operates would not have a material impact.

Crown’s profits will decline if Crown is unable to pass through recent raw material price increases or if the price of raw materials or energy experience further increases and it cannot increase the price of its products.

Crown uses various raw materials, such as aluminum and steel for metals packaging, and various types of resins, which are petrochemical derivatives, for plastics packaging in its manufacturing operations. Sufficient quantities of these raw materials may not be available in the future. Moreover, the prices of certain of these raw materials, such as aluminum and steel, have historically been subject to volatility. In 2005, consumption of steel and aluminum represented approximately 30% and 28%, respectively, of Crown’s consolidated cost of products sold, excluding depreciation and amortization. The average market price for steel used in packaging increased approximately 20% and the average price of aluminum ingot on the London Metal Exchange increased approximately 16% during 2005. Supplier consolidations and recent government regulations provide additional uncertainty as to the level of prices at which Crown might be able to source raw materials in the future.

As a result of raw material price increases, in 2005 Crown implemented significant price increases in all of its steel and aluminum product categories. There can be no assurance that Crown will be able to fully recover from its customers the impact of steel surcharges or steel and aluminum price increases. In addition, if Crown is unable to purchase steel or aluminum for a significant period of time, Crown’s steel or aluminum-consuming operations would be disrupted. Crown is continuing to monitor this steel and aluminum prices situation and the effect on its operations.

Crown may be subject to adverse price fluctuations and surcharges, including recent steel and aluminum price increases discussed above, when purchasing raw materials. While certain, but not all, of Crown’s contracts pass through raw material costs to customers, Crown may be unable to increase its prices to offset increases in raw material costs without suffering reductions in unit volume, revenue and operating income. In addition, any price increase may take effect after related cost increases, reducing operating income in the near term. If any of Crown’s principal suppliers were to increase their prices significantly, impose substantial surcharges or were unable to meet its requirements for raw materials, either or both of its revenues or profits would decline.

In addition, the manufacturing facilities of Crown are dependent, in varying degrees, upon the availability of processed energy, such as natural gas and electricity. Certain of these energy sources may become difficult or impossible to obtain on acceptable terms due to external factors or may only be available at substantially increased costs, which could increase Crown’s costs or interrupt its business.

The loss of a major customer and/or customer consolidation could reduce Crown’s net sales and profitability.

Many of Crown’s largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of Crown’s business with its largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of product purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from Crown’s customers may reduce Crown’s net sales and net income.

The majority of Crown’s sales are to companies that have leading market positions in the sale of packaged food, beverages, aerosol and health and beauty products to consumers. Although no one customer accounted for more than 10% of its net sales in 2005, 2004, or 2003, the loss of any of its major customers, a reduction in the purchasing levels of these customers, an inability to pass through raw material price increases to these customers or an adverse change in the terms of supply agreements with these customers could reduce Crown’s net sales and net income. A continued consolidation of Crown’s customers could exacerbate any such loss.

Crown’s business is seasonal and weather conditions could reduce Crown’s net sales.

Crown manufactures packaging primarily for the food and beverage can market. Its sales can be affected by weather conditions. Due principally to the seasonal nature of the soft drink, brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, sales of Crown’s products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year. Unseasonably cool weather can reduce consumer demand for certain beverages packaged in its containers. In addition, poor weather conditions that reduce crop yields of packaged foods can decrease customer demand for its food containers.

Crown is subject to costs and liabilities related to stringent environmental and health and safety standards.

Laws and regulations relating to environmental protection and health and safety may increase Crown’s costs of operating and reduce Crown’s profitability. Crown’s operations are subject to numerous U.S. federal and state and non-U.S. laws and regulations governing the protection of the environment, including those relating to treatment, storage and disposal of waste, discharges into water, emissions into the atmosphere, remediation of soil and groundwater contamination and protection of employee health and safety. Future regulations may impose stricter environmental requirements affecting Crown’s operations. For example, anticipated future restrictions in some jurisdictions on air emissions of volatile organic compounds and the use of certain paint and lacquering ingredients may require Crown to employ additional control equipment or process modifications. Crown’s operations and properties, both in the U.S. and abroad, must comply with these laws and regulations.

A number of governmental authorities both in the U.S. and abroad have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials and/or limitations on certain kinds of packaging materials such as plastics. In addition, some companies with packaging needs have responded to such developments, and/or to perceived environmental concerns of consumers, by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of Crown’s products, and/or increase Crown’s costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Position—Environmental Matters” in Crown’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus.

Crown has written down a significant amount of goodwill, and a further writedown of goodwill would result in lower reported net income and a reduction of its net worth.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Under the standard, Crown is no longer required to or permitted to amortize goodwill reflected on its balance sheet. It is, however, required to evaluate goodwill reflected on its balance sheet when circumstances indicate a potential impairment and at least annually, under the new impairment testing guidelines outlined in the standard. If it determines that the goodwill is impaired, Crown would be required to write-off a portion or all of the goodwill. Crown adopted this standard on January 1, 2002 and recorded a noncash, non-tax deductible impairment charge of $1.0 billion, reported as the cumulative effect of a change in accounting. Further impairment of Crown’s goodwill would require additional write-offs of goodwill, which would reduce Crown’s net income and net worth in the period of any such write-off. At March 31, 2006, the carrying value of Crown’s goodwill was approximately $2.0 billion.

If Crown fails to retain key management and personnel Crown may be unable to implement its business and financial improvement plan.

Members of Crown’s senior management have extensive industry experience, and it would be difficult to find new personnel with comparable experience. Because Crown’s business is highly specialized, we believe that it would also be difficult to replace Crown’s key technical personnel. Crown believes that its future success depends, in large part, on its experienced senior management team. Losing the services of key members of its management team could limit Crown’s ability to implement its business and financial improvement plan.

A significant portion of Crown’s workforce is unionized and labor disruptions could increase Crown’s costs and prevent Crown from supplying its customers.

A significant portion of Crown’s workforce is unionized. Although Crown considers its current relations with its employees to be generally good, a prolonged work stoppage or strike at any facility with unionized employees could increase Crown’s costs and prevent Crown from supplying its customers. In addition, upon the expiration of existing collective bargaining agreements, Crown may not reach new agreements without union action and any such new agreements may not be on terms satisfactory to Crown.

If Crown fails to maintain an effective system of internal controls, Crown may not be able to accurately report financial results or prevent fraud.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm Crown’s business. Crown must annually evaluate its internal procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and auditors to assess the effectiveness of internal controls. If Crown fails to remedy or maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, Crown could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation.

In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect Crown’s financial condition. There can be no assurance that Crown will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that Crown’s management and auditors will continue to conclude that Crown’s internal controls are effective.

Crown is subject to litigation risks which could negatively impact its operations and net income.

Crown is subject to various lawsuits and claims with respect to matters such as governmental, environmental and employee benefits laws and regulations, securities, labor, recent price increases for certain of Crown’s products, and actions arising out of the normal course of business, in addition to asbestos-related litigation described in “—Pending and future asbestos litigation and payments to settle asbestos-related claims could reduce Crown Cork’s cash flow and negatively impact Crown Cork’s financial condition.” Crown is currently unable to determine the total expense or possible loss, if any, that may ultimately be incurred in the resolution of such legal proceedings. Regardless of the ultimate outcome of such legal proceedings, they could result in significant diversion of time by Crown’s management. The results of Crown’s pending legal proceedings, including any potential settlements, are uncertain and the outcome of these disputes may decrease its cash available for operations and investment, restrict its operations, adversely affect its ability to pass through raw material costs to customers or otherwise negatively impact its business, operating results, financial condition and cash flow.

Crown’s shareholders’ deficit could increase if a proposed Statement of Financial Accounting Standards is adopted.

On March 31, 2006, the Financial Accounting Standards Board issued a proposed Statement of Financial Accounting Standards, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R).” The proposed statement, if finalized in its current form, would be effective for Crown as of December 31, 2006, and would require Crown, among other things, to recognize in its balance sheet the funded status of its pension and other postretirement plans. Full recognition of the funded status, using the discount rates, assumptions, and other information as disclosed in Note W to Crown’s Consolidated Financial Statements in its Annual Report on Form 10-K for the year ended December 31, 2005, would increase Crown’s shareholders’ deficit by approximately $700 million. The adjustments to shareholders deficit, if any, will depend on many factors, including but not limited to whether the proposed statement is finalized, and in what form; the discount rates used to record the adjustment; and amendments, if any, made to Crown’s pension and other postretirement plans prior to the adoption of a final standard.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto), are “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements can be identified by words, such as “believes,” “estimates,” “anticipates,” “expects” and other words of similar meaning in connection with a discussion of future operating or financial performance. These may include, among others, statements relating to:

•	Crown’s plans or objectives for future operations, products or financial performance;

•	Crown’s and its subsidiaries’ indebtedness and other contractual arrangements, including with customers and suppliers;

•	the impact of an economic downturn or growth in particular regions;

•	anticipated uses of cash;

•	cost reduction efforts and expected savings; and

•	the expected outcome of contingencies, including with respect to asbestos-related litigation and pension and post-retirement liabilities.

These forward-looking statements are made based upon Crown’s expectations and beliefs concerning future events impacting it and therefore involve a number of risks and uncertainties. Crown cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause the actual results of operations or the financial condition of Crown to differ include, but are not necessarily limited to, the factors indicated in this prospectus under the caption “Risk Factors” and the following additional factors:

•	its ability to repay, refinance or restructure its short and long-term indebtedness on adequate terms and to comply with the terms of its agreements relating to debt;

•	loss of customers, including the loss of any significant customer;

•	its ability to obtain and maintain adequate pricing for its products, including the impact on its revenue, margins and market share and the ongoing impact of its recent price increases;

•	the impact of its initiative to generate additional cash, including the reduction of working capital levels and capital spending;

•	restrictions on Crown’s use of available cash under its debt agreements;

•	its ability to realize cost savings from its restructuring programs;

•	changes in the availability and pricing of raw materials (including aluminum can sheet, steel tinplate, plastic resin, inks and coatings) and energy and its ability to pass raw material and energy price increases and surcharges through to its customers or to otherwise manage these commodity pricing risks;

•	the financial condition of its vendors and customers;

•	its ability to generate significant cash to meet its obligations and invest in its business and to maintain appropriate debt levels;

•	its ability to maintain adequate sources of capital and liquidity;

•	its ability to realize efficient capacity utilization and inventory levels and to innovate new designs and technology for its products in a cost-effective manner;

•	changes in consumer preferences for different packaging products;

•	competitive pressures, including new product developments, industry overcapacity, or changes in competitors’ pricing for products;

•	its ability to maintain and develop competitive technologies for the design and manufacture of products in a cost effective manner and to withstand competitive and legal challenges to the proprietary nature of such technology;

•	its ability to generate sufficient production capacity;

•	the collectibility of receivables;

•	changes in governmental regulations or enforcement practices, including with respect to environmental, health and safety matters and restrictions as to foreign investment or operation;

•	weather conditions including their effect on demand for beverages and on crop yields for fruits and vegetables stored in food containers;

•	changes or differences in U.S. or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates (and the effectiveness of any currency or interest rate hedges) and tax rates;

•	war or acts of terrorism that may disrupt its production or the supply or pricing of raw materials, impact the financial condition of its customers or adversely affect its ability to refinance or restructure its indebtedness;

•	the impact of existing and future legislation regarding refundable mandatory deposit laws in Europe for non-refillable beverage containers and the implementation of an effective return system;

•	energy and natural resource costs;

•	the costs and other effects of legal and administrative cases and proceedings, settlements and investigations;

•	the outcome of asbestos-related litigation, including the number and size of future claims and the terms of settlements, and the impact of bankruptcy filings by other companies with asbestos-related liabilities, any of which could increase asbestos-related costs over time, the adequacy of reserves established for asbestos-related liabilities, Crown Cork’s ability to obtain resolution without payment of asbestos related claims by persons alleging first exposure to asbestos after 1964, and the impact of Texas, Mississippi, Ohio, Florida and Pennsylvania legislation dealing with asbestos liabilities and any litigation challenging that legislation and any future state or federal legislation dealing with asbestos liabilities;

•	labor relations and workforce and social costs, including pension and post-retirement obligations and other employee or retiree costs;

•	investment performance of its pension plans;

•	costs and difficulties related to the integration of acquired businesses;

•	changes in Crown’s critical or other accounting policies or the assumptions underlying these policies;

•	changes in Crown’s strategic areas of focus; and

•	the impact of any potential dispositions, acquisitions or other strategic realignments, including the recent sale of Crown’s plastic closures business and the final net proceeds therefrom which may impact Crown’s operations, financial profile or levels of indebtedness.

Some of the factors noted above are discussed elsewhere in this prospectus and in the periodic and current reports Crown files with the SEC. Crown does not intend to review or revise any particular forward-looking statement in light of future events.

USE OF PROCEEDS

We will not receive any proceeds from this exchange offer. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreements.

Net proceeds from the offering of the old notes were approximately $1.1 billion, before deducting the initial purchasers’ discount. These net proceeds, together with the proceeds from the sale of Crown’s plastic closures business and the initial borrowings under Crown’s new term loan and revolving credit facility, were used to (i) repay principal and premium on approximately $1,076 million aggregate principal amount of the $1,085 million dollar denominated second priority notes, €267 million aggregate principal amount of the €285 million euro denominated second priority notes and $722 million aggregate principal amount of the $725 million third priority notes, (ii) pay fees and expenses associated with the refinancing and (iii) for general corporate purposes.

See “Description of Certain Indebtedness.”

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Ratio of earnings to fixed charges	(1)	(1)	1.2x	1.3x	(1)	(1)	1.4x

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, equity in earnings of affiliates, minority interests and cumulative effect of accounting changes plus fixed charges, amortization of interest previously capitalized and distributed income from less-than-50%-owned companies. Fixed charges include interest incurred, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor. For purposes of the covenants in the indentures governing the new notes, the ratio of earnings to fixed charges is defined differently.

(1)	Earnings did not cover fixed charges by $493 million, $202 million and $306 million for the years ended December 31, 2001, 2002 and 2005, respectively, and by $18 million for the three months ended March 31, 2005.

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization of Crown as of March 31, 2006. Crown’s historical financial results and related financial information reflect the reclassification to discontinued operations of amounts related to Crown’s plastic closures business that was sold in October 2005. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and Crown’s consolidated financial statements, the related notes and the other financial information included elsewhere or incorporated by reference in this prospectus.

(dollars in millions)
March 31, 2006
Cash and cash equivalents	$293

Debt:
Existing credit facilities	—
New credit facilities:
Revolving credit facilities	457
Term loan facilities	513
6 1/4% First priority notes	558
9 1/2% Second priority notes(1)	9
10 1/4% Second priority notes(1)	23
10 7/8% Third priority notes(1)	3
7 5/8% senior notes due 2013	500
7 3/4% senior notes due 2015	600
Outstanding unsecured notes:
Notes due through 2006	107
Notes due 2023 through 2096	700
Capital lease obligations and other secured debt	42
Other unsecured indebtedness	131

Total debt	$3,643
Minority interests	259
Shareholders’ equity	(213)

Total capitalization	$3,689

(1)	Crown entered into supplemental indentures, dated as of November 18, 2005, that give effect to the release of the collateral securing the second and third priority notes and the elimination of substantially all of the restrictive covenants from the indentures governing the second and third priority notes. See “Description of Certain Indebtedness.”

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected consolidated historical financial data for Crown. The summary of operations, balance sheet data and other data for each of the years in the five-year period ended December 31, 2005 have been derived from Crown’s audited consolidated financial statements and the notes thereto. The summary of operations, balance sheet data and other data for each of the three-month periods ended March 31, 2005 and 2006, respectively, have been derived from Crown’s unaudited consolidated financial statements and the notes thereto. The selected consolidated historical financial data reflect the reclassification to discontinued operations of amounts related to Crown’s plastic closures business that was sold in October 2005. You should read the following financial information in conjunction with, and it is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the related notes and the other financial information incorporated by reference in this prospectus.

(dollars in millions)
Year Ended December 31,	Three Months Ended March 31,
2001(1)	2002(1)	2003	2004	2005	2005	2006
Summary of Operations Data:
Net sales	$6,669	$6,246	$6,007	$6,531	$6,908	$1,529	$1,579
Cost of products sold (excluding depreciation and amortization)	5,681	5,220	5,073	5,463	5,759	1,286	1,340
Depreciation and amortization	448	332	281	263	249	61	55

Gross profit	540	694	653	805	900	182	184
Selling and administrative expense	275	277	292	318	349	84	83
Provision for asbestos	51	30	44	35	10
Provision for restructuring	47	18	15	7	16	9
Provision for asset impairments and loss/(gain) on sale of assets	215	247	76	47	10	(5)
Loss/(gain) from early extinguishments of debt	(28)	12	39	383
Interest expense	455	342	379	361	361	94	67
Interest income	(18)	(11)	(11)	(8)	(9)	(2)	(3)
Translation and exchange adjustments	10	26	(207)	(98)	94	30

Income/(loss) from continuing operations before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting	(495)	(207)	53	104	(314)	(19)	28
Provision/(benefit) for income taxes	507	9	71	61	(2)	(5)	7
Minority interests	(10)	(24)	(39)	(41)	(51)	(7)	(14)
Equity earnings/(loss)	6	9	(17)	14	12	3

Income/(loss) from continuing operations before cumulative effect of a change in accounting	(1,006)	(231)	(74)	16	(351)	(18)	7

Discontinued Operations (2)
Income before income taxes	51	61	66	56	50	13
Provision for income taxes	21	21	24	21	17	5
Gain/(loss) on disposal	(27)	2
Income tax on disposal	17	2

Income/(loss) from discontinued operations	30	40	42	35	(11)	8	0

Income/(loss) before cumulative effect of a change in accounting	(976)	(191)	(32)	51	(362)	(10)	7
Cumulative effect of a change in accounting, net of tax (3)	4	(1,014)

Net income/(loss) (4)	$(972)	$(1,205)	$(32)	$51	$(362)	$(10)	$7

Other Financial Data:
Cash flows provided by/(used in):
Operating activities	$310	$415	$434	$404	$(122)	$(281)	$(178)
Investing activities	(163)	591	(100)	(107)	464	(41)	(40)
Financing activities	(63)	(1,128)	(328)	(246)	(497)	198	211
Capital expenditures	168	115	120	138	192	36	54
Ratio of earnings to fixed charges (5)(6)	—	—	1.2	x	1.3	x	—	—	1.4	x

Balance Sheet Data (at end of period):
Cash and cash equivalents	$456	$363	$401	$471	$294	$340	$293
Working capital	(84)	(246)	86	263	(98)	464	171
Total assets	9,620	7,505	7,773	8,125	6,545	8,079	6,885
Total debt	5,320	4,054	3,939	3,872	3,403	4,023	3,643
Shareholders’ equity/(deficit)	804	(87)	140	277	(236)	228	(213)

(1)	The summary of operations and other data for the years ended December 31, 2001 and 2002 includes the historical financial results of the following operations divested in 2002:

•	U.S. fragrance pumps business;

•	European pharmaceutical packaging business;

•	15% shareholding in Crown Nampak (Pty) Limited;

•	Central and East African packaging interests; and

•	89.5% of the equity interests of Constar International Inc.

(2)	On October 11, 2005, Crown completed the sale of its plastic closures business. The results of operations for the plastic closures business have been reported as discontinued operations for all periods presented.
(3)	Cumulative effect of a change in accounting includes transition adjustments for the adoption of FAS 133 in 2001 and FAS 142 in 2002.
(4)	Income from continuing operations for the periods presented includes the following after-tax charges/(credits):

	(dollars in millions)
	Year Ended December 31,						Three Months Ended March 31,
	2001		2002	2003	2004	2005	2005	2006
Provision for restructuring		$46	$15	$14	$5	$14		$7
Per diluted share		$0.37	$0.10	$0.09	$0.03	$0.08		$0.04
Provision for asbestos		$51	$30	$44	$35	$10
Per diluted share		$0.41	$0.21	$0.27	$0.21	$0.06
Provision for asset impairments and loss/(gain) on sale of assets		$208	$258	$68	$41	$10	$(5)
Per diluted share		$1.66	$1.79	$0.41	$0.25	$0.06	$(0.03)
Loss/(gain) on early extinguishments of debt	$		$(28)	$16	$34	$376
Per diluted share	$		$(0.19)	$0.10	$0.20	$2.27
Foreign exchange (gain)/loss on U.S. dollar debt in Europe				$(143)	$(67)	$87	$22
Per diluted share				$(0.86)	$(0.40)	$0.52	$0.13
Crown’s share of goodwill impairment charge recorded by Constar International Inc.				$22
Per diluted share				$0.13
Valuation allowance for U.S. deferred tax assets		$452
Per diluted share		$3.60
Cumulative effect of accounting change		$(4)	$1,014
Per diluted share		$(0.03)	$7.05

(5)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, equity in earnings of affiliates, minority interests and cumulative effect of accounting changes plus fixed charges (exclusive of interest capitalized during the period) amortization of interest previously capitalized and distributed income from less-than-50%-owned companies. Fixed charges include interest incurred, expensed and capitalized, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor. For purposes of the covenants in the indentures governing the notes, the ratio of earnings to fixed charges is defined differently.
(6)	Earnings did not cover fixed charges by $493 million, $202 million and $306 million for the years ended December 31, 2001, 2002 and 2005, respectively, and by $18 million for the three months ended March 31, 2005.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Credit Facilities

In connection with its 2005 refinancing plan, on November 18, 2005 Crown entered into new senior secured credit facilities with Deutsche Bank AG New York Branch and other lenders from time to time party thereto. Set forth below is a summary of the terms of the new credit facilities. You should refer to the new credit facilities for all of the terms thereof, which are filed as Exhibit 4.a to Crown’s Current Report on Form 8-K filed on November 25, 2005 and are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Borrowers. The borrowers under the new credit facilities are Crown Americas, Crown European Holdings, CROWN Metal Packaging Canada LP and certain subsidiaries of Crown European Holdings approved by the administrative agent.

The Facilities. The new credit facilities consist of (a) senior secured revolving credit facilities that mature on May 15, 2011 in an aggregate principal amount of $800 million, of which up to $410 million is available to Crown Americas in U.S. dollars (the “U.S. Dollar Revolving Facility”), up to $350 million is available to Crown European Holdings and the subsidiary borrowers in euros and pound sterling in amounts to be agreed (the “Alternate Currency Revolving Facility”) and up to $40 million is available to a Canadian subsidiary of Crown European Holdings in Canadian dollars (the “Canadian Revolving Facility” and together with the U.S. Dollar Revolving Facility and the Alternate Currency Revolving Facility, the “Revolving Facilities”) and (b) senior term loan facilities that mature on November 15, 2012 in an aggregate principal amount of $165 million and €286.5 million ($165 million was borrowed by Crown Americas in U.S. dollars (the “U.S. Dollar Term Loan Facility”) and €286.5 million was borrowed by Crown European Holdings in euros (the “Alternate Currency Term Loan Facility” and together with the U.S. Term Loan Facility, the “Term Loan Facilities”)). The Revolving Facilities and the Term Loan Facilities are referred to collectively as the “Facilities.”

The Revolving Facilities initially bore interest at (1) LIBOR plus 1.50% (Banker’s Acceptance rate plus 1.50% in the case of the Canadian Revolving Facility) or (2) the alternate base rate plus 0.50%. Effective as of March 16, 2006, the applicable margins in respect of the Revolving Facilities became subject to a grid. The Revolving Facilities are also subject to a commitment fee initially of 0.375% per annum on the undrawn portion thereof, subject to a grid.

The Term Loan Facilities bear interest at (1) LIBOR plus 1.50% or (2) the alternative base rate plus 0.50% and amortize on an annual basis in the amount of 1.0% of the principal amount of the Term Loan Facilities per year with the remainder being paid on the final maturity date of the Term Loan Facilities.

Guarantees. The U.S. Dollar Term Loan Facility and the Revolving Dollar Facility are guaranteed by Crown and, with certain limited exceptions, each of the direct and indirect U.S. subsidiaries of Crown (existing or thereafter acquired or created) including Crown Cork (collectively, the “U.S. Credit Group”). The Alternate Currency Term Loan Facility, Canadian Revolving Facility and Alternate Currency Revolving Facility are guaranteed by the U.S. Credit Group, certain parent entities of Crown European Holdings and certain subsidiaries of Crown European Holdings.

Security. The U.S. Dollar Term Loan Facility, the Revolving Dollar Facility and certain hedging and cash management obligations are secured by substantially all of the assets of the U.S. Credit Group (the “U.S. Collateral”); provided that the pledge of capital stock of first-tier non-U.S. subsidiaries of the U.S. Credit Group will be limited to 65% of such capital stock. The Alternate Currency Term Loan Facility, Canadian Revolving Facility and Alternate Currency Revolving Facility are secured by the U.S. Collateral and certain assets of the parent holding companies of Crown European Holdings, Crown European Holdings and certain of Crown European Holdings’ subsidiaries.

Any liens or security interests on assets that constitute “principal property” under the indentures governing Crown’s outstanding unsecured notes are limited to the maximum amount that would not trigger the obligation to equally and ratably secure such outstanding unsecured notes. See “—Outstanding Unsecured Notes—Limitations on Liens.” In addition, exceptions are provided for receivables that support receivables financings permitted by the new credit facilities.

Prepayments; Covenants; Events of Default. The Facilities contain affirmative and negative covenants, financial covenants (including, without limitation, a maximum net secured leverage ratio and a minimum interest coverage ratio), representations and warranties and events of default customary for facilities of this type. In addition, the Term Loan Facilities contain mandatory prepayment provisions customary for facilities of this type. The Facilities permit the borrowers to incur additional secured and unsecured debt (including additional first lien debt), subject to covenant compliance and other terms and conditions to be agreed.

Outstanding First Priority Secured Notes

In September and October of 2004, Crown European Holdings issued euro-denominated first priority senior secured notes under an indenture among Crown European Holdings, the guarantors named therein and Wells Fargo Bank Minnesota, N.A., as trustee. Set forth below is a summary of the terms of these outstanding first priority notes. You should refer to the indenture for all of the terms thereof, which is filed with the SEC as Exhibit 4.j to Crown’s Current Report on Form 8-K filed on September 8, 2004.

Principal, Maturity and Interest

The aggregate principal amount of the first priority notes issued in 2004 is €460 million, and these first priority notes will mature on September 1, 2011. Interest accrues at a rate of 6.25% per annum and is payable on March 1 and September 1 of each year.

Ranking and Guarantees

The first priority notes are secured obligations of Crown European Holdings and rank equal in right of payment with all other existing and future senior obligations of Crown European Holdings, including obligations under other unsubordinated indebtedness, such as the new credit facilities. The first priority notes effectively rank senior in right of payment to all existing and future obligations of Crown European Holdings that are unsecured or secured by liens junior to those securing the first priority notes, to the extent of the value, priority and validity of the liens on the assets securing the first priority notes, and also rank senior in right of payment to all existing and future obligations of Crown European Holdings that are, by their terms, subordinated in right of payment to the first priority notes.

The first priority notes are guaranteed by:

•	Crown and each of Crown’s U.S. restricted subsidiaries that are obligors under Crown’s credit facilities or that guarantee or otherwise become liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities; and

•	each of Crown European Holdings’ present and future restricted subsidiaries that guarantees or otherwise becomes liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities, or is otherwise an obligor under the credit facilities, unless the incurrence of such guarantee is prohibited by the laws of the jurisdiction of incorporation or formation of such restricted subsidiary.

The first priority notes and the related first priority note guarantees are junior in right of payment to all indebtedness of Crown’s subsidiaries that do not guarantee the first priority notes, including certain of its

non-U.S. subsidiaries, and are effectively junior in right of payment to any indebtedness of Crown, Crown European Holdings and the subsidiary guarantors that is secured by assets not securing the first priority notes.

Optional Redemption

Crown European Holdings may redeem some or all of the first priority notes at any time by paying a “make-whole” premium as set forth in the indenture for the first priority notes, plus accrued and unpaid interest, if any, to the redemption date.

On or prior to September 1, 2007, Crown European Holdings may use the net cash proceeds from certain equity offerings of capital stock of Crown Holdings that are contributed to the common equity capital or are used to subscribe for qualified capital stock of Crown European Holdings to redeem up to 35% of the principal amount of the first priority notes at a redemption price equal to 106.25% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date; provided that at least 65% of the aggregate principal amount of such series of notes originally issued remain outstanding immediately after such redemption.

In the event Crown European Holdings has or would become obligated to pay additional amounts as a result of changes affecting certain withholding tax laws applicable to payments on the first priority notes, Crown European Holdings may redeem all, but not less than all, of such notes at any time at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon a change of control of Crown, as defined in the indenture for the first priority notes, the holders of such notes have the right to require Crown European Holdings to repurchase all or part of such notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Certain Covenants

The indenture for the first priority notes contains certain covenants for the benefit of the holders of such notes which restrict Crown’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness; pay dividends or make certain other restricted payments or investments; create liens; enter into sale and leaseback transactions; create restrictions on payment of dividends; sell assets or merge or consolidate with any other person, or enter into transactions with affiliates.

The indenture for the first priority notes also provides that if the ratings assigned to such notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group and no default or event of default has occurred and is continuing under the indenture governing the notes, Crown European Holdings and the guarantors will no longer be subject to certain of these restrictions.

Such covenants are also subject to certain other limitations and exceptions.

Outstanding Second and Third Priority Secured Notes

In February 2003, Crown European Holdings issued dollar-denominated and euro-denominated second priority senior secured notes under an indenture among Crown European Holdings, the guarantors named therein and Wells Fargo Bank Minnesota, N.A., as trustee. Crown European Holdings also issued third priority senior secured notes under a separate indenture among Crown European Holdings, the guarantors named therein and Wells Fargo Bank Minnesota, N.A., as trustee. Set forth below is a summary of the terms of these second priority notes and third priority notes. You should refer to the indentures for all of the terms thereof, which are filed with the SEC as Exhibits 4.oo and 4.rr, respectively, to Crown’s Annual Report on Form 10-K for the year ended

December 31, 2002 filed on March 31, 2003. As part of the 2005 refinancing plan, Crown consummated tender offers for, and made payment for, approximately $1,076 million aggregate principal amount, or 99.2%, of the $1,085 million dollar-denominated second priority notes, €267 million aggregate principal amount, or 93.6%, of the €285 million euro-denominated second priority notes and $722 million aggregate principal amount, or 99.6%, of the $725 million third priority notes. As a result of the receipt of the requisite consents in connection with the tender offers, Crown entered into supplemental indentures, dated as of November 18, 2005, that give effect to the release of the collateral securing the second and third priority notes and the elimination of substantially all of the restrictive covenants from the indentures governing the second and third priority notes. You should refer to the supplemental indentures for all of the terms thereof, which are filed with the SEC as Exhibits 4.q and 4.r, respectively, to Crown’s Current Report on Form 8-K filed November 25, 2005. See “Summary—2005 Refinancing Plan.”

Principal, Maturity and Interest

The aggregate principal amount of the remaining outstanding dollar-denominated second priority notes and euro-denominated second priority notes is approximately $8.7 million and €18.2 million, respectively, and these second priority notes will mature on March 1, 2011. The aggregate principal amount of the remaining outstanding third priority notes is approximately $3.0 million and these third priority notes will mature on March 1, 2013. Interest accrues at a rate of 9 1/2% and 10 1/4% per annum on the dollar-denominated second priority notes and euro-denominated second priority notes, respectively, and 10 7/8% per annum on the third priority notes, and is payable on March 1 and September 1 of each year.

Ranking and Guarantees

Pursuant to the supplemental indentures, dated as of November 18, 2005, the collateral securing the dollar-denominated second priority notes, the euro-denominated second priority notes and the third priority notes was released. You should refer to the supplemental indentures for all of the terms thereof, which are filed with the SEC as Exhibits 4.q and 4.r, respectively, to Crown’s Current Report on Form 8-K filed November 25, 2005. Accordingly, the second and third priority notes are effectively junior in right of payment to all existing and future secured indebtedness of Crown European Holdings to the extent of the value of the assets securing such indebtedness, including the outstanding first priority notes and any borrowings under the new credit facilities. The second and third priority notes rank equal in right of payment to any existing or future senior unsecured indebtedness of Crown European Holdings. The second and third priority notes rank senior in right of payment to all existing and future obligations of Crown European Holdings that are, by their terms, subordinated in right of payment to the second and third priority notes.

The second and third priority notes are guaranteed by:

•	Crown and each of Crown’s U.S. restricted subsidiaries that are obligors under Crown’s credit facilities or that guarantee or otherwise become liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities; and

•	each of Crown European Holdings’ present and future restricted subsidiaries that guarantees or otherwise becomes liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities, or is otherwise an obligor under the credit facilities, unless the incurrence of such guarantee is prohibited by the laws of the jurisdiction of incorporation or formation of such restricted subsidiary.

The second and third priority notes and the related note guarantees are junior in right of payment to all indebtedness of Crown’s subsidiaries that do not guarantee the second and third priority notes, including certain of its non-U.S. subsidiaries, and are effectively junior in right of payment to any existing and future indebtedness of Crown, Crown European Holdings and the subsidiary guarantors of the second and third priority notes that is secured indebtedness to the extent of the value of the assets securing such indebtedness.

Optional Redemption

Crown European Holdings may redeem some or all of the second priority notes at any time on or prior to March 1, 2007 and the third priority notes at any time on or prior to March 1, 2008, in each case by paying a “make-whole” premium as set forth in the indentures governing such notes, plus accrued and unpaid interest, if any, to the redemption date. Crown European Holdings may redeem some or all of the dollar-denominated second priority senior secured notes and the euro-denominated second priority senior secured notes, in each case, at its option, at a redemption price equal to (i) 104.750% and 105.125%, respectively, if redeemed on March 1, 2007 and during the twelve-month period thereafter, (ii) 102.375% and 102.563%, respectively, if redeemed on March 1, 2008 and during the twelve-month period thereafter, and (iii) 100.000% and 100.000%, respectively, if redeemed on March 1, 2009 and thereafter, in each case, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. Crown European Holdings may redeem some or all of the third priority senior secured notes at its option, at a redemption price equal to (i) 105.438% if redeemed on March 1, 2008 and during the twelve-month period thereafter, (ii) 103.625% if redeemed on March 1, 2009 and during the twelve-month period thereafter, (iii) 101.813% if redeemed on or after March 1, 2010 and during the twelve-month period thereafter and (iv) 100.000% if redeemed on March 1, 2011 and thereafter, in each case, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

In the event Crown European Holdings has or would become obligated to pay additional amounts as a result of changes affecting certain withholding tax laws applicable to payments on the second or third priority notes, Crown European Holdings may redeem all, but not less than all, of such notes at any time at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Outstanding Unsecured Notes

Crown Cork & Seal Company, Inc. currently has three series of unsecured notes outstanding and Crown Cork & Seal Finance PLC has one series of notes outstanding. The outstanding unsecured notes were issued under the following indentures:

•	indenture between Crown Cork & Seal Company, Inc. and Bank One Trust Company, NA, as successor to Chemical Bank, as trustee, dated as of April 1, 1993; and

•	indenture among Crown Cork & Seal Company, Inc., Crown Cork & Seal Finance PLC, Crown Cork & Seal Finance S.A. and The Bank of New York, as trustee, dated as of December 17, 1996.

The outstanding unsecured notes issued by Crown Cork & Seal Company, Inc. have been guaranteed by Crown Holdings, Inc. and the outstanding unsecured notes issued by Crown Cork & Seal Finance PLC have been guaranteed by Crown Holdings, Inc. and Crown Cork & Seal Company, Inc. Crown has provided in the table below a summary of the four series of unsecured notes outstanding as of the date of this prospectus.

Issuer	Outstanding Principal Amount	Interest Rate	Maturity	Redemption by Issuer
	(in millions)
Crown Cork & Seal Finance PLC	$107	7.00%	December 2006	Redeemable at a price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments thereon, plus accrued interest

Crown Cork & Seal Company, Inc.	$200	8.00%	April 2023	Redeemable at specified percentages of the principal amount plus accrued interest

Crown Cork & Seal Company, Inc.	$350	7.375%	December 2026	Redeemable at a price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments thereon, plus accrued interest

Crown Cork & Seal Company, Inc.	$150	7.50%	December 2096	Redeemable at a price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments thereon, plus accrued interest

The indentures under which the outstanding unsecured notes were issued provide certain protections for the holders of such outstanding unsecured notes. These protections restrict the ability of Crown to enter into certain transactions, such as mergers, consolidations, asset sales, sale and leaseback transactions and pledging of assets.

Consolidation, Merger, Conveyance, Transfer or Lease

Subject to certain exceptions, each of the indentures and agreements contains a restriction on the ability of Crown to undergo a consolidation or merger, or to transfer or lease substantially all of its properties and assets.

Limitation on Sale and Leaseback

Subject to certain exceptions, each of the indentures and agreements contains a covenant prohibiting Crown and certain “restricted subsidiaries” from selling any “principal property” to a person or entity and then subsequently entering into an arrangement with such person or entity that provides for the leasing by Crown or any of its restricted subsidiaries, as lessee, of such principal property. “Principal property” is defined in the indentures and agreements as any single manufacturing or processing plant or warehouse (excluding any equipment or personality located therein) located in the United States, other than any such plant or warehouse or portion thereof that Crown’s board of directors reasonably determines is not of material importance to the business conducted by Crown and its subsidiaries as an entirety. In the indentures and agreements governing the outstanding unsecured notes issued under the indenture dated as of December 17, 1996, the definition of “principal property” includes property located outside the United States. The indentures and agreements define “restricted subsidiary” to mean any subsidiary that owns, operates or leases one or more principal properties.

Limitations on Liens

Subject to certain exceptions, each of the indentures and agreements contains a covenant restricting Crown and its restricted subsidiaries under such indentures or agreements from creating or assuming any mortgage, security interest, pledge or lien upon any principal property (as defined above) or any shares of capital stock or evidences of indebtedness for borrowed money issued by any such restricted subsidiary and owned by Crown or any such restricted subsidiary without concurrently providing that the outstanding unsecured notes issued under such indenture shall be secured equally and ratably. The foregoing covenant shall not apply to the extent that the amount of indebtedness secured by liens on Crown’s principal properties and Crown’s restricted subsidiaries under such indentures does not exceed 10% of its consolidated net tangible assets.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

Simultaneously with the sale of the old notes, we and the guarantors entered into registration rights agreements with the initial purchasers of the old notes. We are conducting the exchange offer to satisfy our obligations under the registration rights agreements.

The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act; will not bear restrictive legends restricting their transfer under the Securities Act; will not be entitled to the registration rights that apply to the old notes; and will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer.

The new notes will evidence the same debt as the old notes. The new notes will be issued under and entitled to the benefits of the same indentures that authorized the issuance of the old notes. Consequently, both the old 2013 notes and the new 2013 notes will be treated as a single series of debt securities and both the old 2015 notes and the new 2015 notes will be treated as a single series of debt securities under their respective indentures. For a description of the indentures, see “Description of the New Notes.”

The exchange offer is not extended to, nor will we accept tenders for exchange from, old note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

If we and the guarantors fail to meet certain specified deadlines under the registration rights agreements, we will be obligated to pay increased interest rates on the old notes.

A copy of each of the registration rights agreements has been filed with the SEC as Exhibits 4.i and j to Crown’s Current Report on Form 8-K dated November 18, 2005 and are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

We are offering to exchange an aggregate principal amount of up to $1.1 billion of our new notes for a like amount of our old notes. The old notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. The exchange offer is not conditioned upon holders tendering a minimum principal amount of old notes. As of the date of this prospectus, all of the old notes are outstanding.

Old notes tendered in the exchange offer must be in denominations of the principal amount of $1,000, and any integral multiple of $1,000, in excess thereof.

Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your old notes or if you tender old notes that we do not accept, your old notes will remain outstanding and continue to accrue interest and you will be entitled to the rights and benefits holders have under the indenture relating to the old notes and the new notes. Existing transfer restrictions would continue to apply to such old notes. See “Risk Factors—Consequences of a failure to exchange old notes” for more information regarding old notes outstanding after the exchange offer.

None of us or the guarantors, or our respective boards of directors or management, recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

The expiration date is 5:00 p.m., New York City time, on August 14, 2006, or such later date and time to which the exchange offer is extended.

We have the right, in accordance with applicable law, at any time:

•	to delay the acceptance of the old notes;

•	to terminate the exchange offer and not accept any old notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all old notes tendered in the exchange offer other than those notes properly withdrawn; and

•	to waive any condition or amend the terms of the exchange offer in any manner.

If we materially amend the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the old notes disclosing the change and extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

During an extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them promptly after the expiration or termination of the exchange offer.

We will accept all old notes validly tendered and not withdrawn. Promptly after the expiration date, we will issue new notes registered under the Securities Act to the exchange agent.

The exchange agent might not deliver the new notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

We will be deemed to have exchanged old notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered old notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of old notes, letters of transmittal and related documents.

In tendering old notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:

•	you have full power and authority to tender, exchange, sell, assign and transfer old notes;

•	we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances; and

•	the old notes tendered for exchange are not subject to any adverse claims or proxies.

You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the old notes.

Procedures for Tendering Old Notes

Valid Tender

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. The letter of transmittal is to be completed by a holder of old notes either if (1) a tender of old notes is to be made by delivering physical certificates for such old notes to the exchange agent or (2) a tender of old notes is to be made by book-entry transfer to the account of the exchange agent at DTC.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with the procedures of DTC and:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of, and to make all of the representations contained in, the letter of transmittal, which computer-generated message shall be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date or such other internal deadline set by DTC as the case may be.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•	the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the caption “—Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the caption “—Exchange Agent.”

The tender by a holder that is accepted by us and not withdrawn before expiration of the exchange offer will constitute a binding agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If you tender fewer than all of your old notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of the certificates for the old notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or old notes should be sent directly to Crown. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal for the old notes from the exchange agent at its offices listed under the caption “—Exchange Agent.”

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old notes surrendered for exchange are tendered:

•	by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

DTC Book-Entry Transfers

For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender old notes. Accordingly, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent’s account in accordance with its ATOP procedures for transfer.

Notwithstanding the ability of holders of old notes to effect delivery of old notes through book-entry transfer at DTC, the letter of transmittal or a facsimile thereof, or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “—Exchange Agent.” In this context, the term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Determination of Validity

We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange and withdrawal of any tendered old notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of old notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will we or they be liable for failing to give any such notice.

We reserve the absolute right, in our sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;

•	to waive any of the conditions of the exchange offer; and

•	to waive any condition or irregularity in the tender of old notes by any holder.

Any waiver to the exchange offer will apply to all old notes tendered.

Resales of New Notes

Based on existing SEC interpretations issued to third parties in unrelated transactions, we believe that the new notes will be freely transferable by holders other than affiliates of us after the registered exchange offer without further registration under the Securities Act if the holder of the exchange notes is acquiring the new notes in the ordinary course of its business, has no arrangement or understanding with any person to participate in the distribution of the new notes and is not an affiliate of us, as such terms are interpreted by the SEC; provided that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like the exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment of the notes) with the prospectus contained in the exchange offer registration statement. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

By tendering old notes, the holder, other than participating broker-dealers, as defined below, of those old notes will represent to us that, among other things:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder;

•	neither the holder nor any other person receiving the new notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the new notes; and

•	neither the holder nor any other person receiving the new notes is an “affiliate” (as defined under the Securities Act) of us.

If any holder or any such other person is an “affiliate” of us or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the new notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired old notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of new notes received in exchange for the old notes pursuant to the exchange offer. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

You can withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

•	specify the name of the person tendering the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the total principal amount of old notes to be withdrawn; and

•	where certificates for old notes are transmitted, the name of the registered holder of the old notes if different from the person withdrawing the old notes.

If you delivered or otherwise identified old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. If you tendered old notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and you must deliver the notice of withdrawal to the exchange agent and otherwise comply with the procedures of the facility. You may not rescind withdrawals of tender; however, properly withdrawn old notes may again be tendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will we be liable for failing to give any such notice.

Withdrawn old notes will be returned to the holder after withdrawal. In the case of old notes tendered by book-entry transfer through DTC, the old notes withdrawn or not exchanged will be credited to an account maintained with DTC. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that:

•	the new notes to be received will not be tradable by the holder, without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	we have not received all applicable governmental approvals;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation or policy of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. However, any such condition, other than any involving government approval, must be satisfied or waived before the expiration of the offer. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “—Terms of the Exchange Offer.”

In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreements require that we, as soon as practicable after such determination, use all commercially reasonable efforts to cause a shelf registration statement covering the resale of the old notes to be filed and declared effective by the SEC. See “—Registration Rights and Additional Interest on the Old Notes.”

Exchange Agent

We appointed Citibank, N. A. as exchange agent for the exchange offer. You should direct questions and requests for assistance and for additional copies of this prospectus or of the letter of transmittal to the exchange agent at (800) 422-2066 or one of the following addresses:

By Mail, Overnight Courier or Hand:

Citibank, N.A. 111 Wall Street, 15th Floor New York, NY 10005 Attn: Agency & Trust Services

Tel: 800-422-2066

Fax: 212-657-1020

If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

Each of the registration rights agreements provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the new notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of old notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offer.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes. Accordingly, Crown will not recognize any gain or loss for accounting purposes for the exchange transaction. Crown intends to amortize the expenses of the exchange offer and issuance of the old notes over the term of the new notes.

Registration Rights and Additional Interest on the Old Notes

If:

•	applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer contemplated by this prospectus; or

•	for any other reason this exchange offer is not consummated within 270 days after November 18, 2005 with respect to the old notes; or

•	Prior to the 20th day following consummation of this exchange offer:

•	the initial purchasers so request with respect to old notes not eligible to be exchanged for new notes in the registered exchange offer;

•	any holder of old notes notifies us that it is not eligible to participate in the registered exchange offer; or

•	an initial purchaser notifies us that it will not receive freely tradable new notes in exchange for old notes constituting any portion of an unsold allotment,

we will, subject to certain conditions, at our cost:

•	as promptly as practicable, file a shelf registration statement covering resales of the old notes or the new notes, as the case may be;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•	keep the shelf registration statement effective until the earliest of (1) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (2) two years from the effective date of the shelf registration statement (or until one year from the effective date of the shelf registration statement if the shelf registration statement is filed at the request of an initial purchaser) and (3) the date on which all notes registered thereunder are disposed of in accordance therewith.

If:

•	within 120 days after November 18, 2005 with respect to the old notes, neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC;

•	within 240 days after November 18, 2005 with respect to the old notes, the exchange offer registration statement has not been declared effective;

•	within 270 days after November 18, 2005 with respect to the old notes, neither the exchange offer contemplated by this prospectus has been consummated nor the shelf registration statement has been declared effective; or

•	after the shelf registration statement or the exchange offer registration statement is declared effective, such registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of old notes or new notes in accordance with and during the periods specified in the applicable registration rights agreement (each such event is referred to as a registration default)

then additional interest will accrue on the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will such rate exceed 1.00% per annum in the aggregate regardless of the number of registration defaults.

DESCRIPTION OF THE NEW NOTES

General

Crown Americas, LLC (“Crown Americas”) and Crown Americas Capital Corp. (“Capital Corp.”, and, together with Crown Americas, the “Issuers”) issued the old 2013 notes and will issue the new 2013 notes (the “2013 Notes”) under an indenture (the “2013 Notes Indenture”) among the issuers, the Guarantors (as defined below) and Citibank, N.A., as trustee (the “2013 Notes Trustee”). The issuers also issued the old 2015 notes and will issue the new 2015 notes (the “2015 Notes”) under a separate indenture (the “2015 Notes Indenture”) among the issuers, the Guarantors and Citibank, N.A., as trustee (the “2015 Notes Trustee”).

For purposes of this “Description of the New Notes” (a) the 2013 Notes and the 2015 Notes are collectively referred to as the “Notes”, (b) the 2013 Notes Indenture and the 2015 Notes Indenture are each individually referred to as an “Indenture” and collectively as the “Indentures”, (c) the 2013 Notes Trustee and the 2015 Notes Trustee are each individually referred to as a “Trustee” and collectively as the “Trustees” and (d) references to “Crown Americas” are references to Crown Americas, LLC and not any of its Subsidiaries. The definitions of certain other terms used in the following summary are set forth below under “—Certain Definitions.”

The terms of the Notes include those stated in the applicable Indenture and those made part of such Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders of Notes are referred to the applicable Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indentures is not necessarily complete and is qualified in its entirety by reference to the Indentures, including the definitions therein of certain terms used below. You should read the Indentures because they, and not this summary, will define your rights as a Holder of Notes.

The terms of the new notes are the same as the terms of the old notes, except that:

•	the new notes will be registered under the Securities Act of 1933, as amended;

•	the new notes will not bear restrictive legends restricting their transfer under the Securities Act;

•	holders of the new notes are not entitled to certain rights under the registration rights agreement; and

•	the new notes will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to timing of the exchange offer.

Furthermore, each series of new notes, and each corresponding series of old notes, are treated as one respective series of notes under the Indentures, and references in the following summary to each series of new notes should be read to include the corresponding series of old notes.

The following is a summary of the material provisions of the Indentures. This summary is not necessarily complete and is qualified in its entirety by reference to the Indentures, including the definitions therein of certain terms used below. You should read the Indentures because they, and not this summary, will define your rights as a Holder of the Notes. Copies of the forms of the Indentures have been filed with the SEC as Exhibits 4.k and 4.l, respectively, to Crown’s Current Report on Form 8-K filed on November 25, 2005 and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Principal, Maturity and Interest

In the exchange offer contemplated by this prospectus (the “Offering”), the Issuers will issue $500 million aggregate principal amount of 2013 Notes under the 2013 Notes Indenture and $600 million aggregate principal amount of 2015 Notes under the 2015 Notes Indenture. The Issuers may issue additional 2013 Notes (the “Additional 2013 Notes”) from time to time under the 2013 Notes Indenture and additional 2015 Notes (the “Additional 2015 Notes” and, together with the Additional 2013 Notes, the “Additional Notes”) from time to time under the 2015 Notes Indenture; provided that any issuance of Additional Notes must first comply with the requirements of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” below. However, no offering of any Additional Notes is being or shall in any manner be deemed to be made by this prospectus. The Notes and any Additional Notes of the same series issued under the same Indenture will be treated as a single class for all purposes under such Indenture.

The 2013 Notes will mature on November 15, 2013. The 2015 Notes will mature on November 15, 2015. Interest on the 2013 Notes will accrue at the rate of 7 5/8% per annum and interest on the 2015 Notes will accrue at the rate of 7 3/4% per annum. Interest on the Notes will be payable in cash semi-annually in arrears on May 15 and November 15, commencing on May 15, 2006, to Holders of record on the immediately preceding May 1 and November 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months, and in the case of an incomplete month, the number of days elapsed. The redemption price at final maturity for the Notes will be 100% of their principal amount.

Principal of and premium, if any, and interest on (1) the 2013 Notes will be payable at the office or agency of the Issuers maintained for such purpose in the City and State of New York (the “2013 Notes Paying Agent”) and (2) the 2015 Notes will be payable at the office or agency of the Issuers maintained for such purpose in the City and State of New York (the “2015 Notes Paying Agent” and, together with the 2013 Notes Paying Agent, the “Paying Agents”), or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that if any Holder has given wire transfer instructions to the Issuers or the applicable Paying Agent at least 15 days prior to the payment date, all payments of principal, premium, if any, and interest with respect to the Notes held by such Holder will be made by wire transfer of immediately available funds to the account specified by such Holder. Until otherwise designated by the Issuers, the Issuers’ office or agency in the City and State of New York will be the office of the applicable Trustee maintained for such purpose in the City and State of New York. The Issuers may change the applicable Paying Agent or Registrar without prior notice to the Holders, and Parent or any of the Restricted Subsidiaries may act as a Paying Agent or Registrar.

The Notes will be issued in denominations of $1,000 and integral multiples thereof.

Ranking and Guarantees

The Notes will be joint and several senior obligations of the Issuers, ranking pari passu in right of payment with all other existing and future senior obligations of the Issuers, including obligations under other unsubordinated Indebtedness. The Notes will be effectively subordinated to all existing and future obligations of the Issuers that are secured by Liens on any property or assets of an Issuer, to the extent of the value of the collateral securing such obligations, and will rank senior in right of payment to all existing and future obligations of the Issuers that are, by their terms, subordinated in right of payment to the Notes.

The Issuers’ joint and several obligations under the Notes and the Indentures will be unconditionally Guaranteed, jointly and severally, by Parent and each of Parent’s present and future Domestic Subsidiaries (other than the Issuers) that from time to time are obligors under or Guarantee any Credit Facility including, without limitation, the New Credit Facility.

The old notes are, and the new notes will be, Guaranteed by Parent and each of Parent’s Domestic Subsidiaries, other than Crownway Insurance Company and Crown Cork & Seal Receivables (DE) Corporation which will be Unrestricted Subsidiaries as of the Issue Date. The Notes will not be Guaranteed by any of Parent’s Foreign Subsidiaries.

Each Note Guarantee will be a senior obligation of the respective Guarantor, ranking pari passu in right of payment with all other senior obligations of such Guarantor, including obligations under other unsubordinated

Indebtedness. Each Note Guarantee will be effectively subordinated to all existing and future obligations incurred by such Guarantor secured by Liens on any property or assets of such Guarantor, to the extent of the value of the collateral securing such obligations, and will rank senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, subordinated in right of payment to the Guarantee of such Guarantor.

The Notes will be effectively subordinated to the obligations of Non-Guarantor Subsidiaries.

The Guarantors will Guarantee the Notes on the terms and conditions set forth in the Indentures.

A Note Guarantee of a Guarantor (other than Parent or Crown) will be unconditionally released and discharged upon any of the following:

•	any Transfer (including, without limitation, by way of consolidation or merger) by Parent or any Restricted Subsidiary to any Person that is not a Restricted Subsidiary of Parent of all of the Equity Interests of, or all or substantially all of the properties and assets of, such Guarantor, which sale, exchange or transfer is made in accordance with the provisions of the applicable Indenture;

•	any Transfer directly or indirectly (including, without limitation, by way of consolidation or merger) by Parent or any Restricted Subsidiary to any Person that is not a Restricted Subsidiary of Parent of Equity Interests of such Guarantor or any issuance by such Guarantor of its Equity Interests, which Transfer or issuance is made in accordance with the provisions of the applicable Indenture, such that such Guarantor ceases to be a Subsidiary of Parent; provided that such Guarantor is also released from all of its obligations in respect of Indebtedness under each Credit Facility;

•	the release of such Guarantor from all obligations of such Guarantor in respect of Indebtedness under each Credit Facility; or

•	the designation of such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the applicable Indenture; provided that such Guarantor is also released from all of its obligations in respect of Indebtedness under each Credit Facility.

Except as provided under “—Certain Covenants—Merger, Consolidation or Sale of Assets,” a Note Guarantee of Parent or Crown may be released and discharged only with the consent of each Holder of Notes to which such Note Guarantee relates; provided that the Note Guarantee of Crown may also be released and discharged upon satisfaction of any of the conditions set forth in the first, second or fourth bullet point and, if Crown is also released as guarantor in respect of the Existing Secured Notes, to the extent outstanding, the third bullet point of the preceding paragraph.

No such release or discharge of a Note Guarantee of a Guarantor shall be effective against the applicable Trustee or the Holders of Notes to which such Note Guarantee relates (i) if a Default or Event of Default shall have occurred and be continuing under the applicable Indenture as of the time of such proposed release until such time as such Default or Event of Default is cured and waived (unless such release is in connection with the sale of the Equity Interests in such Guarantor constituting collateral for a Credit Facility in connection with the exercise of remedies against such Equity Interests or in connection with a Transfer permitted by the Indenture if, but for the existence of such Default or Event of Default, such Subsidiary would otherwise be entitled to be released from its Guarantee following the sale of such Equity Interests) and (ii) until the Issuers shall have delivered to the applicable Trustee an officers’ certificate, upon which such Trustee shall have no responsibility for relying, stating that all conditions precedent provided for in the applicable Indenture relating to such transactions have been complied with and that such release and discharge is authorized and permitted under the applicable Indenture. At the request of the Issuers, the applicable Trustee shall execute and deliver an instrument evidencing such release.

By its terms, the Guarantee of each Subsidiary Guarantor will limit the liability of each such Guarantor to the maximum amount it can pay without its Guarantee being deemed a fraudulent transfer. See “Risk Factors—Risks Related to the New Notes—The notes and the note guarantees may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency.”

Optional Redemption

The 2013 Notes. On and after November 15, 2009, the Issuers may redeem the 2013 Notes at their option, in whole at any time or in part from time to time, at the following redemption prices, expressed as percentages of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of any year set forth below:

Year	2013 Note Percentage
2009	103.813%
2010	101.906%
2011 and thereafter	100.000%

In addition, prior to November 15, 2009, the Issuers may redeem the 2013 Notes, at their option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the applicable redemption date, plus the applicable Make-Whole Premium (a “2013 Notes Make-Whole Redemption”). Any redemption and notice thereof may, in the Issuers’ discretion, be subject to the satisfaction of one or more conditions precedent.

Notwithstanding the foregoing, on or prior to November 15, 2008, the Issuers, on one or more occasions, may, at their option, redeem up to 35% in aggregate principal amount of 2013 Notes (including Additional 2013 Notes) originally issued under the 2013 Notes Indenture at a redemption price equal to 107.625% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by Parent to the extent that the net cash proceeds thereof are contributed to the common equity capital of Crown Americas or are used to subscribe from Crown Americas’ shares of its Qualified Capital Stock; provided that (1) at least 65% in aggregate principal amount of the 2013 Notes (including Additional 2013 Notes) originally issued under the 2013 Notes Indenture remain outstanding immediately after the occurrence of each such redemption and (2) such redemption occurs within 90 days of the date of the closing of any such Equity Offering.

Notice of any redemption upon an Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The 2015 Notes. On and after November 15, 2010, the Issuers may redeem the 2015 Notes at their option, in whole at any time or in part from time to time, at the following redemption prices, expressed as percentages of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of any year set forth below:

Year	2015 Note Percentage
2010	103.875%
2011	102.583%
2012	101.292%
2013 and thereafter	100.000%

In addition, prior to November 15, 2010, the Issuers may redeem the 2015 Notes, at their option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the applicable redemption date, plus the applicable Make-Whole Premium

(a “2015 Notes Make-Whole Redemption”). Any redemption and notice thereof may, in the Issuers’ discretion, be subject to the satisfaction of one or more conditions precedent.

Notwithstanding the foregoing, on or prior to November 15, 2008, the Issuers, on one or more occasions, may, at their option, redeem up to 35% in aggregate principal amount of 2015 Notes (including Additional 2015 Notes) originally issued under the 2015 Notes Indenture at a redemption price equal to 107.750% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by Parent to the extent that the net cash proceeds thereof are contributed to the common equity capital of Crown Americas or are used to subscribe from Crown Americas’ shares of its Qualified Capital Stock; provided that (1) at least 65% in aggregate principal amount of the 2015 Notes (including Additional 2015 Notes) originally issued under the 2015 Notes Indenture remain outstanding immediately after the occurrence of each such redemption and (2) such redemption occurs within 90 days of the date of the closing of any such Equity Offering.

Notice of any redemption upon an Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection and Notice Regarding Notes

If less than all of the 2013 Notes or the 2015 Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the applicable Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes to be redeemed are listed or, if such Notes are not so listed, on a pro rata basis; provided that no Notes with a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on such Notes or portions thereof called for redemption. Redemption amounts shall only be paid upon presentation and surrender of any such notes to be redeemed. Any redemption and notice thereof pursuant to the applicable Indenture may, in the Issuers’ discretion, be subject to the satisfaction of one or more conditions precedent.

Mandatory Redemption

Except as set forth below under “—Repurchase at the Option of Holders,” the Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, if any, thereon to the purchase date (the “Change of Control Payment”). Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the purchase date specified in such notice (which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as required by law) (the “Change of Control Payment Date”) pursuant to the procedures required by the applicable Indenture and described in such notice. Such obligation will not continue after a discharge of the Issuers or defeasance from their obligations with respect to the Notes. See “—Legal Defeasance and Covenant Defeasance.”

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the applicable Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the applicable Trustee all Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes (or portions thereof) being purchased by the Issuers.

The applicable Paying Agent will promptly remit to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the applicable Trustee will promptly authenticate and deliver to each Holder of Notes a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this covenant by virtue thereof.

Except as described above with respect to a Change of Control, the Indentures do not contain provisions that permit the Holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction with respect to Parent or an Issuer.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the applicable Indenture with respect to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The New Credit Facility and other existing Indebtedness of Parent and its Subsidiaries contain, and their future Indebtedness may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repayment or repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuers to repurchase the Notes could cause a default under the New Credit Facility and/or such Indebtedness, even if the Change of Control itself does not. Finally, the Issuers’ ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by their then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases and there can be no assurance that the Issuers would be able to obtain financing to make such repurchases. The Issuers’ failure to purchase the Notes in connection with a Change of Control would result in a Default under the Indentures which could, in turn, constitute a default under such other Indebtedness.

The existence of a Holder’s right to require the Issuers to make a Change of Control Offer upon a Change of Control may deter a third party from acquiring Parent or the Issuers in a transaction that constitutes a Change of Control. The definition of “Change of Control” includes a phrase relating to the transfer of “all or substantially all” of the assets of Parent and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Issuers to repurchase its Notes as a result of a transfer of less than all of the assets of Parent and its Subsidiaries taken as a whole to another Person may be uncertain.

Asset Sales

The Indentures provide that Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless each of the following requirements is satisfied:

(1)	Parent or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration therefor received by Parent or such Restricted Subsidiary, as the case may be, is in the form of (a) cash and/or Cash Equivalents, (b) Replacement Assets or (c) any combination of the consideration described in clauses (a) and (b); provided that the amount of:

•	any liabilities (as shown on Parent’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of Parent or any of its Restricted Subsidiaries (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets as a result of which Parent and its Restricted Subsidiaries are released from further liability with respect thereto, and

•	any securities, notes or other obligations received by Parent or any such Restricted Subsidiary from such transferee that are converted within 180 days of receipt thereof by Parent or such Restricted Subsidiary into cash (to the extent of the cash received)

will, in each case, be deemed to be cash for purposes of this provision.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Parent or such Restricted Subsidiary may at its option, cause such Net Proceeds to be applied (a) to make an investment in or expenditure for Replacement Assets or other capital expenditure or to enter into a binding commitment to make such an investment or expenditure; provided that, in the case of a commitment to make an investment or expenditure, such investment or expenditure shall have been made within 180 days of such 365th day, (b) to repay Indebtedness under the New Credit Facility (including any Related Obligations), any other Secured Indebtedness and/or any other Indebtedness (other than Subordinated Indebtedness) with a final maturity date prior to November 15, 2013 (and, in each case, to permanently reduce amounts outstanding thereunder), (c) to repay Indebtedness of a Non-Guarantor Subsidiary, other than an Issuer (and to permanently reduce amounts outstanding thereunder) or (d) any combination of subclauses (a), (b) and (c).

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Issuers will be required to (i) make an offer (an “Asset Sale Offer”) to the Holders of the Notes to purchase such Notes on a pro rata basis at an offer price in cash in an amount equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, in accordance with the procedures set forth in the applicable Indenture and (ii) to the extent an Issuer so elects or is required, to repay any other outstanding Pari Passu Indebtedness (or offer to purchase such Pari Passu Indebtedness if pursuant to the terms of such Indebtedness the issuer thereof is only required to offer to repay such Indebtedness) (and permanently reduce amounts outstanding under such Pari Passu Indebtedness) at a repayment (or repurchase) price not to exceed 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repayment (or repurchase) date.

Each application of Excess Proceeds pursuant to the preceding paragraph shall be made on a pro rata basis among the Notes and any such other Pari Passu Indebtedness in proportion to the respective amounts outstanding under each such item of Indebtedness. To the extent that any Excess Proceeds remain after compliance with the preceding paragraph, Parent or any Restricted Subsidiary may use any remaining Excess Proceeds for any purpose not prohibited under the applicable Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds available in connection with an Asset Sale Offer, the applicable Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of an Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

All Net Proceeds and Excess Proceeds from Asset Sales may, pending their application in accordance with this covenant, be used to temporarily reduce revolving credit borrowings under any Credit Facility or be invested in any manner that is not prohibited by the applicable Indenture.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this covenant by virtue thereof.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture:

Changes in Covenants when Notes Rated Investment Grade

Each of the Indentures provide that if at any time (the “Termination Date”) that (i) the Notes issued under such Indenture have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under such Indenture, Parent and its Restricted Subsidiaries will no longer be subject to the following provisions of such Indenture:

(1)	“—Repurchase at the Option of Holders—Change of Control”;

(2)	“—Repurchase at the Option of Holders—Asset Sales”;

(3)	“—Restricted Payments”;

(4)	“—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(5)	the first paragraph under “—Sale and Leaseback Transactions”;

(6)	upon the making of the election described in the second paragraph under “—Liens”, the first paragraph under “—Liens”;

(7)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(8)	clause (4) of the first paragraph under “—Merger, Consolidation or Sale of Assets”; and

(9)	“—Transactions with Affiliates”

(collectively, the “Terminated Covenants”). From and after the Termination Date, the Terminated Covenants shall not be subject to reinstatement notwithstanding any event including, without limitation, that subsequently, either of the Rating Agencies withdraws its rating or downgrades the ratings assigned to such Notes below the required Investment Grade Ratings such that both Rating Agencies at such time shall not have assigned to such Notes an Investment Grade Rating or a Default or Event of Default shall have occurred and be continuing.

There can be no assurance that a Termination Date will occur or, if one occurs, that the Notes will continue to maintain an Investment Grade Rating.

Restricted Payments

The Indentures provide that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)

declare or pay any dividend or make any distribution (including in connection with any merger or consolidation) on account of any Equity Interests of Parent or any of its Restricted Subsidiaries (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Parent or such Restricted Subsidiary or dividends or distributions payable to Parent or any Restricted Subsidiary of Parent);

(2)	purchase, redeem or otherwise acquire or retire for value any Equity Interests of Parent, any of its Restricted Subsidiaries or any other Affiliate of Parent (other than any such Equity Interests owned by Parent or any Restricted Subsidiary of Parent);

(3)	make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is expressly subordinated by its terms in right of payment to the Notes or a Note Guarantee (other than (i) a payment, repurchase, redemption, defeasance, acquisition or other retirement for value in anticipation of satisfying a scheduled final maturity, scheduled repayment or scheduled sinking fund payment, in each case, due within one year of the date of such payment, repurchase, redemption, defeasance, acquisition or other retirement and (ii) intercompany Indebtedness exclusively between or among Parent and one or more of its Restricted Subsidiaries); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof;

(b)	Parent would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate of all other Restricted Payments made by Parent and its Restricted Subsidiaries from and after the First Priority Notes Issue Date (excluding Restricted Payments permitted by clauses (2)(i), (3)(i), (5) and (11) of the next succeeding paragraph), is less than the sum of:

(w)	50% of the Consolidated Net Income of Parent for the period (taken as one accounting period) from July 1, 2004 to the end of Parent’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, minus 100% of such deficit); plus

(x)	100% of the aggregate net cash proceeds (including any non-cash proceeds that have been converted into cash) received by Parent from the issuance and sale of its Qualified Capital Stock or from contributions to its common equity from and after the First Priority Notes Issue Date (other than Qualified Capital Stock issued to or contributions to common equity received from a Restricted Subsidiary of Parent); plus

(y)	100% of the aggregate net cash proceeds (including any non-cash proceeds that have been converted into cash) received by Parent from the issuance and sale of debt securities or Disqualified Stock of Parent or any Restricted Subsidiary that have been converted into or exchanged for Qualified Capital Stock of Parent from and after the First Priority Notes Issue Date (other than convertible or exchangeable debt securities or Disqualified Stock issued to a Restricted Subsidiary of Parent); plus

(z)	to the extent not included in the calculation of Consolidated Net Income referred to in (w) above, an amount equal to, without duplication, the sum of:

(i)	the aggregate amount returned in cash (including any non-cash proceeds that have been converted into cash) on or with respect to Restricted Investments made subsequent to the

First Priority Notes Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(ii)	the net cash proceeds (including any non-cash proceeds that have been converted into cash) received by Parent or any of its Restricted Subsidiaries from the disposition of all or any portion of such Restricted Investments (other than to a Restricted Subsidiary of Parent); and

(iii)	upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of all outstanding Investments by Parent and its Restricted Subsidiaries in such Subsidiary at the time of such designation;

provided, however, that the sum of clauses (i), (ii) and (iii) shall not exceed the aggregate amount of all such Investments made subsequent to the First Priority Notes Issue Date.

The foregoing provisions will not prohibit any or all of the following:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the applicable Indenture;

(2)	the purchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent or any Restricted Subsidiary of Parent (i) solely in exchange for Equity Interests of Parent (other than Disqualified Stock) or (ii) out of the net cash proceeds of the substantially concurrent issuance or sale (other than to a Restricted Subsidiary of Parent) of Equity Interests of Parent (other than Disqualified Stock);

(3)	the payment, purchase, redemption, defeasance or other acquisition or retirement for value of subordinated Indebtedness of Parent or any Restricted Subsidiary of Parent solely (i) in exchange for Equity Interests of Parent (other than Disqualified Stock) and/or (ii) with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness and/or the substantially concurrent issuance or sale (other than to a Restricted Subsidiary of Parent) of Equity Interests of Parent (other than Disqualified Stock);

(4)	the purchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent held by employees or directors of Parent or any of its Restricted Subsidiaries pursuant to any management equity subscription agreement, stock option agreement or similar agreement and the acquisition of Equity Interests of Parent in open market purchases, or otherwise, for matching or other contributions to its employee stock purchase, deferred compensation, 401(k) and other employee benefit plans in the ordinary course of business; provided that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of (a) $25.0 million in any twelve-month period plus (b) the aggregate cash proceeds received by Parent during such twelve-month period from any issuance of Equity Interests by Parent to employees and directors of Parent and its Restricted Subsidiaries;

(5)	the payment of dividends by a Restricted Subsidiary of Parent on any Equity Interest of such Restricted Subsidiary if such dividend is paid pro rata to all holders of such Equity Interest;

(6)	the repurchase of Equity Interests of Parent deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(7)	in the event of a Change of Control, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated by its terms in right of payment to the Notes or a Note Guarantee, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness, plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers have made the Change of Control Offer with respect to the Notes and have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(8)	the purchase by Parent of fractional shares arising out of stock dividends, splits or combinations or business combinations;

(9)	the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of common stock of Parent pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this covenant (as determined in good faith by the Board of Directors of Parent);

(10)	the payment of dividends on Capital Stock of Parent or the acquisition, in open market purchases or otherwise, of Capital Stock of Parent in an aggregate amount not to exceed $50.0 million in any calendar year; provided, however, that such payment or acquisition, as the case may be, shall only be permitted if after giving pro forma effect to thereto, Parent’s Consolidated Leverage Ratio would be equal to or less than 2.75 to 1.0; provided, further, that up to $50.0 million of such amount that is not utilized by Parent to pay dividends or acquire Capital Stock of Parent in any calendar year may be carried forward into the immediately succeeding year; and

(11)	other Restricted Payments in an aggregate amount not to exceed $200.0 million from and after the First Priority Notes Issue Date.

The Board of Directors of Parent may designate any Restricted Subsidiary of Parent, or any newly acquired or created Subsidiary of Parent, to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such designation, all outstanding Investments by Parent and its Restricted Subsidiaries in the Subsidiary so designated, and all Investments by Parent and its Restricted Subsidiaries to be made in connection with such acquisition or creation, will be deemed to be, at the Issuers’ election, either (i) Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the second paragraph of this covenant or (ii) Permitted Investments under either clause (10) or (12) of the definition of “Permitted Investments.” All such outstanding Investments will be deemed to constitute either Restricted Investments (in the case of a designation pursuant to clause (i) of the preceding sentence) or Permitted Investments (in the case of a designation pursuant to clause (ii) of the preceding sentence) in an amount equal to the Fair Market Value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Investment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (11) above or is entitled to be made pursuant to the first paragraph of this covenant, Parent may, in its sole discretion, classify or reclassify such Restricted Payment or any portion thereof in any manner that complies with this covenant.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Indentures provide that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) and Parent will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Parent may incur Indebtedness and any Restricted Subsidiary may incur Indebtedness or issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio for Parent’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The foregoing provisions will not apply to any of the following:

(1)	the incurrence by Parent or any Restricted Subsidiary of Parent of Indebtedness under one or more Credit Facilities in an aggregate principal amount not to exceed at any time outstanding $1.4 billion, less the amount of any such Indebtedness permanently retired with the Net Proceeds from any Asset Sale applied from and after the Issue Date to reduce the outstanding amounts pursuant to the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(2)	the incurrence by the Issuers of Indebtedness represented by (a) $500 million aggregate principal amount of the 2013 Notes issued on the Issue Date and the Exchange Notes issued in exchange therefor, and the incurrence of the 2013 Note Guarantees of such 2013 Notes by the Guarantors and (b) the incurrence by the Issuers of Indebtedness represented by $600 million aggregate principal amount of the 2015 Notes issued on the Issue Date and the Exchange Notes issued in exchange therefor, and the incurrence of the 2015 Note Guarantees of such 2015 Notes by the Guarantors;

(3)	the incurrence by Parent or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations or Purchase Money Obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Parent or such Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness incurred pursuant to this clause (3), and refinancings thereof, shall not exceed 7.5% of Consolidated Tangible Assets at any time outstanding;

(4)	Existing Indebtedness;

(5)	the incurrence by Parent or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refinance, Existing Indebtedness or Indebtedness that was permitted to be incurred pursuant to the first paragraph of this covenant or pursuant to clause (2) above or this clause (5);

(6)	(a) Indebtedness of Parent owed to a Restricted Subsidiary of Parent; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of Parent or such Indebtedness being owed to any Person other than a Restricted Subsidiary of Parent, Parent shall be deemed to have incurred Indebtedness not permitted by this clause (6), and (b) Indebtedness of any Restricted Subsidiary of Parent owed to Parent or any of its other Restricted Subsidiaries; provided that upon such Indebtedness being owed to any Person other than Parent or a Restricted Subsidiary of Parent, such Restricted Subsidiary shall be deemed to have incurred Indebtedness not permitted by this clause (6);

(7)	the incurrence by Parent or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging (a) interest rate risk with respect to any Indebtedness of such Person so long as such Indebtedness is permitted by the terms of the applicable Indenture to be outstanding, (b) exchange rate risk with respect to agreements or Indebtedness of such Person payable or denominated in a currency other than the principal currency in which such Person’s revenue is generated or (c) commodity price risk with respect to commodities purchased by such Person in the ordinary course of its business and, in each case, not for speculative purposes;

(8)	Indebtedness of Parent or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(9)	Indebtedness of Parent or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(10)

Indebtedness of Parent or any Restricted Subsidiary of Parent owed to (including obligations in respect of letters of credit for the benefit of) any Person in connection with worker’s compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such

Person to Parent or such Restricted Subsidiary pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business and consistent with past practices;

(11)	Indebtedness arising from agreements of Parent or any Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn out obligations or similar obligations, in each case incurred or assumed in connection with the Transfer of any business, asset or Equity Interests permitted by the applicable Indenture;

(12)	Non-Recourse Accounts Receivable Entity Indebtedness incurred by any Accounts Receivable Entity in a Qualified Receivables Transaction; and

(13)	the incurrence by Parent or any Restricted Subsidiary of Parent of Indebtedness or issuance of Preferred Stock (in addition to Indebtedness and Preferred Stock that may be incurred or issued pursuant to any other clause of this covenant) in an aggregate principal amount (or liquidation value in the case of Preferred Stock) not to exceed $300 million at any time outstanding.

Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Parent to the extent provided for in the definition of “Fixed Charges.” The maximum amount of Indebtedness that Parent or any Restricted Subsidiary of Parent may incur pursuant to this covenant will not be deemed to be exceeded solely as the result of fluctuations in the exchange rates of currencies.

The Indentures provide that Parent will not, and will not permit any Restricted Subsidiary of Parent to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of Parent or of such Restricted Subsidiary, as the case may be; unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) expressly subordinated to the Notes or any Note Guarantee of such Restricted Subsidiary to the extent it is or may become a Guarantor, on substantially the same terms as such Indebtedness is subordinated to such other Indebtedness of Parent or such Restricted Subsidiary, as the case may be; provided, however, that in no event shall Indebtedness of Parent or any Restricted Subsidiaries be deemed to be contractually subordinated in right of payment to any other Indebtedness of Parent or such Restricted Subsidiary solely by virtue of being unsecured or secured by a junior Lien.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of Indebtedness or Preferred Stock described in clauses (1) through (13) of the second paragraph of this covenant, or is entitled to be incurred pursuant to the first paragraph of this covenant, Parent may, in its sole discretion, classify such item of Indebtedness or Preferred Stock on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and such Indebtedness or Preferred Stock will be treated as having been incurred pursuant to such clauses or the first paragraph hereof, as the case may be, designated by Parent; provided that any Indebtedness under the New Credit Facility (including any Related Obligations) outstanding on the Issue Date shall at all times be deemed to have been incurred pursuant to clause (1) above.

Sale and Leaseback Transactions

The Indentures provide that prior to the Termination Date Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Parent or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)	Parent or such Restricted Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	the Lien to secure such Indebtedness does not extend to or cover any assets of Parent or any of its Restricted Subsidiaries other than the assets which are the subject of the sale and leaseback transaction;

(3)	the gross cash proceeds of such sale and leaseback transaction are at least equal to the Fair Market Value of the asset that is the subject of such sale and leaseback transaction; and

(4)	the Transfer of assets in such sale and leaseback transaction is permitted by, and the proceeds of such transaction are applied in compliance with, the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Following the Termination Date, Parent will not, nor will it permit any Principal Properties Subsidiary to, enter into any arrangement with any Person providing for the leasing (as lessee) by Parent or any Principal Properties Subsidiary of any Principal Property (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between Parent and a Principal Properties Subsidiary or between Principal Properties Subsidiaries) which property has been or is to be sold or transferred by Parent or a Principal Properties Subsidiary to such person (herein referred to as a “Post Termination Date Sale and Leaseback Transaction”) unless either (i) Parent or such Principal Properties Subsidiary would be entitled to incur a Lien on such property without equally and ratably securing the Notes or the Note Guarantees pursuant to the second paragraph under “—Liens” below or (ii) the net proceeds of such sale are at least equal to the fair value (as determined by the Board of Directors) of such property and Parent shall apply an amount equal to the net proceeds of such sale to (A) the retirement (other than any mandatory retirement or payment at maturity) of (x) Notes (other than any retirement prohibited by the terms of any Notes pursuant to prohibitions on advance refundings) or (y) Funded Debt of Parent, either Issuer or any Principal Properties Subsidiary ranking prior to or on a parity with the Notes or (B) the acquisition, construction or improvement of a Principal Property, within 120 days of the effective date of any such arrangement.

Notwithstanding the provisions of the immediately preceding paragraph, Parent or any Principal Properties Subsidiary may enter into Post Termination Date Sale and Leaseback Transactions, if at the time of such entering into, and after giving effect thereto, Exempted Indebtedness does not exceed 10% of Consolidated Net Tangible Assets.

Liens

The Indentures provide that prior to the Termination Date (and during any period that this paragraph shall apply when there is no election by Parent pursuant to the following paragraph) Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of its assets, now owned or hereafter acquired, or upon any income or profits therefrom or assign any rights to receive income therefrom, except Permitted Liens; provided that any Lien on such assets shall be permitted notwithstanding that it is not a Permitted Lien if all payments due under the applicable Indenture, Notes and Note Guarantees are secured on an equal and ratable basis (or prior basis in the case of any such Indebtedness which is subordinated in right of payment to such Notes or Note Guarantees) with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Following the Termination Date, Parent may elect by written notice to the applicable Trustee and the Holders of Notes to be subject to an alternative covenant with respect to the limitation on Liens in lieu of the preceding paragraph. Under this alternative covenant, Parent will not and will not permit any of its Principal Properties Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon (1) any Principal Property or (2) any shares of Capital Stock or evidence if indebtedness for borrowed money issued by any Principal Properties Subsidiary and owned by Parent or any Principal Properties Subsidiary, whether owned at the Issue Date or thereafter acquired, without making effective provision, and Parent in such case will make or cause to be made effective provision, whereby the Notes and the Note Guarantees shall be secured by such Lien equally and ratably with any and all other indebtedness or obligations thereby secured, so long as such indebtedness or obligations shall be so secured; provided, however, that the foregoing shall not apply to any of the following:

(1)	Liens that exist on the Issue Date (other than Liens incurred on or after the Issue Date and prior to the Termination Date in reliance on clauses (1) or (22) of the definition of Permitted Liens);

(2)	Liens on property, shares of capital stock or evidence of indebtedness of any corporation existing at the time such corporation becomes a Subsidiary;

(3)	Liens in favor of Parent or any Subsidiary;

(4)	Liens in favor of governmental bodies to secures progress, advance or other payments pursuant to contract or statute or indebtedness incurred to finance all or a part of construction of or improvements to property subject to such Liens;

(5)	Liens (i) on property, shares of Capital Stock or evidences of indebtedness for borrowed money existing at the time of acquisition thereof (including acquisition through merger or consolidation), and construction and improvement Liens that are entered into within one year from the date of such construction or improvement, provided that in the case of construction or improvement the Lien shall not apply to any property theretofore owned by Parent or any Principal Properties Subsidiary except substantially unimproved real property on which the property so constructed or the improvement is located and (ii) for the acquisition of any Principal Property, which Liens are created within 180 days after the completion of such acquisition to secure or provide for the payment of the purchase price of the Principal Property acquired; provided that any such Liens do not extend to any other property of the Parent or any of its Subsidiaries (whether such property is then owned or thereafter acquired);

(6)	mechanics’, landlords’ and similar Liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith;

(7)	Liens for taxes, assessments, or governmental charges or levies that are not delinquent or are being contested in good faith;

(8)	Liens arising from any legal proceedings that are being contested in good faith;

(9)	any Liens that (i) are incidental to the ordinary conduct of its business or the ownership of its properties and assets, including Liens incurred in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts, (ii) were not incurred in connection with the borrowing of money or the obtaining of advances or credit and (iii) do not in the aggregate materially detract from the value of the property of Parent or any Subsidiary or materially impair the use thereof in the operation of its business;

(10)	Liens securing industrial development or pollution control bonds; and

(11)	Liens for the sole purpose of extending, renewing or replacing (or unsuccessfully extending, renewing or replacing) in whole or in part any of the foregoing.

Notwithstanding the provisions of the immediately preceding paragraph, Parent or any Subsidiary may, without equally and ratably securing the Notes or the Note Guarantees, create or assume Liens which would otherwise be subject to the foregoing restrictions if at the time of such creation or assumption, and after giving effect thereto, Exempted Indebtedness does not exceed 10% of Consolidated Net Tangible Assets.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Indentures provide that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or consensual restriction on the ability of any Restricted Subsidiary of Parent to:

(a)	pay dividends or make any other distributions to Parent or any of its Restricted Subsidiaries on its Capital Stock;

(b)	pay any Indebtedness owed to Parent or any of its Restricted Subsidiaries;

(c)	make loans or advances to Parent or any of its Restricted Subsidiaries; or

(d)	Transfer any of its properties or assets to Parent or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of any of the following:

(1)	Existing Indebtedness, the New Credit Facility and any amendments or refinancings thereof; provided that such amendments or refinancings are not materially more restrictive, taken as a whole, with respect to such encumbrances or restrictions than those contained in such Existing Indebtedness or the New Credit Facility, as the case may be, on the Issue Date;

(2)	the Indentures, the Notes, the Exchange Notes, and the Note Guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Parent or any of its Restricted Subsidiaries, as in effect at the time of acquisition (except to the extent such Indebtedness was incurred in connection with, or in contemplation of, such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the assets of the Person, so acquired; provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the applicable Indenture to be incurred;

(5)	Purchase Money Obligations and Capital Lease Obligations permitted to be incurred pursuant to clause (3) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock” for assets acquired that impose restrictions of the nature described in clause (d) of the first paragraph of this covenant on the assets so acquired;

(6)	an agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of a Restricted Subsidiary of Parent; provided that (a) such sale or disposition is permitted by the terms of the applicable Indenture and (b) such restrictions are limited to the Restricted Subsidiary that is the subject of such agreement pending its sale or other disposition;

(7)	Liens securing Indebtedness otherwise permitted to be incurred pursuant to the covenant described above under the caption “—Liens” that (y) limit the right of Parent or any of its Restricted Subsidiaries to Transfer or dispose of the assets subject to such Lien or (z) place any restriction on Parent’s or such Restricted Subsidiary’s use of the assets subject to such Lien;

(8)	restrictions on cash or other deposits or net worth requirements imposed by customers under contracts entered into in the ordinary course of business;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in either (i) the agreements governing the Indebtedness being refinanced or (ii) the New Credit Facility as in effect on the Issue Date;

(10)	Non-Recourse Accounts Receivable Entity Indebtedness or other contractual requirements of an Accounts Receivable Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Accounts Receivables Entity or the receivables which are subject to the Qualified Receivables Transaction;

(11)	contractual encumbrances and restrictions in effect on the Issue Date, and any amendments thereof; provided that such amendments are not materially more restrictive, taken as a whole, than such existing contractual encumbrances and restrictions;

(12)	protective liens filed in connection with sale and leaseback transactions permitted under the covenant described under “—Sale and Leaseback Transactions”;

(13)	customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary of Parent;

(14)	customary provisions restricting the disposition or distribution of assets or property to each holder of Capital Stock of a joint venture contained in any joint venture agreement which restriction is limited to the assets or property of such joint venture;

(15)	restrictions in effect on the Issue Date that are contained in charter documents or shareholder agreements relating to any Restricted Subsidiary of Parent and any amendments thereof; provided that such amendments are not materially more restrictive, taken as a whole, with respect to such restrictions than those contained in such document or agreement as in effect on the Issue Date; and

(16)	Indebtedness of (y) Non-Guarantor Subsidiaries incurred pursuant to clause (1) or (13) of the second paragraph of the covenant described above under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (z) an Issuer or any Guarantor incurred pursuant to the covenant described above under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided (i) in the case of clause (z) above with respect to any Guarantor, such encumbrance or restriction may exist only for so long as such Guarantor continues to Guarantee the Notes and (ii) in the case of clauses (y) and (z) above, the Board of Directors of Parent shall have determined in good faith (as evidenced by a resolution of the Board of Directors) at the time that such encumbrance or restriction is created that such encumbrance or restriction, as the case may be, will not impair the ability of the Issuers to make scheduled payments of interest and principal on the Notes in each case as and when due.

Merger, Consolidation or Sale of Assets

The Indentures provide that (i) neither Parent nor any Issuer will consolidate or merge with or into any other Person or Transfer all or substantially all of the properties or assets of Parent and its Restricted Subsidiaries, taken as a whole and (ii) neither Parent nor any Issuer will permit any of its Restricted Subsidiaries to, in a single transaction or a series of related transactions, Transfer all or substantially all of the properties or assets of Parent and its Restricted Subsidiaries, taken as a whole, in each case, to, another Person unless:

(1) (a)	in the case of a merger, consolidation or Transfer involving Parent, Parent is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Parent) or to which such Transfer has been made is a corporation organized or existing under the laws of the United States, any State thereof or the District of Columbia, and

(b)	in the case of a merger, consolidation or Transfer involving an Issuer, such Issuer is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such Transfer has been made is a limited liability company, partnership or corporation organized or existing under the laws of the United States, any State thereof or the District of Columbia; provided that if at any time Crown Americas or such successor Person is a limited liability company or partnership there shall be a joint and several co-issuer of the Notes that is a Wholly Owned Restricted Subsidiary of Crown Americas and that is a corporation organized or existing under the laws of the United States or any State thereof or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Parent or an Issuer, as the case may be) or the Person to which such Transfer has been made assumes all the obligations of Parent, such Issuer or such Restricted Subsidiary under the 2013 Notes or the 2015 Notes (as applicable), the 2013 Note Guarantees or the 2015 Note Guarantees (as applicable), the applicable Indenture and the applicable Registration Rights Agreement pursuant to a supplemental indenture or amendment of the relevant documents;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	Parent or such Issuer, as the case may be, or the Person formed by or surviving any such consolidation or merger or to which such Transfer has been made will, at the time of such transaction after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”.

Notwithstanding the foregoing, none of the following shall be permitted:

•	the consolidation or merger of Parent with or into or the Transfer of all or substantially all of the property or assets of Parent and its Restricted Subsidiaries, taken as a whole, to Crown, other than any such merger or consolidation or Transfer to a Restricted Subsidiary of Crown;

•	the Transfer of all or substantially all of the property or assets of Crown and its Restricted Subsidiaries, taken as a whole, to Crown, other than any Transfer to a Restricted Subsidiary of Crown; and

•	the consolidation or merger of an Issuer with or into or the Transfer of all or substantially all of the property or assets of such Issuer and its Restricted Subsidiaries, taken as a whole, to Crown, other than any such consolidation or merger with or into or Transfer to a Restricted Subsidiary of Crown.

The foregoing will not prohibit:

•	a consolidation or merger between an Issuer and a Guarantor other than Crown;

•	a consolidation or merger between a Guarantor and any other Guarantor other than Crown;

•	a consolidation or merger between a Restricted Subsidiary (other than an Issuer) that is not a Guarantor and any other Restricted Subsidiary other than Crown;

•	the Transfer of all or substantially all of the properties or assets of a Guarantor to an Issuer and/or any other Guarantor other than Crown; or

•	the Transfer of all or substantially all of the properties or assets of a Restricted Subsidiary (other than an Issuer) that is not a Guarantor to any other Restricted Subsidiary other than Crown;

provided that, in each case involving an Issuer or a Guarantor, if such Issuer or such Guarantor is not the surviving entity of such transaction or the Person to which such Transfer is made, the surviving entity or the Person to which such Transfer is made shall comply with clause (2) above.

Upon any consolidation, combination or merger of Parent, an Issuer or any other Guarantor, or any Transfer of all or substantially all of the assets of Parent or an Issuer in accordance with the foregoing, in which Parent, such Issuer or such Guarantor is not the continuing obligor under the Notes or its related Note Guarantee, the surviving entity formed by such consolidation or into which Parent, such Issuer or such Guarantor is merged or to which the Transfer is made will succeed to, and be substituted for, and may exercise every right and power of Parent, such Issuer or such Guarantor under the applicable Indenture, Notes and Note Guarantees with the same effect as if such surviving entity had been named therein as Parent, such Issuer or such Guarantor and, except in the case of a Transfer to Parent or any of its Restricted Subsidiaries, Parent, such Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on such Notes or in respect of its related Note Guarantee, as the case may be, and all of Parent’s, such Issuer’s or such Guarantor’s other obligations and covenants under such Notes, the applicable Indenture and its related Note Guarantee, if applicable.

Transactions with Affiliates

The Indentures provide that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, amend or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate (each an “Affiliate Transaction”) or extend, renew, waive or otherwise amend or modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless the terms of such Affiliate Transaction are not materially less favorable to Parent or the relevant Restricted Subsidiary than those terms which could reasonably be obtained by Parent or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

In any Affiliate Transaction (or any series of related Affiliate Transactions which are similar or part of a common plan) involving an amount or having a Fair Market Value in excess of $50.0 million, Parent must either

(i) obtain a board resolution of a majority of the disinterested members of the Board of Directors of Parent certifying that such Affiliate Transaction complies with the previous paragraph or (ii) obtain a favorable written opinion as to the fairness of such transaction or transactions, as the case may be, from an Independent Financial Advisor.

The foregoing provisions will not apply to:

(1)	any Affiliate Transaction that is between or among Parent and/or any one or more of its Restricted Subsidiaries;

(2)	any Restricted Payment or Permitted Investment that is not prohibited by the provisions described under “—Restricted Payments” above;

(3)	reasonable fees, compensation, benefits and incentive arrangements paid or provided to, and indemnity provided on behalf of, officers, directors or employees or consultants of Parent or any Restricted Subsidiary as determined in good faith by Parent’s Board of Directors or senior management;

(4)	any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto so long as any such amendment or replacement agreement is not materially more disadvantageous to the Holders, taken as a whole, than the original agreement as in effect on the Issue Date;

(5)	transactions effected as part of a Qualified Receivables Transaction;

(6)	sales or issuances of Equity Interests (other than Disqualified Stock) of Parent to Affiliates of Parent;

(7)	transactions with a Person that is an Affiliate of Parent solely because Parent or a Restricted Subsidiary owns an Equity Interest in or controls such Person;

(8)	any transaction undertaken pursuant to the Constar Agreements, including any amendment thereto or replacement thereof so long as any such amendment or replacement agreement is not materially more disadvantageous to the Holders, taken as a whole, than the original Constar Agreement so amended or replaced; and

(9)	the non-recourse accommodation pledge of equity of any Unrestricted Subsidiary to support the Indebtedness of such Unrestricted Subsidiary to the extent such pledge is otherwise permitted under the applicable Indenture.

Creation of Subsidiaries

The Indentures provide that Parent will not create, acquire or suffer to exist, and will not permit any of its Restricted Subsidiaries to create, acquire or suffer to exist, any Subsidiary other than:

(1)	a Restricted Subsidiary existing as of the Issue Date or that is acquired or created after the Issue Date; provided, however, that each Domestic Subsidiary (other than the Issuers) of Parent that from time to time is an obligor or guarantor under any Credit Facility including, without limitation, the New Credit Facility, must execute a Note Guarantee (and with such documentation relating thereto as are required under the applicable Indenture, including, without limitation, a supplement or amendment to the applicable Indenture and an Opinion of Counsel as to the enforceability of such Note Guarantee), pursuant to which such Restricted Subsidiary will become a Guarantor; or

(2)	an Unrestricted Subsidiary.

As of the date of issuance of the Notes it is expected that Parent will have no Unrestricted Subsidiaries other than Crownway Insurance Company, Crown Cork & Seal Receivables (DE) Corporation and Standfast Reinsurance S.A.

A Note Guarantee of any Guarantor will be subject to release and discharge as described under the caption “—Ranking and Guarantees.”

Reports

The Indentures provide that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), so long as any Notes are outstanding thereunder, the Issuers will furnish to the applicable Trustee and Holders the following:

(1)	all quarterly and annual financial information of Parent that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Parent were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of Parent and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of Unrestricted Subsidiaries of Parent, if any) and, with respect to the annual information only, a report thereon by Parent’s certified independent registered public accounting firm accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Parent were required to file such reports,

in each case, within the time periods specified in the SEC’s rules and regulations.

In addition, whether or not required by the rules and regulations of the SEC, Parent will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Issuers and the Guarantors will, for so long as any Notes remain outstanding, furnish to the Holders of such Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Parent or of any Restricted Subsidiary of Parent, as such, shall have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Indentures, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver may not be effective to waive liabilities under the federal securities laws.

Events of Default and Remedies

The Indentures provide that each of the following constitutes an “Event of Default”:

(1)	default for 30 days in the payment when due of interest with respect to the Notes issued thereunder;

(2)	default in payment when due of principal or premium, if any, on the Notes issued thereunder at maturity, upon redemption or otherwise;

(3)	failure by Parent or any Restricted Subsidiary to comply with the provisions described under “Repurchase at the Option of Holders—Change of Control,” “—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by Parent or any Restricted Subsidiary of Parent for 60 days after receipt of notice from the applicable Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding under such Indenture to comply with any covenant or agreement contained in the Indenture (other than the covenants and agreements specified in clauses (1) through (3) of this paragraph);

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of Parent or any of its Restricted Subsidiaries (or

the payment of which is Guaranteed by Parent or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the Issue Date, which default (a) is caused by a failure to pay when due at final stated maturity (giving effect to any grace period related thereto) principal of such Indebtedness (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its stated maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6)	failure by Parent or any of its Restricted Subsidiaries to pay final judgments (net of any amounts covered by insurance and as to which such insurer has not denied responsibility or coverage in writing) aggregating $50.0 million or more, which judgments are not paid, discharged, bonded or stayed within 60 days after their entry;

(7)	certain events of bankruptcy or insolvency with respect to Parent, an Issuer or any other Restricted Subsidiary of Parent that is a Significant Subsidiary or group of Restricted Subsidiaries of Parent that, together, would constitute a Significant Subsidiary; and

(8)	any Note Guarantee of any Guarantor that is a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the related Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the related Indenture and such Note Guarantee).

If any Event of Default under an Indenture occurs and is continuing, the applicable Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding under such Indenture may declare all Notes issued under such Indenture to be due and payable by notice in writing to the Issuers and the applicable Trustee, in the case of notice by Holders, specifying the respective Event of Default and that it is a “notice of acceleration” and the same shall become immediately due and payable. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (7) above with respect to Parent or an Issuer, all outstanding Notes then outstanding under such Indenture will become due and payable without further action or notice. The Holders of any Notes may not enforce the applicable Indenture relating to the Notes or the Notes except as provided in such Indenture. Subject to certain limitations, the Holders of a majority in principal amount of the then outstanding Notes issued under such Indenture may direct the applicable Trustee in its exercise of any trust or power.

The Holders of a majority in aggregate principal amount of the Notes then outstanding under the applicable Indenture, by written notice to the applicable Trustee, may on behalf of the Holders of all of the Notes issued under such Indenture waive any existing Default or Event of Default and its consequences under such Indenture, except a continuing Default or Event of Default in the payment of interest or premium on, or principal of, such Notes. The applicable Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in the Holders’ interest.

The Issuers are required to deliver to each Trustee annually a statement regarding compliance with the applicable Indenture, and the Issuers are required upon becoming aware of any Default or Event of Default to deliver to the applicable Trustee a statement specifying such Default or Event of Default.

Satisfaction and Discharge

An Indenture will be discharged and will, subject to certain surviving provisions, cease to be of further effect as to all Notes issued thereunder when:

(1)	the Issuers deliver to the applicable Trustee all outstanding Notes issued under such Indenture (other than Notes replaced because of mutilation, loss, destruction or wrongful taking) for cancellation; or

(2)	all Notes outstanding under the Indenture have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption as described above, or will become due and payable within one year, and the Issuers or any Guarantor irrevocably deposits with the applicable Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, noncallable U.S. government securities, or a combination thereof, sufficient to pay at maturity or upon redemption all Notes outstanding under such Indenture, including interest thereon, and if in either case the Issuers or any Guarantor pays all other sums payable under such Indenture by it. The applicable Trustee will acknowledge satisfaction and discharge of such Indenture on demand of the Issuers accompanied by an officers’ certificate and an Opinion of Counsel reasonably acceptable to the applicable Trustee, upon which such Trustee shall have no liability in relying, stating that all conditions precedent to satisfaction and discharge have been satisfied and at the cost and expense of the Issuers.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations and the obligations of the Guarantors discharged with respect to the Notes outstanding under an Indenture (“Legal Defeasance”), except for:

(1)	the rights of the Holders of the Notes outstanding under such Indenture to receive payments in respect of the principal amount of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2)	the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the applicable Trustee, and the Issuers’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of such Indenture.

In addition, the Issuers may, at their option and at any time, elect to have all of their obligations and the obligations of the Guarantors released with respect to certain covenants that are described in an Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default under such Indenture. In the event Covenant Defeasance occurs under an Indenture, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption “—Events of Default and Remedies” will no longer constitute an Event of Default under such Indenture.

In order to exercise either Legal Defeasance or Covenant Defeasance under an Indenture:

(1)	the Issuers must irrevocably deposit with the applicable Trustee, in trust, for the benefit of the Holders of the Notes issued under such Indenture, cash in U.S. dollars, non-callable U.S. government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants (such opinion shall be delivered to the applicable Trustee and upon which such Trustee shall have no liability in relying), to pay the principal, premium, if any, and interest on the Notes outstanding under such Indenture on the stated maturity or on the applicable optional redemption date, as the case may be, and the Issuers must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2)

in the case of Legal Defeasance, the Issuers shall have delivered to the applicable Trustee an Opinion of Counsel in the United States confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of such Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Notes outstanding under such Indenture will not recognize income, gain or loss for federal income tax purposes as a result of such

Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuers shall have delivered to the applicable Trustee an Opinion of Counsel in the United States confirming that the Holders of the Notes outstanding under such Indenture will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than such Indenture) to which Parent or any of its Restricted Subsidiaries is a party or by which Parent or any of its Restricted Subsidiaries is bound;

(6)	the Issuers must have delivered to the applicable Trustee an Opinion of Counsel to the effect that assuming no intervening bankruptcy of an Issuer or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of either Issuer under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	the Issuers must deliver to the applicable Trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of Notes issued under such Indenture over the other creditors of an Issuer with the intent of defeating, hindering, delaying or defrauding creditors of an Issuer or others; and

(8)	the Issuers must deliver to the applicable Trustee an officers’ certificate and an Opinion of Counsel upon which the Trustee shall have no liability in relying, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

A Holder of Notes may transfer or exchange Notes in accordance with the terms of the applicable Indenture. The Registrar and Trustee may require a Holder of Notes, among other things, to furnish appropriate endorsements and transfer documents and the applicable issuer may require a Holder of Notes to pay any taxes and fees required by law or permitted by the applicable Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except to the extent provided in the next three succeeding paragraphs, an Indenture, the Notes governed thereby or any Note Guarantee issued thereunder may be amended with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes issued under such Indenture voting as a single class (including, without limitation, consents obtained in connection with a purchase of, tender offer or exchange offer for Notes), and any existing default or compliance with any provision of such Indenture, the Notes governed thereby or any Note Guarantee issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under such Indenture voting as a single class (including, without limitation, consents obtained in connection with a purchase of, tender offer or exchange offer for Notes).

Except as provided in the immediately succeeding paragraph, without the consent of each Holder of Notes issued under an Indenture affected thereby, however, an amendment or waiver may not (with respect to any Note held by a non-consenting Holder):

(1)	reduce the principal amount of Notes issued under such Indenture whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal amount of or change the fixed maturity of any Notes, or alter the provisions with respect to the redemption of any such Notes other than, except as set forth in clause (7) below, the provisions relating to the covenants described under the caption “—Repurchase at the Option of Holders”;

(3)	reduce the rate of or change the time for payment of interest on any such Notes;

(4)	waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on any such Notes (except a rescission of acceleration of Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes issued under such Indenture and a waiver of the payment default that resulted from such acceleration);

(5)	make any such Note payable in currency other than that stated in such Note;

(6)	make any change to the provisions of such Indenture relating to waiver of past Defaults or the rights of Holders of the Notes issued thereunder to receive payments of principal of or interest on the Notes;

(7)	after the Issuers’ obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligations of the Issuers to make and consummate a Change of Control Offer with respect to a Change of Control that has occurred or make and consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated, including, without limitation, in each case, by amending, changing or modifying any of the definitions relating thereto;

(8)	release Parent, Crown or any other Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or such Indenture otherwise than in accordance with the terms of such Indenture; or

(9)	modify or change any provision of such Indenture affecting the ranking of the Notes or Note Guarantees issued thereunder in a manner adverse to the Holders of Notes issued thereunder.

Without the consent of any Holder of Notes, the Issuers and the applicable Trustee may amend an Indenture, the Notes governed thereby or the Note Guarantees issued thereunder:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated Notes in addition to or in place of certificated Notes;

•	to provide for the assumption of an Issuer’s or any Guarantor’s obligations to the Holders of such Notes in the case of a merger or consolidation or sale of all or substantially all of such Issuer’s or such Guarantor’s assets;

•	to secure the Notes;

•	to add any Guarantor or release any Guarantor from its Note Guarantee if such release is in accordance with the terms of the applicable Indenture;

•	to make any change that would provide any additional rights or benefits to the Holders of such Notes or that does not adversely affect the rights under such Indenture of any Holder thereunder in any material respect; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of such Indenture under the Trust Indenture Act.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

Concerning the Trustees

Each Indenture contains certain limitations on the rights of the applicable Trustee, should such Trustee in its capacity as Trustee become a creditor of an Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. Each Trustee in its individual capacity is permitted to engage in other transactions with the Issuers; however, if a Trustee acquires any conflicting interest as defined under the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

The Holders of a majority in principal amount of the then outstanding Notes under each Indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under the applicable Indenture, subject to certain exceptions. Each Indenture provides that in case an Event of Default of which a responsible officer of such Trustee has actual knowledge shall occur under the applicable Indenture (which shall not be cured), the Trustee under the applicable Indenture will be required, in the exercise of its power as provided in the applicable Indenture, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee under the applicable Indenture will be under no obligation to exercise any of its rights or powers under such Indenture at the request of any Holder of Notes issued thereunder, unless such Holder shall have offered to such Trustee security and indemnity satisfactory to it against any loss, liability or expense. The Trustee’s fees, expenses and indemnities are included in the amounts guaranteed by the Note Guarantees.

Governing Law

The Indentures are, and the Notes and the Note Guarantees will be, governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indentures. Reference is made to each Indenture for a full disclosure of all such terms, as well as, any other capitalized terms used herein for which no definition is provided.

“Accounts Receivable Entity” means a Subsidiary of Parent or any other Person in which Parent or a Restricted Subsidiary of Parent makes an Investment:

(1)	that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable;

(2)	that is designated by the Board of Directors of Parent as an Accounts Receivable Entity pursuant to a Board of Directors’ resolution set forth in an officers’ certificate and delivered to the applicable Trustee;

(3)	no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by Parent or any Restricted Subsidiary of Parent (excluding Guarantees of obligations (other than any Guarantee of Indebtedness) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates Parent or any Restricted Subsidiary of Parent in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of Parent or any other Restricted Subsidiary of Parent, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Indebtedness, “Non-Recourse Accounts Receivable Entity Indebtedness”);

(4)	with which neither Parent nor any Restricted Subsidiary of Parent has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Parent in connection with a Qualified Receivables Transaction and fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction; and

(5)	with respect to which neither Parent nor any Restricted Subsidiary of Parent has any obligation to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person merges with or into or becomes a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. No Person (other than Parent or any Subsidiary of Parent) in whom an Accounts Receivable Entity makes an Investment in connection with a financing of accounts receivable will be deemed to be an Affiliate of Parent or any of its Subsidiaries solely by reason of such Investment.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify; and “amendment” shall have a correlative meaning.

“Applicable Treasury Rate” for any redemption date, means (i) with respect to the 2013 Notes, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the Make-Whole Redemption of such 2013 Notes (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to November 15, 2009; provided, however, that if the period from the Make-Whole Redemption Date to November 15, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to November 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used and (ii) with respect to the 2015 Notes, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the Make-Whole Redemption of such 2015 Notes (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to November 15, 2010; provided, however, that if the period from the Make-Whole Redemption Date to November 15, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to November 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“asset” means any asset or property, whether real, personal or mixed, tangible or intangible.

“Asset Sale” means:

(1)	the Transfer by Parent or any Restricted Subsidiary of Parent of any property or assets (provided that the Transfer of all or substantially all of the assets of Parent, Crown or an Issuer and their respective Restricted Subsidiaries, taken as a whole, will be governed by the applicable provisions of the covenant described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described under the caption “Repurchase at the Option of Holders—Asset Sales”); and

(2)	the issue or sale by Parent or any of its Restricted Subsidiaries of Equity Interests of any of Parent’s Restricted Subsidiaries.

Notwithstanding the foregoing, the following will not be deemed to be Asset Sales:

(1)	sales of inventory in the ordinary course of business;

(2)	sales of accounts receivables to the Accounts Receivable Entity pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the Fair Market Value thereof;

(3)	any transfer of accounts receivable, or a fractional undivided interest therein, by an Accounts Receivable Entity in a Qualified Receivables Transaction;

(4)	any Transfer of assets (including, without limitation, Equity Interests of any Subsidiary) in a single transaction or a series of related transactions for which Parent and its Restricted Subsidiaries receive aggregate consideration or which assets have a Fair Market Value of less than $25.0 million;

(5)	a Transfer of assets by Parent to a Restricted Subsidiary of Parent (or to a Person that becomes a Restricted Subsidiary of Parent upon the consummation of such Transfer) or by a Restricted Subsidiary of Parent to Parent or to another Restricted Subsidiary of Parent (or to a Person that becomes a Restricted Subsidiary of Parent upon the consummation of such Transfer);

(6)	an issuance of Equity Interests by a Restricted Subsidiary of Parent to Parent or to another Restricted Subsidiary;

(7)	a Restricted Payment that is permitted by the covenant described under the caption “—Certain Covenants—Restricted Payments” or any Permitted Investment;

(8)	the sale or disposition of cash or Cash Equivalents;

(9)	any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended;

(10)	the creation of Liens otherwise permitted under the applicable Indenture, including, without limitation, a pledge of assets otherwise permitted by such Indenture;

(11)	the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations thereof and other similar intellectually property;

(12)	the sale or disposition of obsolete, damaged or worn out assets or assets no longer used or useful, in each case in the ordinary course of business; and

(13)

the Transfer of property or assets (including any sale and leaseback transaction) the aggregate Fair Market Value of which assets, when taken together with the Fair Market Value of all other property or assets Transferred in reliance on this clause (13) (in each case measured on the date of such Transfer without giving effect to subsequent changes in value) does not exceed 3.0% of Consolidated Tangible Assets at the end of the most recent quarter ended prior to the date of such Transfer; provided that each such Transfer complies with clauses (1) and (2) of the first paragraph of the covenant described under the caption “—Certain Covenants—Repurchase at the Option of Holders—Asset Sales” as if such Transfer were an Asset Sale.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended).

“Board of Directors” means, with respect to any Person, the board of directors or comparable governing body of such Person.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; and

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited).

“Cash Equivalents” means:

(1)	marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or any member state of the European Union (as it exists on the Issue Date) or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States of America or such member state of the European Union, in each case maturing within one year from the date of acquisition thereof;

(2)	marketable direct obligations issued by any State of the United States of America or any political subdivision of any such State or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)	time deposits, demand deposits, certificates of deposit, Eurodollar time deposits or bankers’ acceptances maturing within one year from the date of acquisition thereof or overnight bank deposits, in each case, issued by any bank organized under the laws of any member state of the European Union (as it exists on the Issue Date), the United States of America or any State thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250 million;

(5)	repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)	investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“CEH” means Crown European Holdings SA, a société anonyme organized under the laws of France, and its successors and assigns.

“Change of Control” means the occurrence of any of the following:

(1)	any Transfer (other than by way of merger or consolidation) of all or substantially all of the assets of Parent and its Subsidiaries taken as a whole to any “person” (as defined in Section 13(d) of the Exchange Act) or “group” (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than any Transfer to Parent or one or more Restricted Subsidiaries of Parent or any Transfer to one or more Permitted Holders;

(2)	the adoption of a plan for the liquidation or dissolution of Parent or an Issuer (other than in a transaction that complies with the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets”);

(3)	the consummation of any transaction or series of related transactions (including, without limitation, by way of merger or consolidation), the result of which is that any “person” (as defined above) or “group” (as defined above), other than one or more Permitted Holders, becomes, directly or indirectly, the “beneficial owner” (as defined above) of more than 50% of the voting power of the Voting Stock of Parent;

(4)	during any consecutive two-year period, the first day on which a majority of the members of the Board of Directors of Parent who were members of the Board of Directors of Parent at the beginning of such period are not Continuing Directors; or

(5)	the first day on which Parent fails to own, either directly or indirectly through one or more Wholly Owned Restricted Subsidiaries, 100% of the issued and outstanding Equity Interests of Crown, Crown Americas or Capital Corp.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, plus, to the extent deducted in computing Consolidated Net Income:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period;

(2)	Consolidated Interest Expense of such Person for such period;

(3)	depreciation and amortization (including amortization of goodwill and other intangibles) and all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period; and

(4)	any non-recurring restructuring charges or expenses of such Person and its Restricted Subsidiaries for such period,

in each case, on a consolidated basis determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges and non-recurring restructuring charges or expenses of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income or loss of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Interest Expense” means, with respect to any Person for any period, the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount and deferred financing costs, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, capitalized interest, net payments, if any, pursuant to Hedging Obligations and imputed interest with respect to Attributable Debt).

“Consolidated Leverage Ratio” as of any date of determination means the ratio of (a) the aggregate outstanding amount of Consolidated Indebtedness of Parent and its Restricted Subsidiaries as of the date of calculation (the “Transaction Date”) on a consolidated basis determined in accordance with GAAP to (b) the aggregate amount of Consolidated EBITDA (calculated in accordance with the definition of Fixed Charge Coverage Ratio) for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the net income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or (subject to clause (4) below) a Restricted Subsidiary thereof in cash;

(2)	the net income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(3)	the cumulative effect of a change in accounting principles shall be excluded;

(4)	the net income of any Restricted Subsidiary of such Person shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, law, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(5)	in the case of a successor to such Person by consolidation or merger or as a transferee of such Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded;

(6)	any net gain or loss resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded;

(7)	extraordinary gains and losses shall be excluded;

(8)	any fees, charges, costs and expenses incurred in connection with the Refinancing Transactions shall be excluded; and

(9)	(a) the amount of any write-off of deferred financing costs or of indebtedness issuance costs and the amount of charges related to any premium paid in connection with repurchasing or refinancing indebtedness shall be excluded and (b) all non-recurring expenses and charges relating to such repurchase or refinancing of indebtedness or relating to any incurrence of indebtedness, in each case, whether or not such transaction is consummated, shall be excluded.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth in the most recent consolidated balance sheet of Parent and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

“Consolidated Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth in the most recent consolidated balance sheet of Parent and its Restricted Subsidiaries and computed in accordance with GAAP. Consolidated Tangible Assets shall be calculated after giving effect to the transaction giving rise to the need to calculate Consolidated Tangible Assets.

“Constar” means Constar International Inc., a Delaware corporation.

“Constar Agreements” means each of the agreements entered into between Crown and Constar in connection with its initial public offering, as such agreements are in effect on the Issue Date.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the relevant Person who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities (including, without limitation, the New Credit Facility) or commercial paper facilities or capital markets financings, in each case with banks or other lenders providing for revolving credit loans, term loans, notes or letters of credit, in each case as any such agreement may be amended or refinanced, including any agreement(s) extending the maturity of or refinancing (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or adding Parent or Subsidiaries of Parent as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or creditor or group of creditors.

“Crown” means Crown Cork & Seal Company, Inc., a Pennsylvania corporation, and its successors and assigns.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, except to the extent such capital stock is exchangeable into Indebtedness at the option of the issuer thereof and only subject to the terms of any debt instrument to which such issuer is a party), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, or convertible or exchangeable into Indebtedness on or prior to the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Parent or a Restricted Subsidiary to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Parent or such Restricted Subsidiary may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means a Restricted Subsidiary which is organized under the laws of the United States or any State thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of common stock (other than Disqualified Stock) of Parent (other than public offerings pursuant to Form S-8 or otherwise relating to Equity Interests issuable under any employee benefit plan of Parent).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Notes” means debt securities of the Issuers with terms substantially identical to the Notes issued in exchange for an equal principal amount of Notes pursuant to an exchange offer registered under the Securities Act in accordance with the terms of the applicable Registration Rights Agreement.

“Exempted Indebtedness” means as of any particular time the sum of (i) all then-outstanding Indebtedness of Parent and Principal Properties Subsidiaries incurred after the Issue Date and secured by any mortgage, security interest, pledge or lien other than those permitted by the second paragraph under “—Certain Covenants—Liens”, and (ii) all Attributable Debt with respect to Post Termination Date Sale and Leaseback Transactions entered into by Parent and Principal Properties Subsidiaries after the Issue Date other than those permitted by the second paragraph under “—Certain Covenants—Sale and Leaseback Transactions”.

“Existing Indebtedness” means Indebtedness of Parent and its Restricted Subsidiaries in existence on the Issue Date after giving effect to the intended use of proceeds from the issuance of the Notes and the borrowings under the New Credit Facility on the Issue Date, until such amounts are repaid.

“Existing Secured Notes” means each of the following to the extent outstanding on the Issue Date:

(1)	€460,000,000 aggregate principal amount of 6 1/4% First Priority Senior Secured Notes due 2011 of CEH issued under the indenture dated as of September 1, 2004 among CEH, the guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee;

(2)	$1,085,000,000 aggregate principal amount of 9 1/2% Second Priority Senior Secured Notes due 2011 of CEH and €285,000,000 aggregate principal amount of 10 1/4% Second Priority Senior Secured Notes due 2011, in each case, issued under an indenture dated as of February 26, 2003 among CEH, the guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee; and

(3)	$725,000,000 aggregate principal amount of 10 7/8% Third Priority Senior Secured Notes due 2013 of CEH issued under an indenture dated as of February 26, 2003 among CEH, the guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

“Existing Unsecured Notes” means each of the following to the extent outstanding on the Issue Date:

(1)	$200 million original principal amount of 8% Debentures due 2023 of Crown issued under the 1993 Indenture;

(2)	$350 million original principal amount of 7 3/8% Debentures due 2026 of Crown issued under the 1996 Indenture;

(3)	$150 million original principal amount of 7 1/2% Debentures due 2096 of Crown issued under the 1996 Indenture; and

(4)	$300 million original principal amount of 7% Notes due 2006 of Crown Cork & Seal Finance PLC issued under the 1996 Indenture.

“Existing Unsecured Notes Principal Properties Subsidiary” means (i) in the case of Existing Unsecured Notes issued under the 1993 Indenture, a “Restricted Subsidiary” as defined under the 1993 Indenture as in effect on the Issue Date and (ii) in the case of Existing Unsecured Notes issued under the 1996 Indenture, a “Restricted Subsidiary” as defined under the 1996 Indenture as in effect on the Issue Date.

“Existing Unsecured Notes Principal Property” means:

(1)	in the case of the 1993 Indenture, any single manufacturing or processing plant or warehouse (excluding any equipment or personalty located therein) located in the United States, other than any such plant or warehouse or portion thereof that the Board of Directors of Crown reasonably determines is not of material importance to the business conducted by Crown and its subsidiaries as an entirety; and

(2)	in the case of the 1996 Indenture, any single manufacturing or processing plant or warehouse (excluding any equipment or personalty located therein), other than any such plant or warehouse or portion thereof that the Board of Directors of Crown reasonably determines is not of material importance to the business conducted by Crown and its subsidiaries as an entirety.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by management of Parent or by the Board of Directors of Parent or a duly authorized committee thereof. Fair Market Value (other than of any asset with a public trading market) in excess of $100.0 million shall be determined by the Board of Directors of Parent acting reasonably and in good faith and shall be evidenced by a board resolution delivered to the applicable Trustee upon which the Trustee shall have no liability in relying.

“First Priority Notes Issue Date” means September 1, 2004.

“Fixed Charge Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available to (b) Fixed Charges for such four fiscal quarters; provided that:

(1)	if Parent or any Restricted Subsidiary of Parent has (y) incurred any Indebtedness or issued Preferred Stock since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an incurrence of Indebtedness or issuance of Preferred Stock or both, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness or Preferred Stock (and the application of the proceeds thereof) as if the incurrence of such Indebtedness or issuance of such Preferred Stock (and the application of the proceeds thereof) had occurred on the first day of such period or (z) repaid, retired, repurchased or redeemed any Indebtedness or Preferred Stock of Parent or any Restricted Subsidiary of Parent since the beginning of such period, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to the repayment, retirement, repurchase or redemption of such Indebtedness or Preferred Stock as if such Indebtedness or Preferred Stock had been repaid, retired, repurchased or redeemed on the first day of such period (except that, in the case of Indebtedness used to finance working capital needs incurred under a revolving credit facility or similar arrangement, the amount thereof shall be deemed to be the average daily balance of such Indebtedness during such four fiscal quarter period);

(2)	if since the beginning of such period Parent or any Restricted Subsidiary of Parent shall have Transferred any assets outside the ordinary course of business, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Transfer for such period, or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period, and Fixed Charges for such period shall be reduced by an amount equal to the Fixed Charges directly attributable to any Indebtedness or Preferred Stock of Parent or any Restricted Subsidiary of Parent repaid, repurchased, defeased, assumed by a third person (to the extent Parent and its Restricted Subsidiaries are no longer liable for such Indebtedness or Preferred Stock) or otherwise discharged with respect to Parent and its continuing Restricted Subsidiaries in connection with such Transfer for such period (or, if the Capital Stock of any Restricted Subsidiary of Parent is sold, the Fixed Charges for such period directly attributable to the Indebtedness or Preferred Stock of such Restricted Subsidiary to the extent Parent and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness or Preferred Stock after such sale);

(3)

if since the beginning of such period Parent or any Restricted Subsidiary of Parent (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary of Parent (or any Person which becomes a Restricted Subsidiary of Parent) or an acquisition of assets, which acquisition constitutes all or substantially all of an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction requiring a calculation to be made hereunder, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness or issuance of Preferred Stock) as if such Investment or acquisition occurred on the first day of such period;

(4)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of Parent or was merged with or into Parent or any Restricted Subsidiary of Parent since the beginning of such period) shall have made any Transfer of assets outside the ordinary course of business, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or clause (3) above if made by Parent or a Restricted Subsidiary of Parent during such period, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto as if such Transfer, Investment or acquisition occurred on the first day of such period; and

(5)	if during the beginning of such period Parent or any Restricted Subsidiary of Parent shall have identified any operations as discontinued operations, as determined in accordance with GAAP, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to such discontinued operations or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto.

For purposes of this definition, whenever pro forma effect is to be given to any Investment, acquisition or Transfer of assets, the amount of income, earnings or expense relating thereto and the amount of Fixed Charges associated with any Indebtedness or Preferred Stock incurred in connection therewith, the pro forma calculations shall be prepared in accordance with Regulation S-X promulgated by the SEC. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations has a remaining term in excess of 12 months).

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	the Consolidated Interest Expense of such Person for such period; and

(2)	any interest expense on Indebtedness of another Person that is (a) Guaranteed by the referent Person or one of its Restricted Subsidiaries (whether or not such Guarantee is called upon) or (b) secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Lien is called upon); provided that with respect to clause (2)(b), the amount of Indebtedness (and attributable interest expense) shall be equal to the lesser of (x) the principal amount of the Indebtedness secured by the assets of such Person or one of its Restricted Subsidiaries and (y) the Fair Market Value of the assets securing such Indebtedness; and

(3)	the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary other than a Domestic Subsidiary.

“Funded Debt” means any indebtedness of Parent or any Principal Properties Subsidiary for borrowed money having a maturity of more than 12 months from the date such indebtedness was incurred or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months from the date such indebtedness was incurred at the option of the obligor.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the 2003 Secured Notes Issue Date.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, through letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness. “Guarantee” when used as a verb shall have a corresponding meaning.

“Guarantor” means:

(1)	Parent;

(2)	each Restricted Subsidiary that executes and delivers a Note Guarantee pursuant to the covenant described under “—Certain Covenants—Creation of Subsidiaries”; and

(3)	each Restricted Subsidiary that otherwise executes and delivers a Note Guarantee,

in each case, until such time as such Person is released from its Note Guarantee in accordance with the provisions of the applicable Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	any interest rate protection agreements including, without limitation, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2)	any foreign exchange contracts, currency swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in interest rates or foreign exchange rates;

(3)	any commodity futures contract, commodity option or other similar arrangement or agreement designed to protect such Person against fluctuations in the prices of commodities; and

(4)	indemnity agreements and arrangements entered into in connection with the agreements and arrangements described in clauses (1), (2) and (3).

“Holder” means any registered holder, from time to time, of any Notes.

“incur” means, with respect to any Indebtedness (including Acquired Debt), to create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of such Indebtedness (including Acquired Debt). The term “incurrence” has a corresponding meaning.

“Indebtedness” means, with respect to any Person, without duplication, and whether or not contingent:

(1)	all indebtedness of such Person for borrowed money or for the deferred purchase price of assets or services or which is evidenced by a note, bond, debenture or similar instrument (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business), to the extent it would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

(2)	all Capital Lease Obligations of such Person;

(3)	all obligations of such Person in respect of letters of credit or bankers’ acceptances issued or created for the account of such Person other than obligations with regard to letters of credit securing obligations (other than obligations of the type described in clause (1) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit;

(4)	net obligations of such Person under Hedging Obligations if and to the extent such would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

(5)	all Disqualified Stock issued by such Person, valued at the greater of its voluntary or involuntary maximum fixed repurchase price;

(6)	all Attributable Debt of such Person;

(7)	to the extent not otherwise included, any Guarantee by such Person of any other Person’s indebtedness or other obligations described in clauses (1) through (6) above; and

(8)	all Indebtedness of the type described in clauses (1) through (7) above of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (x) the Fair Market Value of such asset at such date of determination and (y) the amount of such Indebtedness.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to such Indenture, and if such price is based upon, or measured by the Fair Market Value of, such Disqualified Stock, such Fair Market Value is to be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations as described above at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP. Notwithstanding the foregoing, Standard Securitization Undertakings shall not constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking or consulting firm of national reputation in the United States:

(1)	which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in Parent or any of its Subsidiaries; and

(2)	which, in the judgment of the Board of Directors of Parent, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P or the equivalent rating by any Successor Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel, moving and similar advances to officers, directors and employees and advances to customers, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by Parent for consideration consisting of common equity securities of Parent shall not be deemed to be an Investment. If Parent or any Restricted Subsidiary of Parent sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Parent, or any Restricted Subsidiary of Parent issues Equity Interests, such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Parent, Parent shall be deemed to have made an Investment on the date of any such sale, disposition or issuance equal to the Fair Market Value of the Equity Interests of such Person held by Parent or such Restricted Subsidiary immediately following any such sale, disposition or issuance.

“Issue Date” means November 18, 2005, the date on which the old notes were first issued under the applicable Indenture.

“Lien” means, with respect to any asset, any mortgage, deed of trust, deed to secure debt, debenture, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Make-Whole Premium” means (a) with respect to a 2013 Note at any Make-Whole Redemption Date, an amount equal to the greater of (i) 1.0% of the principal amount of such 2013 Note and (ii) the excess of (x) the present value of the sum of the principal amount and premium, if any, that would be payable on such Note on November 15, 2009 and all remaining interest payments to and including November 15, 2009 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from November 15, 2009 to the Make-Whole Redemption Date at a per annum interest rate equal to the Applicable Treasury Rate on such Make-Whole Redemption Date plus 0.50%, over (y) the outstanding principal amount of such 2013 Note and (b) with respect to a 2015 Note at any Make-Whole Redemption Date, an amount equal to the greater of (i) 1.0% of the principal amount of such 2015 Note and (ii) the excess of (x) the present value of the sum of the principal amount and premium, if any, that would be payable on such 2015 Note on November 15, 2010 and all remaining interest payments to and including November 15, 2010 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from November 15, 2010 to the Make-Whole Redemption Date at a per annum interest rate equal to the Applicable Treasury Rate on such Make-Whole Redemption Date plus 0.50%, over (y) the outstanding principal amount of such 2015 Note.

“Make-Whole Redemption” means, as the case may be, a 2013 Notes Make-Whole Redemption or a 2015 Notes Make-Whole Redemption.

“Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make Whole Redemption is effectuated.

“Minority Equity Interest” means any Equity Interest in any Person engaged in a line of business which is complementary, reasonably related, ancillary or useful to any business in which Parent or its Restricted Subsidiaries is then engaged, where such Equity Interest constitutes less than 50% of all Equity Interests issued and outstanding of such Person.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Proceeds” means the aggregate cash proceeds received by Parent or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commission and any relocation expenses incurred as a result thereof), (ii) taxes paid or payable as a result thereof, (iii) amounts required to be applied to the repayment of Indebtedness secured by a Lien which is permitted under the applicable Indenture on the asset or assets that are the subject of such Asset Sale and (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and for the after-tax cost of any indemnification payments (fixed or contingent) attributable to sellers’ indemnities to purchasers.

“New Credit Facility” means the Credit Agreement dated as of November 18, 2005 as such agreement may be amended or refinanced, including any agreement(s) extending the maturity of or refinancing (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or adding Parent or Subsidiaries of Parent as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the sane or any other agent, lender or group of lenders or creditor or group of creditors.

“1993 Indenture” means the Indenture dated as of April 1, 1993 between Crown and Bank One Trust Company, NA, as successor to Chemical Bank, as trustee.

“1996 Indenture” means the Indenture dated as of December 17, 1996 among Crown, Crown Cork & Seal Finance PLC, Crown Cork & Seal Finance, S.A. and The Bank of New York, as trustee.

“Non-Guarantor Subsidiary” means any Subsidiary that is not a Guarantor.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the applicable Trustee. Such counsel may be an employee of or counsel to Parent or any of its Subsidiaries.

“Parent” means Crown Holdings, Inc., a Pennsylvania corporation, and its successor and assigns.

“Pari Passu Indebtedness” means, with respect to an Issuer or any Guarantor, Indebtedness of such Issuer or Guarantor unless, with respect to any item of Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding or any other agreement governing the terms of such Indebtedness expressly provides that such Indebtedness shall be subordinated in right of payment to any other item of Indebtedness of such Issuer or Guarantor. Notwithstanding the foregoing, “Pari Passu Indebtedness” shall not include:

(i)	Indebtedness of Parent owed to any Restricted Subsidiary of Parent or Indebtedness of any such Restricted Subsidiary owed to Parent or any other Restricted Subsidiary of such Restricted Subsidiary;

(ii)	Indebtedness incurred in violation of the applicable Indenture; and

(iii)	Indebtedness represented by Disqualified Stock.

“Permitted Holders” means collectively, the executive officers of Parent on the Issue Date.

“Permitted Investments” means:

(1)	Investments in Parent or any Restricted Subsidiary;

(2)	Investments in cash and Cash Equivalents;

(3)	Investments by Parent or any Restricted Subsidiary of Parent in, or the purchase of the securities of, a Person if, as a result of such Investment, (a) such person becomes a Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Parent or a Restricted Subsidiary;

(4)	Investments in accounts and notes receivable acquired in the ordinary course of business;

(5)	Investments received or acquired in compromise of, or in respect of, obligations of, claims against or disputes with, any Person (other than Parent or any Restricted Subsidiary or Affiliate), including, but not limited to, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such Person;

(6)	any non-cash consideration received in connection with an Asset Sale that complies with the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(7)	Investments in connection with Hedging Obligations permitted to be incurred under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8)	commission, payroll, travel and similar loans and advances to employees in the ordinary course of business;

(9)	any Investment by Parent or any Restricted Subsidiary of Parent in an Accounts Receivable Entity or any Investment by an Accounts Receivable Entity in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in an Accounts Receivable Entity is in the form of a Purchase Money Note or an Equity Interest;

(10)	any Investments (i) the consideration for which consists exclusively of Qualified Capital Stock of Parent and (ii) in any Unrestricted Subsidiary, joint venture or any Minority Equity Interest made by exchange for, or out of the net cash proceeds of the substantially concurrent sale of, Qualified Capital Stock of Parent; provided that the amount of any such net cash proceeds that are utilized for any such Investment shall be excluded for purposes of clause (c) of the first paragraph of “—Certain Covenants—Restricted Payments” in determining the amount available for Restricted Payments;

(11)	Investments existing on the Issue Date, and any extension, modification or renewal of any Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(12)	Investments in an aggregate amount not to exceed $200 million at any time outstanding; and

(13)	additional Investments in one or more Persons engaged in a line of business which is complementary, reasonably related, ancillary or useful to any business in which Parent or its Restricted Subsidiaries is then engaged, in an aggregate amount not to exceed 5.0% of Consolidated Tangible Assets at any time outstanding.

“Permitted Liens” means:

(1) (a)	Liens securing Indebtedness under any Credit Facility permitted to be incurred under clause (1) of the second paragraph described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(b)	Liens securing Indebtedness (other than Subordinated Indebtedness) permitted by the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that any such Lien, taken together with all other Liens incurred in reliance on this clause (b), shall not secure Indebtedness in a principal amount at the time such Lien is incurred exceeding

(i)	the greater of (x) $2.4 billion and (y) the product of 3.0 times Parent’s Trailing Consolidated EBITDA Amount, less

(ii)	the sum of (x) the then outstanding aggregate principal amount of Existing Secured Notes and/or any Permitted Refinancing(s) thereof in each case to the extent constituting Secured Indebtedness and (y) the maximum amount of Indebtedness then permitted to be incurred under clause (1) of the second paragraph described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	to the extent and in the manner required by the terms of the Existing Unsecured Notes as in effect on the Issue Date, Liens on Existing Unsecured Notes Principal Property of Crown and its Existing Unsecured Notes Principal Properties Subsidiaries and on any shares of capital stock or evidences of indebtedness for borrowed money issued by any Existing Unsecured Notes Principal Properties Subsidiary of Crown and owned by Crown or any Existing Unsecured Notes Principal Properties Subsidiary of Crown securing the obligations of Crown or such Existing Unsecured Notes Principal Properties Subsidiary under the Existing Unsecured Notes;

(3)

Liens on assets of a Person merged with or into or consolidated with Parent or any Restricted Subsidiary of Parent after the Issue Date existing at the time such Person is merged with or into or consolidated with Parent or any Restricted Subsidiary of Parent; provided that such Liens were not incurred in connection with, or in contemplation of, such merger or consolidation and do not extend to any assets of Parent or any Restricted Subsidiary of Parent other than the assets of such Person acquired in such merger or consolidation;

(4)	Liens on assets of a Person that becomes a Restricted Subsidiary of Parent existing at the time such Person becomes a Restricted Subsidiary of Parent; provided that such Liens were not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of Parent and do not extend to any assets of Parent or any Restricted Subsidiary of Parent;

(5)	Liens on assets acquired after the Issue Date existing at the time of acquisition thereof by Parent or any Restricted Subsidiary of Parent; provided that such Liens were not incurred in connection with, or in contemplation of, such acquisition and do not extend to any assets of Parent or any Restricted Subsidiary of Parent other than the specific assets so acquired;

(6)	landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s or other like Liens, in any case incurred in the ordinary course of business with respect to amounts (a) not yet delinquent or (b) being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

(7)	Liens for taxes, assessments or governmental charges or claims or other like statutory Liens, that (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(8)	Liens to secure Indebtedness permitted by (a) clause (3) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness and (b) clause (7) of the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(9)	Liens securing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted by the applicable Indenture; provided that (a) any such Lien shall not extend to or cover any assets not securing the Indebtedness so refinanced and (b) the refinancing Indebtedness secured by such Lien shall have been permitted to be incurred pursuant to clause (5) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(10)	(a) Liens in the form of zoning restrictions, easements, licenses, reservations, covenants, conditions or other restrictions on the use of real property or other minor irregularities in title (including leasehold title) that do not (i) secure Indebtedness or (ii) individually or in the aggregate materially impair the value or marketability of the real property affected thereby or the occupation, use and enjoyment in the ordinary course of business of Parent and the Restricted Subsidiaries at such real property and (b) with respect to leasehold interests in real property, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of such leased property encumbering the landlord’s or owner’s interest in such leased property;

(11)	Liens in the form of pledges or deposits securing bids, tenders, contracts (other than contracts for the payment of Indebtedness) or leases, warranties, statutory or regulatory obligations or self-insurance arrangements arising in the ordinary course of business, banker’s acceptances, surety and appeal bonds, performance bonds and other obligations of a similar nature to which Parent or any Restricted Subsidiary is a party, in each case, made in the ordinary course of business;

(12)	Liens resulting from operation of law with respect to any judgments, awards or orders to the extent that such judgments, awards or orders do not cause or constitute a Default under the applicable Indenture;

(13)	Liens in the form of licenses, leases or subleases granted or created by Parent or any Restricted Subsidiary in the ordinary course of business, which licenses, leases or subleases do not interfere, individually or in the aggregate, in any material respect with the business of Parent or such Restricted Subsidiary; provided that any such Lien shall not extend to or cover any assets of Parent or any Restricted Subsidiary of Parent that is not the subject of any such license, lease or sublease;

(14)	Liens in favor of Parent or any Restricted Subsidiary of Parent;

(15)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Parent or any Restricted Subsidiary of Parent in the ordinary course of business in accordance with the past practices of Parent or any Restricted Subsidiary of Parent;

(16)	bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by Parent or any Restricted Subsidiary of Parent, in each case, granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(17)	Liens on fixtures or personal property granted to landlords pursuant to leases to the extent that such Liens are not yet due and payable;

(18)	Liens on accounts receivable and related assets incurred in connection with a Qualified Receivables Transaction;

(19)	Liens existing on the Issue Date to the extent and in the manner existing on the Issue Date;

(20)	deposits, pledges or other Liens to secure obligations under purchase or sale agreements or letters of intent entered into in respect of a proposed acquisition;

(21)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof; and

(22)	in addition to the Liens described in clauses (1) through (21) above, Liens in respect of Indebtedness or other obligations of Parent or any Restricted Subsidiary not to exceed 10.0% of Consolidated Tangible Assets at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refinance other Indebtedness of Parent or any of its Restricted Subsidiaries; provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so refinanced (plus the amount of accrued and unpaid interest, if any, and premiums owed, if any (not in excess of preexisting prepayment provisions on such Indebtedness) and the amount of reasonable and customary fees and expenses incurred in connection therewith) (the “Original Amount”); provided, however, if the amount of such Permitted Refinancing Indebtedness exceeds the Original Amount, the amount of such Permitted Refinancing Indebtedness equal to the Original Amount shall nonetheless constitute “Permitted Refinancing Indebtedness” if it otherwise complies with the requirements of this definition;

(2)	such Permitted Refinancing Indebtedness has a final maturity date at least as late as the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being refinanced;

(3)	if the Indebtedness being refinanced is subordinated in right of payment to any Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, such Notes on terms at least as favorable to the Holders of such Notes as those contained in the documentation governing the Indebtedness being refinanced; and

(4)	such Indebtedness is incurred by Parent or by the Restricted Subsidiary who is the obligor on the Indebtedness being refinanced; provided, however, that Parent or any Restricted Subsidiary of Parent

(other than Crown Americas or any Restricted Subsidiary of Crown Americas unless Crown Americas or such Restricted Subsidiary is an obligor on the Indebtedness being refinanced) may incur Indebtedness which refinances Indebtedness of any Restricted Subsidiary of Parent.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to profits, dividends, distributions or redemptions or upon liquidation.

“Principal Property” means any single manufacturing or processing plant or warehouse (excluding any equipment or personalty located therein) located in the United States, other than any such plant or warehouse or portion thereof that the Board of Directors reasonably determines is not of material importance to the business conducted by Parent and its Subsidiaries as an entirety.

“Principal Property Subsidiary” means any Subsidiary that owns, operates or leases one or more Principal Properties.

“Purchase Money Note” means a promissory note of an Accounts Receivable Entity to Parent or any Restricted Subsidiary of Parent, which note must be repaid from cash available to the Accounts Receivable Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

“Purchase Money Obligations” of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the purchase, or the cost of construction or improvement, of real or personal property to be used in the business of such Person or any of its Subsidiaries in an amount that is not more than 100% of the cost, or Fair Market Value, as appropriate, of such property, and incurred within 90 days after the date of such acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by Parent or any of its Restricted Subsidiaries pursuant to which Parent or such Restricted Subsidiary Transfers to (a) an Accounts Receivable Entity (in the case of a Transfer by Parent or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a Transfer by an Accounts Receivable Entity), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Parent or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms at the time Parent or such Restricted Subsidiary enters into such transaction.

“Rating Agencies” mean Moody’s and S&P; provided that if S&P, Moody’s or any Successor Rating Agency (as defined below) shall cease to be in the business of providing rating services for debt securities generally, the Issuers shall be entitled to replace any such Rating Agency or Successor Rating Agency, as the case may be, which has ceased to be in the business of providing rating services for debt securities generally with a security rating agency which is in the business of providing rating services for debt securities generally and which is nationally recognized in the United States (such rating agency, a “Successor Rating Agency”).

“refinance” means to refinance, repay, replace, renew, extend, refund or restructure.

“Refinancing Transactions” means issuance of the Notes, repayment of up to 100% of the outstanding Existing Secured Notes, entering into the New Credit Facility and repaying all indebtedness outstanding and terminating the Credit Agreement, dated as of September 1, 2004, by and among Crown Holdings, Inc., Crown Cork & Seal Company, Inc. and Crown International Holdings, Inc., as Parent Guarantors, Crown European Holdings SA, as Euro Borrower, CROWN Americas, Inc. as U.S. Borrower, the Subsidiary Borrowers named therein, the Lenders referred to therein, Citicorp North America, Inc. as Administrative Agent and Citibank International plc, as U.K. Administrative Agent.

“Registration Rights Agreements” means the registration rights agreements among the Issuers, the Guarantors and the initial purchasers relating to the Notes.

“Related Cash Management Obligations” means obligations of Parent or any Restricted Subsidiary of Parent arising from treasury, depository and cash management services provided by one or more of the bank agents or the lenders or their Affiliates or designees or other parties permitted under the New Credit Facility.

“Related Hedging Obligations” means Hedging Obligations of Parent or any Restricted Subsidiary of Parent entered into with one or more of the bank agents or the lenders or their Affiliates or designees or other parties permitted under the New Credit Facility.

“Related Obligations” means, collectively, the Related Cash Management Obligations and the Related Hedging Obligations.

“Replacement Assets” means any (a) business, (b) controlling or majority Equity Interest in any Person engaged in a line of business, (c) in the case of a Transfer of a Minority Equity Interest, another Minority Equity Interest in a Person engaged primarily in a line of business or (d) property or assets used or useful in a line of business, in the case of each of clauses (a) through (d), in which Parent or any of its Restricted Subsidiaries is engaged or which is or are, as the case may be, complementary, reasonably related, ancillary or useful to any such line of business in which Parent or any of its Restricted Subsidiaries is then engaged.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means each Subsidiary that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and its successors.

“Secured Indebtedness” means any Indebtedness (other than Subordinated Indebtedness) of Parent or a Restricted Subsidiary of Parent secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Parent or any Restricted Subsidiary of Parent which are reasonably customary in an accounts receivable securitization transaction.

“Subordinated Indebtedness” means Indebtedness of an Issuer or any Guarantor that is subordinated in right of payment to the Notes or the Note Guarantees of such Guarantor, as the case may be.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Trailing Consolidated EBITDA Amount” means the aggregate amount of Consolidated EBITDA (calculated in accordance with the definition of Fixed Charge Coverage Ratio) for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available.

“Transfer” means to sell, assign, transfer, lease (other than pursuant to an operating lease entered into in the ordinary course of business), convey or otherwise dispose of, including by sale and leaseback transaction, consolidation, merger, liquidation, dissolution or otherwise, in one transaction or a series of transactions.

“2003 Secured Notes Issue Date” means February 26, 2003.

“Unrestricted Subsidiary” means any Subsidiary (other than an Issuer) that prior to the Termination Date is designated by the Board of Directors of Parent as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only if:

(1) (a)	such Subsidiary has no Indebtedness other than Indebtedness as to which neither Parent nor any of its Restricted Subsidiaries (i) provides any credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (ii) is directly or indirectly liable as a guarantor or otherwise or (iii) constitutes the lender, other than in the case of clauses (i) and (ii) any non-recourse Guarantee given solely to support the pledge by Parent or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary; and

(b)	neither Parent nor any Restricted Subsidiary is liable for any Indebtedness that would permit (upon notice, lapse of time or both) any holder thereof to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity upon the occurrence of a default with respect to any Indebtedness of such Unrestricted Subsidiary;

(2)	such Subsidiary is not party to any agreement, contract, arrangement or understanding with Parent or any Restricted Subsidiary of Parent unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to Parent or such Restricted Subsidiary than those that would be obtained at the time from Persons who are not Affiliates of Parent;

(3)	such Subsidiary is a Person with respect to which neither Parent nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	such Subsidiary does not Guarantee or otherwise directly or indirectly provide credit support for any Indebtedness of Parent or any of its Restricted Subsidiaries.

Any such designation by the Board of Directors shall be evidenced to the applicable Trustee by delivering to such Trustee a certified copy of the resolution of such Board of Directors giving effect to such designation and an officers’ certificate, upon which such Trustee shall have no liability for relying, certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the applicable Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Parent as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Parent shall be in default of such covenant from the date of such incurrence).

The Board of Directors of Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Parent of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1)	such incurrence of Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and

(2)	no Default or Event of Default would be in existence following such designation.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have power to vote in the election of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the then outstanding principal amount of such Indebtedness; into

(2)	the total of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

Certain Bankruptcy and Fraudulent Transfer Limitations

Fraudulent transfer, insolvency and administrative laws may void, subordinate or limit the Notes and Note Guarantees and may otherwise limit your ability to enforce your rights under the Notes and the Note Guarantees.

Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, the issuance of the Guarantees by Parent and the Guarantors could be voided, or claims in respect of such obligations could be subordinated to all of their other debts and other liabilities, if, among other things, at the time Parent and/or the Guarantors issued the related Guarantees, or potentially the Guarantees of the Old Notes, Parent or the applicable Guarantor intended to hinder, delay or defraud any present or future creditor; or received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which Parent’s or such Guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, Parent or a Guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets;

•	the present fair saleable value of its assets was less that the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

By its terms, the Guarantee of each Guarantor will limit the liability of each such Guarantor to the maximum amount it can pay without the Guarantee being deemed a fraudulent transfer. Parent believes that immediately after the issuance of the Notes by the Issuers and the issuance of the Guarantees by the Guarantors, Parent and each of the Guarantors will be solvent, will have sufficient capital to carry on its respective business and will be able to pay its respective debts as they mature. However, a court may not apply these standards in making its determinations and a court may not reach the same conclusions with regard to these issues. In a recent evidentiary ruling in In re W.R. Grace & Co., the federal bankruptcy court for the District of Delaware held that under the Uniform Fraudulent Transfer Act, whether a transferor is rendered insolvent by a transfer depends on the actual liabilities of the transferor, and not what the transferor knows about such liabilities at the time of the transfer. Therefore, under that court’s analysis, liabilities that are unknown, or that are known to exist but whose magnitude is not fully appreciated at the time of the transfer, may be taken into account in the context of a future determination of insolvency. If the principle articulated by that court is upheld, it would make it very difficult to know whether a transferor is solvent at the time of transfer, and would increase the risk that a transfer may in the future be found to be a fraudulent conveyance.

If a bankruptcy proceeding were to be commenced under the federal bankruptcy laws by or against Parent or any other Guarantor, it is likely that delays will occur in any payment upon acceleration of the Notes and in enforcing remedies under the applicable Indenture, because of specific provisions of such laws or by a court applying general principles of equity. Provisions under federal bankruptcy laws or general principles of equity that could result in the impairment of your rights include, but are not limited to:

•	the automatic stay;

•	avoidance of preferential transfers by a trustee or debtor-in-possession;

•	substantive consolidation;

•	limitations on collectibility of unmatured interest or attorney fees;

•	fraudulent conveyance; and

•	forced restructuring of the Notes, including reduction of principal amounts and interest rates and extension of maturity dates, over the holders’ objections.

Book-Entry; Delivery and Form

Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000. The new notes will be issued at the closing of the exchange offer only against surrender of corresponding old notes.

The Notes will initially be represented by one or more global notes in definitive, fully registered form without interest coupons (collectively, the “Global Notes”) and will be deposited with the applicable Trustee as custodian for The Depositary Trust Company (“DTC”) and registered in the name of a nominee of DTC.

Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC, Euroclear and Clearstream, Luxembourg and their respective direct or indirect participants, which rules and procedures may change from time to time.

Global Notes. The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

Upon the issuance of the Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the initial purchasers. Ownership of beneficial interests in a Global Note will be limited to its participants or persons who hold interests through its participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

As long as DTC, or its respective nominee, is the registered holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the new notes represented by such global notes for all purposes under the Indentures and the new notes. Unless (1) DTC notifies Crown Americas and Crown Americas Capital that it is unwilling or unable to continue as depositary for such Global Note or ceases to be a “Clearing Agency” registered under the Exchange Act or (2) an Event of Default has occurred and is continuing with respect to such note, owners of beneficial interests in such Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of new notes in certificated form and will not be considered the owners or holders of such Global Note (or any notes represented thereby) under the Indentures or the new notes. In addition, no beneficial owners of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Indentures).

Investors may hold their interests in the Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC.

Payments of the principal of and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. None of Crown Americas, Crown Americas Capital, the Trustees or DTC, or any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Crown Americas and Crown Americas Capital expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any new notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such new notes as shown on the records of DTC or its nominee. Crown Americas and Crown Americas Capital also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Because DTC can only act on behalf of its respective participants, who in turn act on behalf of indirect participants and certain banks, the ability of a holder of a beneficial interest in global notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some U.S. states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited.

Interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers of interests in Global Notes between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised Crown Americas and Crown Americas Capital that it will take any action permitted to be taken by a holder of new notes (including the presentation of new notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the new notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to their respective participants.

DTC has advised Crown Americas and Crown Americas Capital as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve system, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC currently follows the foregoing procedures to facilitate transfers of interests in Global Notes among participants of DTC, they are under no obligation to do so, and such procedures may be discontinued or modified at any time. None of Crown Americas, Crown Americas Capital or the Trustees will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes. If any depositary is at any time unwilling or unable to continue as a depositary for new notes for the reasons set forth above under “—Global Notes,” Crown Americas and Crown Americas Capital will issue certificates for such new notes in definitive, fully registered, non-global form without interest coupons in exchange for the applicable Global Notes. Certificates for new notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by DTC (in accordance with its customary procedures).

The holder of a non-global note may transfer such note by surrendering it at the office or agency maintained by Crown Americas and Crown Americas Capital for such purpose in the City and State of New York, which initially will be the offices of the Trustee in such locations. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, Crown Americas and Crown Americas Capital will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to Crown Americas and Crown Americas Capital such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by Crown Americas and Crown Americas Capital that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Upon transfer or partial redemption of any note, new certificates may be obtained from the Trustee.

Notwithstanding any statement herein, Crown Americas and Crown Americas Capital and the Trustees reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing new notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and any State therein and any other applicable laws or as DTC may require.

Prescription. Under New York’s statute of limitations, any legal action upon the new notes must be commenced within six years after the payment thereof is due. Thereafter, the new notes will become generally unenforceable.

MATERIAL TAX CONSIDERATIONS

This section describes the material United States federal income tax consequences of the exchange offer. It applies to you only if you bought your old notes in the initial offering at the offering price and you hold your new notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a financial institution,

•	a regulated investment company,

•	a life insurance company,

•	a tax-exempt organization,

•	a foreign or domestic partnership or other entity treated as a partnership for federal income tax purposes,

•	an expatriate,

•	a person that owns new notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns new notes as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Exchange of Old Notes for New Notes

The exchange of old notes for new notes registered under the Securities Act will not constitute a taxable exchange. As a result,

•	you will not recognize taxable gain or loss as a result of exchanging your old notes;

•	the holding period of the new notes you receive will include the holding period of the old notes you exchange; and

•	the adjusted tax basis of the new notes you receive will be the same as the adjusted tax basis of the old notes you exchange.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a new note and you are:

•	a citizen or resident of the United States,

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to United States federal income tax regardless of its source,

•	or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Certain trusts not described above in existence on August 20, 1996 that elect to be treated as United States persons will also be United States holders for purposes of the following discussion.

If you are not a United States holder, this subsection does not apply to you and you should refer to “Non-United States Holders” below.

Payments of Interest

You will be taxed on interest on your new note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Purchase, Sale and Retirement of the New Notes

You will generally recognize capital gain or loss on the sale or retirement of your new note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your adjusted tax basis in your new note. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 15% where the property is held more than one year.

Non-United States Holders

This subsection describes the tax consequences to a non-United States holder. You are a non-United States holder if you are a beneficial owner of a new note and you are not a United States holder.

If you are a United States holder, this subsection does not apply to you.

Payments of Interest

Under United States federal income tax law, and subject to the discussion of backup withholding below, if you are a non-United States holder of a new note and the interest income on the new note is not effectively connected with a United States trade or business, Crown Americas and Crown Americas Capital generally will not be required to deduct United States withholding tax at a 30% rate (or, if applicable, a lower treaty rate) from payments of interest to you if:

1.	you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Crown Americas or Crown Americas Capital entitled to vote,

2.	you are not a controlled foreign corporation that is related to Crown Americas or Crown Americas Capital through stock ownership, and

3.	Crown Americas, Crown Americas Capital or their agent does not have actual knowledge or reason to know that you are a United States person and you have furnished to Crown Americas, Crown Americas Capital or their agent an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person.

Except to the extent that an applicable treaty otherwise provides, you generally will be taxed in the same manner as a United States holder with respect to interest if the interest income is effectively connected with your conduct of a trade or business in the United States. Effectively connected interest received by a corporate non-United States holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the owner delivers a properly executed Internal Revenue Service Form W-8ECI to the payor.

Purchase, Sale, Retirement and Other Disposition of the New Notes

If you are a non-United States holder of a new note, you generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale, exchange or retirement of a new note (other than any amount representing interest) unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

Backup Withholding and Information Reporting

In general, if you are a noncorporate United States holder, Crown Americas, Crown Americas Capital, and other payors are required to report to the Internal Revenue Service all payments of principal and interest on your new note. In addition, Crown Americas, Crown Americas Capital and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your new note before maturity within the United States. Additionally, backup withholding will apply to any payments, if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-United States holder, you will not be subject to backup withholding and information reporting with respect to payments of principal and interest made by Crown Americas or Crown Americas Capital provided that the certification requirements described above under “Non-United States Holders--Payments of Interest” are satisfied. However, Crown Americas and Crown Americas Capital are required to report payments of interest on your new notes on Internal Revenue Service Form 1042-S even if payments are not otherwise subject to information reporting requirements. In addition payments of the proceeds from the sale of new notes effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a new note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a new note that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a new note effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

This communication is directed solely at persons who (1) are outside the United Kingdom, or (2) are persons falling within Article 43(2)(a) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together are referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

Under existing SEC interpretations, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not an affiliate of ours, as such terms are interpreted by the SEC; provided that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like this exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment of the notes) with the prospectus contained in the exchange offer registration statement.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 8, 2006, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

A broker-dealer intending to use this prospectus in the resale of new notes must so notify us on or prior to the expiration date. This notice may be given in the space provided in the letter of transmittal or may be delivered to the exchange agent.

We may, in certain cases, issue a notice suspending use of this exchange offer registration statement. If we do so, the period during which the registration statement must remain effective will be extended for a number of days equal to the number of days the registration statement was in suspense.

We will not receive any proceeds from any sale of new notes by brokers-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with regard to the validity of the new notes and the new note guarantees will be passed upon for us and the guarantors by Dechert LLP, Philadelphia, Pennsylvania and Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Thomas A. Ralph, a retired partner of Dechert LLP, is a director of Crown and as of June 28, 2006 was the beneficial owner of 43,357 shares of Crown’s common stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report in Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Crown is subject to the information requirements of the Securities Exchange Act of 1934, and it files unaudited quarterly and audited annual reports, proxy and information statements and other information with the SEC. You may read and copy all or any portion of the reports, proxy and information statements or other information Crown files at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference rooms. The SEC also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by Crown with the SEC under the Exchange Act are incorporated by reference in this prospectus:

•	Crown’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	Crown’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Crown’s Proxy Statement on Schedule 14A filed with the SEC on March 24, 2006;

•	Crown’s Current Report on Form 8-K filed with the SEC on May 12, 2006; and

•	Crown’s Current Report on Form 8-K filed with the SEC on May 3, 2006.

Any future filings Crown makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the offering is terminated, including Crown’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, are also incorporated by reference into this prospectus. The information incorporated by reference is considered a part of this prospectus, and subsequent information that Crown files with the SEC will automatically update and supersede this information. Any information which is subsequently modified or superseded will not constitute a part of this prospectus, except as so modified or superseded.

Upon written or oral request, you will be provided with a copy of the incorporated documents without charge (not including exhibits to the respective documents unless the exhibits are specifically incorporated by reference into the respective documents). You may submit such a request for this material at the following addresses and telephone numbers:

Crown Americas LLC

c/o Crown Holdings, Inc.

Attn: Corporate Secretary

One Crown Way

Philadelphia, PA 19154

U.S.A.

(215) 698-5100

or:

Crown Americas Capital Corp.

c/o Crown Holdings, Inc.

Attn: Corporate Secretary

One Crown Way

Philadelphia, PA 19154

U.S.A.

(215) 698-5100

Crown Americas LLC

Crown Americas Capital Corp.

OFFER TO EXCHANGE

$500,000,000 7 5/8% Senior Notes due 2013 and related Guarantees for all outstanding

7 5/8% Senior Notes due 2013

$600,000,000 7 3/4% Senior Notes due 2015 and related Guarantees for all outstanding

7 3/4% Senior Notes due 2015

Prospectus

July 10, 2006